Exhibit 99.1

# REFRESHED BOARD.
# RIGHT CEO.
# RIGHT PLAN.

**DON'T GIVE UP CONTROL OF YOUR INVESTMENT TO A SELF-SERVING ACTIVIST**

**MAKE SURE YOU HAVE YOUR SAY**
**VOTE YOUR BLUE PROXY TODAY**

GILDAN

Dear Fellow Shareholder,

We want to inform you that we announced important changes to our Board of Directors (“the Board”) and have filed our management proxy circular for our 2024 Annual Meeting of Shareholders (the “2024 Annual Meeting”) to be held at 10:00 am EDT on May 28, 2024, at 1250 René-Lévesque Blvd West, Suite 3610 in Montréal, Québec, Canada.

Ahead of this filing, on April 22, 2024, the Gildan Board of Directors disclosed its slate of director nominees for the 2024 Annual Meeting, including five new independent directors, Timothy (Tim) Hodgson, Lewis L. (Lee) Bird III, Jane Craighead, Lynn Loewen, and Les Viner who have been appointed to the Board, effective May 1, 2024. Directors Donald C. Berg, Maryse Bertrand, Shirley Cunningham, Charles Herington and Craig Leavitt will depart the Board, effective the same day. Luc Jobin and Chris Shackelton have informed the Board that they will not stand for re-election at this year’s meeting. They will continue to serve in their capacity as members of the Special Committee of the Board of Directors supervising the previously communicated sale process until the close of the 2024 Annual Meeting in order to help transition this process to the refreshed Board. To facilitate a smooth transition process at this important juncture, the new directors have been recent observers to the Board.

In addition, the newly constituted Board is expected to unanimously appoint Tim Hodgson as Independent/Non-Executive Chair, effective May 1, 2024, taking the seat of Donald Berg. Donald has decided to step down from the Chair role to ensure a smooth transition while the incoming Chair leads Board discussions in support of the Company’s next phase of growth under its new President and CEO, Vince Tyra.

We are excited to welcome Tim, Lee, Jane, Lynn and Les to our Board – all of whom possess the necessary leadership experience, relevant expertise, and diverse backgrounds to be of tremendous value to our Board and management team in driving Gildan forward.

We also want to sincerely thank Donald, Maryse, Shirley, Charles, Luc, Craig, and Chris for their leadership, service, and many contributions throughout their tenure. They have been instrumental in helping lead and support a company whose foundation is now primed for sustainable, profitable growth and value creation. We wish them the very best in their future endeavors.

These Board changes were recommended by our Corporate Governance and Social Responsibility Committee (the “Governance Committee”) after extensive conversations with Gildan’s shareholders. One of the consistent themes we heard during those conversations was the need for more apparel expertise and experience with value-oriented consumer products on the Board. That is why we are also recommending that you vote for two of the nominees on the dissident slate, Karen Stuckey and J.P. Towner. While Browning West continually rebuffed our request to interview their candidates, it was clear to the Board, both through prior consideration of potential candidates and feedback received from shareholders and other stakeholders of the Company, that Karen Stuckey and J.P. Towner would be additive to our Board as Gildan pursues its growth agenda. Since the Board refreshment announcement on April 22, members of the incoming Gildan Board have had the opportunity to speak with Ms. Stuckey and Mr. Towner and the Board members are looking forward to working with them.

By way of background and introduction, Tim Hodgson has a long and distinguished leadership career in asset management, finance, as well as public service. He is known for successfully bringing clarity, focus, collaboration, and value creation as part of leading the turnaround in several challenging situations. Tim was Special Advisor to Governor Carney at the Bank of Canada and served as Chief Executive Officer of Goldman Sachs Canada from 2005 to 2010, after having risen through various positions within the international investment bank’s New York, London, Silicon Valley, and Toronto offices.. Tim possesses more than 15 years of board experience spanning several sectors. He currently serves as the Chair of Hydro One, a TSX 60 company and Canada’s largest publicly traded electricity transmission and distribution service provider. He also serves as Chair of the Canadian Investment Regulatory Organization, Vice Chair of the Investments Committee of the Ontario Teacher’s Pension Plan and on the board of the Property and Casualty Insurance Compensation Corporation. Tim most recently served as Managing Partner and Director of Alignvest Management Corporation, a Canadian-based private equity investment firm. His prior board directorships include Dialogue Health Technologies, PSP Investments, Sagicor Financial Company, MEG Energy, the Ivey School of Business at Western University, and Bridgepoint Health. He is a Fellow of the Institute of Chartered Professional Accountants (FCPA) and holds the Institute of Corporate Directors designation (ICD.D).

Lewis L. (Lee) Bird III brings to the Gildan Board deep leadership experience and relevant industry expertise in apparel and supply chain. He most recently served as Chairman and CEO of At Home Group Inc., a US-based retailer. Prior to that, Lee served as Managing Director/Consumer Practice Leader of The Gores Group, a global private equity firm. Prior to this, Lee served as Group President of Nike Affiliates for Nike Inc., Chief Operating Officer of The Gap and Chief Financial Officer of Old Navy. Before his consumer/retail career, he held various strategic and financial leaderships roles at Gateway, Inc., Honeywell/AlliedSignal, Inc., and Ford Motor Company. He started his career as an Assistant Vice President & Commercial Loan Officer for BayBanks, Inc. Lee is currently on the Board of the Larry H. Miller Company, the National Advisory Committee for the Marriott School of Business at Brigham Young University and is a member of the Ownership Advisory Group of the NHL Dallas Stars.

Jane Craighead has over 20 years of experience with public companies and board governance, first as executive management and then as an independent corporate director. Jane is skilled in finance and accounting, human resource management including executive compensation, corporate governance, business strategy and change management. She most recently served as Senior Vice President Global Human Resources at Scotiabank. Prior to that, she served as Global Practice Leader, Total Rewards of Rio Tinto, as well as a similar role at Alcan. She is currently a member of the board of directors of Crombie Real Estate Investment Trust where she is a member of the Human Resources Committee and Chair of the Governance and Nominating Committee, of Wajax Corporation where she is a member of the Audit Committee and Chair of the Human Resources Committee, and of Telesat Corporation where she is a member of the Audit and Nominating and Governance committees and Chair of the Human Resources and Compensation Committee. Her prior board directorships include Jarislowsky Fraser Limited, Intertape Polymer Group Inc., Clearwater Seafoods Incorporated, and Park Lawn Corporation. Jane has a PhD in Management and is a Chartered Professional Accountant (CPA).

Lynn Loewen brings a wealth of valuable experience to the Board, particularly in executive leadership, governance, risk management, finance, operations, technology, accounting and sustainability/ESG. She most recently served as President of Minogue Medical Inc., a Canada-based healthcare organization specializing in the delivery of innovative medical technologies to hospitals and medical clinics. Before Minogue, Lynn served as President of Expertech Network Installation Inc. Lynn has also held key positions with Bell Canada Enterprises including Vice President of Finance Operations and Vice President of Financial Controls. Prior to this, she was Vice President of Corporate Services and Chief Financial Officer of Air Canada Jazz. In addition, Lynn possesses extensive board experience; she currently serves as a member of the board of directors, Chair of the Audit Committee and as a member of the Information Technology Committee of National Bank of Canada, a Canadian Chartered Bank, and a director of Emera Incorporated, a TSX-listed multinational energy company. Lynn is the current Chancellor of Mount Allison University. She is a Fellow of the Institute of Chartered Professional Accountants (FCPA) and holds the Institute of Corporate Directors designation (ICD.D).

VOTE YOUR BLUE PROXY		ii
Questions? Need help voting? Contact Kingsdale Advisors:
1 (888) 518-6813 (Toll-free in North America) Email: contactus@kingsdaleadvisors.com	1 (437) 561-5012 (Call Collect or Text)

Les Viner is a lawyer, Chartered Professional Accountant (CPA), and seasoned business leader, bringing to the Board extensive experience in financial and strategic planning, change management, talent development, risk management, conflict resolution, business development and transaction execution. Les most recently served as a Senior Partner of Torys LLP, a leading international business law firm headquartered in Toronto. Before that, Les Viner served as Managing Partner of Torys, where he was responsible for the firm’s overall strategic direction and client focus, as well as for all professional and administrative matters. In this role, Les led the transition from a single office, founder-led firm to a multi-office, professionally led firm, while developing and implementing a differentiated strategy which led to marketplace recognition and profitable growth. During his time at Torys, Les stepped in to serve as Interim General Counsel and Corporate Secretary of Canada Post Corporation, advising the Company’s Board and leading legal, compliance, and ESG functions. Prior to that, Les practiced corporate, securities and natural resources law with Macleod Dixon in Calgary, and international corporate and finance law with Allen & Overy in London, England. Les obtained his B.Comm. from University of Calgary, J.D. from University of Toronto, and LL.M. from Harvard University. Les holds the Institute of Corporate Directors designation (ICD.D).

The Company’s nominees have been thoughtfully selected to serve on the Board following a robust recruitment process, including the hiring of an independent search firm, and extensive shareholder engagement. The Board, as reconstituted, possesses strong business and core industry experience and deep expertise in key functional areas, such as corporate governance, legal, ESG, and HR, which are needed to oversee Gildan in its next phase of growth.

There is now genuine excitement around Gildan. We have a new, highly engaged CEO with a credible strategic plan and a newly constituted Board of Directors that bring the right combination of expertise, experience, and collaboration to position the Company to create meaningful value for shareholders.

Vince Tyra is exactly the right CEO to scale Gildan in an increasingly complex and fiercely competitive environment. In his first few months, Vince has hit the ground running, being the first Gildan CEO in years to visit most manufacturing sites in order to get immersed into our processes and culture. He has been attending trade shows to reconnect with customers, holding town halls to create openness and start a two-way dialogue with employees, and engaging with shareholders and major partners to better understand the challenges and opportunities facing the Company.

Importantly, following extensive proactive engagement of our shareholders by Vince and the management team, Vince has outlined five key focus strategic priorities, which reflect shareholders’ desire to continue sustainably growing Gildan. You can view Vince Tyra’s investor update or watch a webcast of his presentation at www.futureofgildan.com. These initial priorities, which build on our current Gildan Sustainable Growth strategy, are:

It should not come as a surprise that investors are already starting to see results from their new CEO. Gildan knew what they were getting when they hired Mr. Tyra as the result of a process that involved 3 highly qualified finalists and 32 reference checks as part of an extensive look at his background.

VOTE YOUR BLUE PROXY		iii
Questions? Need help voting? Contact Kingsdale Advisors:
1 (888) 518-6813 (Toll-free in North America) Email: contactus@kingsdaleadvisors.com	1 (437) 561-5012 (Call Collect or Text)

At just 34 years of age, Vince was handpicked to take on the role of President of Fruit of the Loom and was instrumental in the implementation of a plan to stabilize the company and restructure the business, paving the way for its eventual sale to Berkshire Hathaway.

He then became the chief executive at Broder Bros after Bain Capital noticed the turnaround work at Fruit of the Loom. At Broder Bros, he successfully engineered the acquisition of Alpha shirt holdings. During his six-year tenure at Broder Bros., he grew EBITDA by 223% delivering a compound annual growth rate of 26.4% to shareholders.

Yoo Joon Kim was a Principal at Bain Capital when Mr. Tyra was CEO of then Bain-owned Broder Bros and had this to say about working with Vince:

“With almost 30 years of private equity investing experience, I have worked with countless CEOs in multiple industries. Vince was in the top tier of those executives given his leadership strengths, ability to build strong teams and culture, financial performance, acquisition experience … Gildan is very fortunate to have Vince as its next leader. I have tremendous confidence in the Company’s future under his stewardship.”

After Border Bros., his next stop was Southfield Capital as an Operating Partner and member of the investment committee. At Southfield, his portfolio produced an internal rate of return of 27% and a multiple on invested capital of 3.2x.

And most recently he served as Senior Vice President of Corporate Strategy and Mergers and Acquisitions at Houchens Industries, where he oversaw and developed corporate strategy for the $4 billion revenue employee-owned holding company.

Every stop in his journey tells the same type of story. Vince is the type of leader who is present and builds winning teams focused on the relentless pursuit of value creation.

Given his track record, shareholders are right to see Vince as a value creator. While the early returns on Vince’s tenure have been encouraging, there is still much work to be done.

Our management team, led by Vince, will continue to review the business and looks forward to presenting a comprehensive vision for the future at an upcoming Investor Day to be held in the Fall of 2024.

We are now at a pivotal moment in the trajectory of Gildan, one where shareholders have a choice between reverting to a past devoid of a credible growth path, where the share price has long been range bound, or embracing a bright future with an inspired and fully dedicated CEO, strong strategic direction and leadership style, and a newly refreshed Board committed to collaboration and value creation.

Our strategy will allow us to drive sustainable and profitable growth, while enhancing returns for our shareholders. As is our fiduciary duty – and to ensure that we are maximizing shareholder value – your Board has also been reviewing other strategic alternatives through dialogue with potential bidders after receiving a confidential non-binding expression of interest to acquire Gildan. Despite Browning West’s public stance against considering any alternative, its attempts to disrupt the process, and their portraying the review of alternatives as an entrenchment strategy for the Board, the ongoing process is robust and will be measured against the value creation potential of our compelling current strategic plan. We are confident that the newly reconstituted Board that we are recommending will pursue their fiduciary duties by continuing to review such alternatives and assessing them against the Company’s future plans. It will ultimately be up to the shareholders to decide whether to accept any offer.

By moving to replace Mr. Chamandy with Mr. Tyra as Gildan’s President and CEO and overseeing the evolution of Gildan’s Sustainable Growth Strategy, Gildan made the necessary change to ensure that the Company is well positioned for the future.

VOTE YOUR BLUE PROXY		iv
Questions? Need help voting? Contact Kingsdale Advisors:
1 (888) 518-6813 (Toll-free in North America) Email: contactus@kingsdaleadvisors.com	1 (437) 561-5012 (Call Collect or Text)

LET US BE CLEAR : the decision to transition leadership away from the founder CEO was not taken lightly. While we acknowledge the contributions made by Glenn Chamandy during his 20-year tenure as CEO, it became evident to the Board that a change was necessary to allow Gildan to reach its full potential. The Board was unanimous in its conviction that retaining Mr. Chamandy as CEO would have jeopardized the future of Gildan and destroyed significant shareholder value.

After agreeing to a formal succession plan in 2021, Mr. Chamandy recently made clear that he never intended to abide by that agreement despite being part of the discussions since 2021, telling the media in a December 2023 about face, “I had no intention of leaving. You know, my view is that I would leave when I think the time is right for the company.”

As Mr. Chamandy was putting his personal interests ahead of the Company’s, the business was losing momentum and growth was stagnating. Amidst this stagnating performance, and despite the previously agreed to succession plan, Mr. Chamandy demanded that the Board approve a risky, multi-billion-dollar acquisitions strategy predicated on him staying CEO for several more years, and threatened that he would quit and sell all his shares if the Board did not do so. The independent Board did not believe that Mr. Chamandy’s strategy was in the best interests of the Company or its shareholders. In light of Mr. Chamandy’s threat to resign, the Board believed that it had no choice but to proactively remove him so that the Board could continue with its process of finding a qualified successor that was aligned with the current needs of the Company and interests of shareholders as soon as possible.

Browning West responded to Mr. Chamandy’s departure almost immediately, which the Board believes reflects clear preparation or alignment with Mr. Chamandy. Browning West’s comments spread a false narrative on both the CEO succession process and the Company’s new CEO. Shareholders would be right to question whether Mr. Chamandy and Browning West had a well-orchestrated plan in place, designed to create as much noise and chaos as possible around his departure to undermine the Board and Company. The aim was simple: create a false narrative to provide pretext for launching a proxy contest to take control of the Board and the Company, without paying any premium, and reinstating Mr. Chamandy as CEO with a more compliant Board.

During the past 5 months, Gildan’s Board has engaged with and welcomed the views of the Company’s shareholders including Browning West and its supporters. Through almost 90 meetings, it was evident that there was not unanimous support for Browning West and its nominees – even among those who Browning West publicly identifies as supportive. Specifically, there was concern about Mr. Chamandy returning to the Company, that the nominees were selected by Browning West without input from other shareholders, and about providing Browning West with unchecked control of the Company.

It became clear that the type of board that shareholders wanted to see moving forward was a board that would support value creation through balanced fresh perspectives with historic knowledge; previous board experience with a focus on governance, industry, and manufacturing experience; and one that was responsive to the views of shareholders. Shareholders also told us they wanted a focused Board that would work collaboratively.

With this significant input from shareholders, the Governance Committee, which included members who were not targeted by Browning West, has proposed the aforementioned new independent nominees as part of this year’s board slate in order to maintain the Company’s commitment to ongoing refreshment. The slate strikes a balance between ensuring the Board retains historical continuity during a period of transition and provides fresh perspectives to ensure it continues to serve its important oversight function on behalf of all shareholders.

It is critical for shareholders to understand that the Board made Browning West aware of its willingness to engage in a balanced refreshment process that considered not only their views, but those of other shareholders as well. Unfortunately Browning West made it clear that the only changes it was willing to accept were changes that benefited Browning West exclusively, prolonging this unnecessary proxy fight. Despite Browning West’s intransigence, the Governance Committee attempted to meet with certain of Browning West’s nominees to discuss their possible addition to the Board prior to the shareholder meeting. While some nominees expressed an openness to this, Browning West precluded its nominees from participating in any such meetings.

VOTE YOUR BLUE PROXY		v
Questions? Need help voting? Contact Kingsdale Advisors:
1 (888) 518-6813 (Toll-free in North America) Email: contactus@kingsdaleadvisors.com	1 (437) 561-5012 (Call Collect or Text)

Nonetheless, the Governance Committee examined the qualifications and competencies of the Browning West slate in order to ensure that the nominees being put forward to shareholders at this year’s Annual Meeting were responsive to the desire for shareholder nominated representation and comprised the strongest possible Board that could be constructed. After that evaluation, and based on prior deliberations and feedback received from external sources, the Board concluded that Karen Stuckey and J.P. Towner would bring skills that were additive and thus recommended that they be endorsed as nominees. That same process concluded that other nominees from Browning West’s slate would only result in duplication of skillsets on the Board or disruption to the forward momentum underway at Gildan.

Browning West’s involvement in Gildan should concern every shareholder. Holding just a small position in the stock, the activist is attempting to take control of both the Board and the Company, all without paying any premium. Browning West appears to have violated U.S. law in building its position in Gildan to call a Special Meeting, and then withdrew its request for that meeting when the Board notified Browning West and U.S. regulators about the violation. Equally troubling, Browning West has amplified false and salacious stories from tabloid media to score points in the proxy contest. Browning West will use any tactics no matter how disgraceful, to gain control of Gildan. Shareholders who care about governance are right to ask what this behaviour will amount to if Browning West gains Board control?

Looking at Browning West’s past activist record, it has delivered wildly volatile results for its own investors and left a trail of chaos at the companies that fell victim to its campaigns. It is a record that should flash warnings signs when considering the following:

•	When Usman Nabi was a senior partner at H Partners before co-founding Browning West with Peter Lee, he inserted himself onto the board of Tempur Sealy. The Wall Street Journal referred to Nabi’s campaign as a “Tempur Tantrum” for his treatment of the CEO. Under Mr. Nabi’s tenure on the TPX Board, the company’s stock significantly declined in value, falling approximately 23%, and the Company saw three CEOs in just four months.

•	At Domino’s UK, Mr. Nabi joined the board in November 2019. During his tenure as a director, the company saw a transition of four different CEOs in four years.

•	At Countryside, Peter Lee joined the board as Browning West publicly called for a sale of the company. Browning West’s Countryside campaign ripped through two CEOs and multiple Board Chairs, while destroying shareholder value with the company’s share price losing nearly half of its value before its merger with Vistry in 2022. Following the merger, and while Browning West was still actively engaged, Vistry appeared to engage in questionable governance practices, particularly regarding executive compensation, with two directors ultimately resigning from the Board in protest.

Over the last several months, the Board has attempted to reach a settlement agreement with Browning West and offered multiple times to interview its candidates so that the Board could consider those candidates for nomination at the 2024 Annual Meeting. Good faith efforts by the Company were repeatedly rebuffed by the activist hedge fund.

Regardless, we felt it critical to ensure that the Board’s composition reflected the conversations we had with shareholders and that is why we have recommended that shareholders vote for Karen Stuckey and J.P. Towner.

We do not believe that the rest of Browning West’s slate offers an increase in expertise or experience to Gildan’s business, and accordingly, they do not represent the best mix of director candidates. In fact, we believe that a vote for Peter Lee or Glenn Chamandy would be a vote to undo the work the Governance Committee has done to put forward a refreshed, collaborative Board that is superior to the Browning West slate and reflects the desires of shareholders. If this proxy contest is about governance and the future of the Company as Browning West asserts, then shareholders should support the Company’s nominees. Handing unfettered control of the Company to Browning West and granting it the Board and the CEO it picked with no checks or balances – as shareholders have expressed concern about – is not in the best interests of the Company.

VOTE YOUR BLUE PROXY		vi
Questions? Need help voting? Contact Kingsdale Advisors:
1 (888) 518-6813 (Toll-free in North America) Email: contactus@kingsdaleadvisors.com	1 (437) 561-5012 (Call Collect or Text)

Gildan has the right CEO, a strong plan and a newly refreshed, strong, engaged, and diverse Board, with a balanced mix of experience, skills, leadership expertise, and fresh, new perspectives to enhance value for shareholders. The Board is fully aligned behind Vince in his role as CEO and looks forward to helping him continue to execute and enhance the Company’s strategy. We encourage shareholders to support Vince in executing our long-term vision as well as our highly skilled, proven, and recently refreshed Board.

VOTE THE BLUE PROXY CARD TODAY

We look forward to seeing you at the 2024 Annual Meeting and for the opportunity to answer your questions, but if you cannot attend, it is important that your shares be represented. Whether or not you plan to attend the 2024 Annual Meeting, we urge you to read the Management Information Circular carefully and to vote FOR ALL the Gildan nominees by using the enclosed BLUE proxy and NOT to vote for Browning West’s director nominees other than Karen Stuckey and J.P. Towner or return any proxy card sent to you by Browning West. As Gildan is using a “universal” proxy containing all the Gildan nominees as well as the other nominees proposed by Browning West, there is no need to use any other proxy regardless of how you propose to vote.

Thank you for your continued support of Gildan and please vote the BLUE proxy card today.

Sincerely,

The Gildan Board of Directors

Voting is now open. Vote Today. Don’t wait.

Vote your BLUE proxy early to ensure it will be counted.

Even if you have never voted before and no matter how many shares you own, becoming a voter is fast and easy. Here’s how:

To vote FOR ALL the Gildan nominees , vote the BLUE proxy. Follow the instructions on the BLUE proxy or voter information form Vote Online:

Registered shareholders: www.investorvote.com

Non-registered shareholders: www.proxyvote.com

Vote by phone:

Registered shareholders call toll-free at 1-866-732-8683

Attend the Meeting:

Registered shareholders and duly appointed proxyholders (including non-registered (beneficial) shareholders who have appointed themselves as proxyholders) will be granted access to attend, participate and vote their shares at the 2024 Annual Meeting in person.

Don’t wait until the voting deadline at 10:00 a.m. EDT on Friday, May 24, 2024.

Questions? Need help voting?

Contact Kingsdale Advisors by texting or calling

1 (888) 518-6813 or by email at contactus@kingsdaleadvisors.com

You can also visit our Annual Meeting site at: www.futureofgildan.com for more information about Gildan, our Board, and go-forward strategy.

VOTE YOUR BLUE PROXY		vii
Questions? Need help voting? Contact Kingsdale Advisors:
1 (888) 518-6813 (Toll-free in North America) Email: contactus@kingsdaleadvisors.com	1 (437) 561-5012 (Call Collect or Text)

Timothy Hodgson Lewis L. (Lee) Bird III Dhaval Buch Marc Caira Jane Craighead Sharon Driscoll Lynn Loewen Anne Martin-Vachon Vincent (Vince) J. Tyra Les Viner Karen Stuckey J.P. Towner

VOTE YOUR BLUE PROXY		viii
Questions? Need help voting? Contact Kingsdale Advisors:
1 (888) 518-6813 (Toll-free in North America) Email: contactus@kingsdaleadvisors.com	1 (437) 561-5012 (Call Collect or Text)

1.	Mr. Tyra has the Right Experience to Lead Gildan in its Next Chapter and Create Shareholder Value

As early as 2021, it had become clear that the job description for the CEO had changed. Gildan needed a CEO who could capitalize on a strong manufacturing foundation to launch the next phase of growth at Gildan. Mr. Tyra is the right person for that job and was selected after an extensive process.

From day one, Mr. Tyra has hit the ground running, getting to know our high-performing management team and by visiting several key Gildan sites including Honduras and Barbados. These visits have provided him with a view of opportunities to prepare for growth in the years to come. In his first 90 days, Mr. Tyra has:

•

Visited 18 offices and manufacturing sites to get immersed in the Company’s process and cultures. Through individual meetings and townhalls, key personnel have been re-invigorated by Mr. Tyra’s hands-on approach and focused leadership.

•

Attended trade shows and begun conversations with major partners, including many of Gildan’s largest shareholders, to better understand the challenges and opportunities at Gildan. He has also built a quick rapport with our Company’s biggest customers given his prior knowledge of many of them and his keen understanding of their needs.

•	Put forward a plan that reflects the input of shareholders and leverages Gildan’s manufacturing strength by growing its commercial capabilities.

This understanding has been developed through Mr. Tyra’s experience in leadership roles across the apparel industry where he has consistently demonstrated an exceptional ability to drive growth and shareholder value.

•	During his six-year tenure as the CEO at Broder Bros., he grew EBITDA by 223% delivering a compound annual growth rate of 26.4% demonstrating his ability to create value for shareholders .

•

As President of Retail for Fruit of the Loom, he played a key role in the resurrecting of the company by selling off non-core assets, adopting efficiency gains, cutting costs and focusing on the core retail business.

•

As Senior Vice President of Corporate Strategy and Mergers and Acquisitions at Houchens Industries, he oversaw and developed corporate strategy for the $4 billion revenue employee-owned holding company.

•

As an Operating Partner and Member of the Investment Committee at Southfield Capital, he served as Chairman of the private equity firm’s various portfolio companies, including Industrial Services of America (IDSA), BioPharm Communications, RCR International, Total Fleet Solutions, Dealer Financial Services, Hallcon, and Elite Medical. In addition, Mr. Tyra stepped in as interim CEO of Total Fleet Solutions, Deal Financial Services, and Elite Medical.

This experience is already paying dividends for Gildan’s shareholders, as evidenced by the release of strong quarterly results.

VOTE YOUR BLUE PROXY		ix
Questions? Need help voting? Contact Kingsdale Advisors:
1 (888) 518-6813 (Toll-free in North America) Email: contactus@kingsdaleadvisors.com	1 (437) 561-5012 (Call Collect or Text)

2.	There was a case for change at Gildan in 2023, and the Board delivered the necessary change by appointing Vince Tyra as Gildan’s President and CEO

Gildan’s Board has worked diligently to provide stability, holding former CEO Glenn Chamandy accountable including preventing him from pursuing a poorly thought-out acquisitions strategy in the Fall of 2023. While the Board worked with the management team to regain positive annualized total shareholder returns, the removal of Mr. Chamandy and appointment of Mr. Tyra was the critical change needed to reverse the stagnation in our sales in order to continue to outperform relative to Gildan’s peers.

The unanimous view amongst the Board was that Gildan could and should be doing better. This meant making tough choices to put the Company back on the right track.

While Mr. Chamandy deserves credit for helping Gildan reach the heights that it has, particularly during the first 10 years of his being CEO, it became apparent to the Board that he was out of ideas when it came to bringing forward a plan to lead Gildan into its next phase of growth.

There were also signs which demonstrated to the Board that it was time to act in order to protect shareholders.

After 20 years at the helm, Mr. Chamandy had in recent years considerably scaled back his day-to-day involvement in running Gildan.

Gildan corporate records reviewed after Mr. Chamandy’s termination confirmed the Board’s impression about his disengagement. On average, Mr. Chamandy was coming into the office only 4 times a month and sent out no more than a handful of work emails a day.

The Board was solid in its conviction that it had made the right decision when it formed and began implementing its process to find a successor for Mr. Chamandy. At such a critical time in Gildan’s history, the Board believed the Company could not be left in the hands of a distracted and absentee CEO. Scaling the Company in an increasingly complex and competitive environment demanded a hands-on CEO with fresh ideas, deep apparel experience, a keen understanding of manufacturing and expertise in areas like marketing, merchandising and product development.

The ensuing succession process which led to the hiring of Mr. Tyra received much scrutiny from media after being attacked falsely by Browning West. Yet, one of Canada’s leading experts on corporate governance and accountability, Dr. Richard W. Leblanc, who was retained by the Board to provide an independent review of the two and a half-year process, concluded that Gildan followed a good and rigorous process. Among Dr. Leblanc’s conclusions were that the Board took reasonable steps to ensure that:

•	CEO succession planning and strategic planning were both maintained on the Board’s agenda and focused upon by the Board during regularly scheduled meetings;

VOTE YOUR BLUE PROXY		x
Questions? Need help voting? Contact Kingsdale Advisors:
1 (888) 518-6813 (Toll-free in North America) Email: contactus@kingsdaleadvisors.com	1 (437) 561-5012 (Call Collect or Text)

•	Internal candidates were considered by the Board, and the Board oversaw their respective developmental progress to become CEO-ready;

•	An international executive search firm, a compensation advisory firm, and a legal firm were retained throughout the process to recruit top external candidates and provide expert advice to the Board;

•

Internal and external candidates were reviewed, assessed and diligently deliberated upon by the Board, with independent directors proceeding iteratively, methodically, deliberatively, and without undue influence or bias, at all stages of the CEO hire process;

•	Detailed psychometric testing occurred with the three finalist candidates;

•	The chosen permanent CEO’s credentials, competencies, and other attributes were vetted in the context of detailed reference and background checks from 32 different sources; and

•	The Board respected the confidentiality of the CEO succession planning process.

Mr. Chamandy did not abide by the agreed upon succession plan and instead sought to entrench himself in several ways. First by proposing to continue to develop internal candidates for three more years, then by proposing a risky and ill-conceived acquisition strategy that would require his continued involvement as CEO, and finally by attempting to bully the Board into accepting that he remain as CEO by threatening to leave following the November meeting and selling his shares. Despite repeatedly assuring Board members for months that he ‘would go gracefully’, when the time came, he refused to leave. He refused all settlement offers and forced the Board to terminate him in a manner calculated by Mr. Chamandy to inflict the maximum amount of disruption to Gildan’s business. Immediately after his departure was announced, we understand that Mr. Chamandy made good on his threat to sell all of his shares in the Company to create downward pressure on the share price, to the detriment of all shareholders. Mr. Chamandy also intentionally deleted messages on his corporate-issued devices after his termination and prior to returning them, hampering the Company’s investigation into his actions prior to his departure.

Gildan cannot afford to go back to a self-interested, absentee CEO and having him join the Board would be equally disruptive given Mr. Chamandy has continued to demonstrate an inability to set aside his personal interests and to focus on the best interests of the Company. After 40 years, now is the time to turn the page towards a new future for the Company and allow the Company and its employees to move forward without dwelling on the past.

3.	Gildan has a thoughtful Long-Term Plan in Place to Maximize Value for All Shareholders

Under the leadership and oversight of the Board, Gildan’s management team is working to continue to leverage the Gildan Sustainable Growth strategy which seeks to expand Gildan’s competitive edge as a low-cost manufacturer by increasing its scale and diversification, drive innovation and digitization across the organization, and stay true to the Company’s 20+ year ESG track record.

During his first 90 days, Mr. Tyra and his team have already begun to identify opportunities to build on this strategy through complementing Gildan’s manufacturing strength by growing the Company’s commercial capabilities.

VOTE YOUR BLUE PROXY		xi
Questions? Need help voting? Contact Kingsdale Advisors:
1 (888) 518-6813 (Toll-free in North America) Email: contactus@kingsdaleadvisors.com	1 (437) 561-5012 (Call Collect or Text)

The approach, which was presented in Gildan’s investor update on April 15th, 2024, is built on five pillars:

1.	Successfully execute supply chain initiatives to maintain availability, cost leadership, and industry-leading margins

2.	Leverage Gildan’s unique brands and develop distinct commercial capabilities to accelerate growth and strengthen the Company’s market position

What we need to do	How we will do it

3.	Deepen Gildan’s relationships with existing and prospective retail partners, strengthening the Company’s position as the supplier of choice

VOTE YOUR BLUE PROXY		xii
Questions? Need help voting? Contact Kingsdale Advisors:
1 (888) 518-6813 (Toll-free in North America) Email: contactus@kingsdaleadvisors.com	1 (437) 561-5012 (Call Collect or Text)

4.	Complementing strong North American market position with renewed focus on select international markets to drive growth

5.	Empower and build Gildan’s world class talent and leadership to ensure long-term resilience of the business

This is in contrast to Browning West, whose sole objective is to bring back Mr. Chamandy as CEO. The contrast becomes even starker when one evaluates the difference between the plans that have been put forward. When Mr. Chamandy presented his long-term plan to the Board at the end of October 2023, he presented a plan that entailed limited organic growth potential and large scale, risky acquisitions. Fast forward to April 1, 2024, and the Browning West/Chamandy plan paints a rosy picture that is shrouded in ambiguity and rife with financial engineering. Shareholders are right to question whether Mr. Chamandy and Browning West have any clearer vision today for the future growth of the Company than Mr. Chamandy did in October 2023, or whether the Browning West/Chamandy plan is nothing more than an attempt at wishful thinking with the objective to seize control of the Company.

VOTE YOUR BLUE PROXY		xiii
Questions? Need help voting? Contact Kingsdale Advisors:
1 (888) 518-6813 (Toll-free in North America) Email: contactus@kingsdaleadvisors.com	1 (437) 561-5012 (Call Collect or Text)

Source	Chamandy’s 2023 Plan[1]	Browning West/Chamandy Plan	Difference of Opinion in 5 months
Date	October 2023	April 2024
5 Year Forward Revenue CAGR[2]	5.1%	6%	0.9%
5 Year Forward Operating Margin	15%	22.4%	7.4%
5 Year Forward EPS CAGR	7.0%	18.5%	11.5%
Future Share Price	$25-323	$1024	$70-77

The reality is that unlike Browning West and Mr. Chamandy, Gildan has a thoughtful, credible long-term plan in place under the leadership of Mr. Tyra to drive value for all shareholders. One that they have already begun to execute and one which is delivering results for shareholders.

4.	Gildan has proposed a highly qualified, responsive Board with a proven ability to create value and provide effective oversight of our long-term strategy

This year, Gildan is proposing a refreshed slate of directors, based upon the recommendation of the Governance Committee members. We are confident these new directors will continue to build on the Company’s strategic approach and ensure that Gildan’s Board continues to serve its important oversight function in holding management to account on behalf of shareholders.

This strategic approach includes a robust process facilitated by the Governance Committee to ensure strong due diligence was conducted on each new nominee and a smooth transition existed once they were selected to join the Board. This included bringing on Mr. Hodgson, Mr. Bird, Ms. Craighead, Ms. Loewen and Mr. Viner as observers before officially taking on their duties to ensure they had an opportunity to understand the direction that the Company was taking. All five have expressed strong support for the plan and impressed the Governance Committee with their experience and their commitment to holding management to account on behalf of all shareholders.

[1]	2023 Sales, Operating Margin and EPS metrics use Company-provided status quo case
[2]	5-year time period for Chamandy’s 2023 Plan and Browning West Plan based on 2023-2028
[3]

2023 future share price lower end based on 10% WACC, 2.5%LTGR, 10% growth in dividend and a 5% share repurchase program and upper end based on 5-year forward PE of 15x to 2024 forecasted EPS and adjusted for a 15% operating margin

[4]

Browning West plan future share price based on forecasted EPS of $6.02 and PE multiple of 17x Source: Chamandy’s 2023 Plan values per company’s long range plans presented to the Board by management. Browning West Plan values per Browning West Supercharge Gildan plan.

VOTE YOUR BLUE PROXY		xiv
Questions? Need help voting? Contact Kingsdale Advisors:
1 (888) 518-6813 (Toll-free in North America) Email: contactus@kingsdaleadvisors.com	1 (437) 561-5012 (Call Collect or Text)

Gildan's Board has been thoughtfully composed to ensure that it has deep experience in the textile and apparel industries bolstered by deep experience and skillsets including:

- Manufacturing operations
- Supply chain and distribution
- Global growth and operations
- Strategy and risk management
- Environment and sustainability
- Accounting and financial
- Sales and marketing
- Human capital management and compensation
- Digital and technology
- Corporate governance and regulatory

## Our Board

**Timothy Hodgson, Chair of the Board**

**Lewis L. (Lee) Bird III, Director**

**Dhaval Buch, Director**

**Marc Caira, Director**

**Jane Craighead, Director**

**Sharon Driscoll, Director**

Timothy Hodgson, Lewis L. (Lee) Bird Ill, Dhaval Buch, Chair of the Board Director Director History as a value creator—generating positive average annual total shareholder returns as a director Textile and apparel industry experience, including senior executive roles at Nike Inc., The Gap Inc. and Old Navy Generated positive annualized total shareholder return during his tenure as a named executive officer at Hindustan Unilever Limited Strong experience serving on the boards of institutional investors including the Ontario Teacher’s Pension Plan and t he Public Sector Pension Investment Board Proven experience as a CEO and director of public companies Deep experience in supply chain, distribution and manufacturing operations Proven experience as a Chair during his tenure at Hydro One Ltd. Marc Caira, Jane Craighead, Sharon Driscoll, Director Director Director Generated positive annualized total shareholder returns during his tenure as Gildan director Generated positive average annualized total shareholder returns during his tenure as a named Executive at Nestle S.A. and as CEO of Tim Hortons Inc. Extensive corporate governance credentials having chaired various key committees at public companies Seasoned human resources professional as both an executive and board member Generated positive average annualized total shareholder return in her director roles at other public companies Generated positive average annualized total shareholder returns in her named executive officer roles in other public companies

Lynn Loewen, Director Anne Martin-Vachon, Director Vincent (Vince) J. Tyra, President & CEO Significant experience in executive and leadership roles in public companies Extensive corporate governance credentials including previous experience in Audit, ESG Health and Safety, Risk and Technology Generated positive annualized total shareholder returns at Gildan Generated positive annualized total shareholder returns in her executive role at Nordstrom Inc During his six-year tenure as the CEO at Broder Bros., he grew EBITDA by 223% delivering a compound annual growth rate of 26.4% demonstrating his ability to create value for shareholders Strong track record of driving growth at portfolio companies at Southfield and Houchens Les Viner, Director Extensive experience as both a lawyer and a chartered professional accountant Business career includes significant experience in financial and strategic planning, change management, talent development and transaction execution

VOTE YOUR BLUE PROXY		xvi
Questions? Need help voting? Contact Kingsdale Advisors:
1 (888) 518-6813 (Toll-free in North America) Email: contactus@kingsdaleadvisors.com	1 (437) 561-5012 (Call Collect or Text)

After careful examination of Browning West’s nominees and after extensive engagement with shareholders, the Governance Committee is recommending that shareholders elect Karen Stuckey and J.P. Towner from Browning West’s slate. However, the Company believes that it would be disruptive to nominate the remaining 6 members of the Browning West slate to the Board and does not believe that these nominees would be additive to board deliberations. Specifically, Gildan’s Board believes that Browning West’s 6 remaining nominees would not add any skills or expertise to the Company’s Board that are not already present and that moving forward with their nominees would serve to impair the continuity and the deliberate and thoughtful refreshment process already underway at Gildan.

Glenn Chamandy		Peter Lee

X	As CEO, Mr. Chamandy was unable to produce a long-term growth plan and uninterested in developing organic growth initiatives for Gildan	X	Generated negative annualized total shareholder returns at his sole public company director role at Countryside partnerships and known for CEO turnover and creating chaos

X	Presented the board with non-viable acquisition targets in an attempt to prolong his tenure as CEO	X	No public company experience as a named executive officer
		X	No garment or textile manufacturing experience

X	Given his past actions, can not be trusted as a director to put the interest of the Company ahead of his own, and would result in disruption of a necessary leadership transition and re-energized corporate strategy already underway	X	As a Browning West principal and holding only 5% of shares wants to take control of the Company and its Board

X	Underperformed relative to S&P 500 index during last 5 years of tenure	Michael Kneeland

		X	Served on the board of Monitronics International Inc. when the company filed for Chapter 11 bankruptcy protection in 2023

X	Ghislain Houle No public company director experience	X	Served as the Chair of the Compensation Committee at YRC Worldwide Inc, where Glass Lewis recommended AGAINST their executive compensation resolution during 3 years of his tenure

X	No garment and textile manufacturing experience	X	No garment or textile manufacturing experience

X	No supply chain and distribution experience

Michener Chandlee

	Melanie Kau	X	No public company director experience

X	No garment or textile manufacturing experience	X	No public company experience as a named executive officer

In Browning West’s rush to take control of Gildan’s Board from its shareholders and in their unwillingness to engage constructively, they overlooked an important fact that underscores how needless their actions of the last 5 months have been:

This includes a regular pattern of planned refreshment. On all accounts, the refreshed Gildan Board is superior to the Browning West slate.

If the choice before Gildan’s shareholders is about governance and the future of the Company, as Browning West has asserted, then they should be supporting the Board and the enhanced Gildan Sustainable Growth strategy proposed by the Company.

VOTE YOUR BLUE PROXY		xvii
Questions? Need help voting? Contact Kingsdale Advisors:
1 (888) 518-6813 (Toll-free in North America) Email: contactus@kingsdaleadvisors.com	1 (437) 561-5012 (Call Collect or Text)

5.	Browning West has a track record of value destruction

Browning West’s slate is not the only concern when evaluating the activist’s proposals. Browning West and its founders’ track record of value destruction has been well documented.

In 2015, Mr. Usman Nabi engaged in activism against Tempur Sealy International Inc., the world’s largest bedding provider. After successfully pushing for the CEO of Tempur Sealy to be fired, Mr. Nabi joined the board and led the CEO search committee. The next three years saw a 23% decline in the company’s total shareholder returns after which Mr. Nabi departed the board and started Browning West with Mr. Peter Lee.

Two years later, in 2020, Browning West urged Countryside, one of the largest homebuilders in the United Kingdom, to explore sale options and appoint Mr. Lee to Countryside’s board. The ensuing campaign, which saw Mr. Lee appointed to the board, resulted in a 47% decline in total shareholder returns from the launch of Browning West’s campaign to the time Countryside was acquired.

VOTE YOUR BLUE PROXY		xviii
Questions? Need help voting? Contact Kingsdale Advisors:
1 (888) 518-6813 (Toll-free in North America) Email: contactus@kingsdaleadvisors.com	1 (437) 561-5012 (Call Collect or Text)

The pattern of reckless and value destructive tactics from these previous campaigns are present in Browning West’s actions towards Gildan and its shareholders today.

Nevertheless, the Board has always tried to put Gildan and its shareholders first and attempted to engage in settlement discussions with Browning West in the hopes that it could reach an agreement which allowed this costly and unproductive proxy battle to come to a close. This outreach included numerous attempts from representatives of the Board to offer to meet with members of Browning West’s proposed slate which were rebuffed.

The activist’s sole objective is to put Mr. Chamandy back in the CEO role. The Board cannot do this in good conscience.

Shareholders should question what Browning West and its nominees are trying to accomplish and whether their history of value destruction is too big a risk to take when Gildan is demonstrating strong momentum as it executes against its refreshed plan.

The stakes at this year’s Annual Meeting could not be higher and the Board knew it had to put forward a slate that balanced the need for important historical continuity during a period of transition with its new CEO, Mr. Tyra, while also bringing on fresh perspectives as part of the Company’s ongoing strategic approach to refreshment.

VOTE YOUR BLUE PROXY		xix
Questions? Need help voting? Contact Kingsdale Advisors:
1 (888) 518-6813 (Toll-free in North America) Email: contactus@kingsdaleadvisors.com	1 (437) 561-5012 (Call Collect or Text)

THE BOARD’S APPROACH TO GOVERNANCE

Early in this campaign, Browning West tried to reframe the narrative around Mr. Chamandy’s failure to abide by his formal succession plan as a governance issue with the Board of Directors. The facts tell a different story.

The Board has always taken its fiduciary duties seriously, particularly when it comes to the Company’s long-term strategy and the critical need for a formal succession plan when the founder CEO has been in the role for 20 years.

For the last three years, the Board was consistent in its effort to both hold Mr. Chamandy accountable for creating a credible, long-term growth strategy and to collaborate with him on a smooth and orderly CEO succession plan. Regarding strategy, Mr. Chamandy was unable to put forward a credible plan over the past three years. Instead, just weeks before his departure, he proposed making a series of risky and highly dilutive multi-billion-dollar acquisitions predicated on him remaining CEO to oversee integration and his eventual succession. The idea, lacking any rigorous due diligence, appeared to be a reckless attempt to keep his job by a CEO who refused to let go. The Board pushed back and refused to be bullied by the CEO.

Regarding CEO succession planning, the Board carried out a robust and professional process. A formal agreement, proposed and agreed to by Mr. Chamandy, was put in place in December 2021. Directors hired a leading executive search firm to oversee the plan, engaged Mr. Chamandy throughout, and evaluated both internal and external candidates. Extensive references were obtained on the successful candidate, Mr. Tyra, that were all satisfactory.

If Mr. Chamandy, who had spent 20 years as CEO, disagreed with the plan proposed by the Board in December 2021, he indicated the contrary and the Board took him at his word. The Board also believed him when he said repeatedly throughout 2023 that he “would go gracefully” whenever the Board decided the time was right. However, subsequent to his termination, he made it clear that none of that was true. He made clear in his own words while speaking with the Globe and Mail on December 16, 2023: “I had no intention of leaving. You know, my view is that I would leave when I think the time is right for the company.”

That statement captures the essence of the challenge the Board had in dealing with Mr. Chamandy toward the end of 2023. When the formal succession plan that he agreed to edged closer to reality, he reacted by attempting to scuttle the process in order to remain in power, regardless of the disruption it could cause Gildan.

Mr. Chamandy’s actions and demands left the Board no choice but to terminate him.

Browning West attacked both the hiring of Mr. Tyra and the decision to terminate Mr. Chamandy with false narratives including with respect to the Board’s governance processes. Two renowned governance experts have looked at the facts underpinning both Board decisions and concluded otherwise.

The Board hired Dr. Robert Leblanc, a leading governance expert, to independently review whether the Board of Directors of Gildan Activewear followed a good and rigorous process with respect to succession planning of the President and Chief Executive Officer. He answered in the affirmative.

The Board also hired Peter Dey, a leading governance expert and Chairman of Paradigm Capital, an independent investment dealer, to independently review whether the decision of the Board to terminate Mr. Chamandy was reasonable in the circumstances. Mr. Dey answered in the affirmative, concluding, “During this process, the board decided that it could no longer have confidence in the CEO, and when that tipping point is reached, the board must act to replace the CEO. Against this background, in my opinion, the Gildan board of directors acted reasonably in terminating the CEO and followed a process which satisfies current standards of good governance.”

It is easy for an activist investor to falsely accuse the Board of poor governance. But this was not a failed process it was a sabotaged process. The facts are the person who failed to govern himself in accordance with acceptable standards of behaviour for a chief executive was Glenn Chamandy.

VOTE YOUR BLUE PROXY		xx
Questions? Need help voting? Contact Kingsdale Advisors:
1 (888) 518-6813 (Toll-free in North America) Email: contactus@kingsdaleadvisors.com	1 (437) 561-5012 (Call Collect or Text)

BACKGROUND TO THE SOLICITATION

Gildan’s CEO Succession Process Begins

In May 2021, Mr. Chamandy, who had served as President and CEO since 2004, informed the Board that he planned to retire within three to five years.

On December 7, 2021, the Chair of the Board, Don Berg, and Mr. Chamandy agreed to a formal succession process for Mr. Chamandy’s retirement which would have seen him stepping down as CEO in December 2024 and retiring from the Company following a reasonable transition period with the new chief executive. Mr. Chamandy agreed to that plan. Mr. Berg and Mr. Chamandy then discussed the CEO succession plan in most of their quarterly feedback meetings and communications over the next two years.

In January 2022, in accordance with the agreed plan, the Board hired a leading executive search firm to advise the Board on Gildan’s CEO succession, create the profile for the next CEO, as well as to conduct internal assessment and development work.

In March 2022, the Board, including Mr. Chamandy, discussed and approved a CEO position description and profile. Over the next year, that profile was used to evaluate candidates and the list of potential CEO candidates was further refined.

Mr. Chamandy Reverses Course

At the August 2023 Board meetings, Mr. Chamandy demanded that he be provided with a definitive timeline on the succession process, which was considered by the independent Board members at a special meeting of the Board on August 31, 2023.

Prior to this special meeting, Mr. Chamandy sent a memorandum to Mr. Berg outlining a new proposal and thoughts regarding CEO succession planning, which contemplated yet another three-year timeline, prolonging Mr. Chamandy’s tenure far beyond the original timeframe. Mr. Chamandy’s new proposal was predicated upon him staying on for several more years to oversee the development of internal successors and the transition thereafter. The proposal included no new facts to justify delaying the plan originally agreed to. In particular, it was noted by the Board that there was no new strategy being proposed that required Mr. Chamandy’s ongoing oversight. On the contrary, Mr. Chamandy had indicated at the August 2023 Board meetings that the long range plan to be presented in October 2023 would not be substantially different than the prior year’s plan. In addition, in a move which had raised the Board’s concerns around Mr.

Chamandy’s willingness or ability to develop successors internally, he had recently terminated a senior executive in manufacturing within 9 months of his hiring him to join Gildan for that purpose.

On August 31, 2023, at the special meeting of the Board, the Board decided to continue with its original plan to evaluate both internal and external candidates for CEO and rejected Mr. Chamandy’s proposal to extend him as CEO for an additional three years.

By September 2023, the external CEO search had narrowed to a list of 21 priority candidates.

On September 6, 2023, Mr. Berg and director Luc Jobin met with Mr. Chamandy in Montreal to inform him of the Board’s decisions and answer his demand for a definitive timeline on the succession process. A slide deck was provided to Mr. Chamandy indicating the Board would continue to consider internal and external candidates, with a tentative retirement date between July 31 and December 31, 2024, with a reasonable overlap period thereafter where Mr. Chamandy would relinquish his CEO title but stay on through an orderly transition until his retirement.

Mr. Chamandy presents ill-conceived and risky acquisition strategy that would require him to stay on as CEO

By early October 2023, as the succession process advanced, Mr. Chamandy contacted Mr. Berg to meet and discuss how his succession should be tied to a new strategy he had for Gildan. Mr. Berg offered, and Mr. Chamandy accepted, an opportunity to present his new strategy proposal and his related succession plan at the next regular Board meeting to be held on October 30th, 2023.

VOTE YOUR BLUE PROXY		xxi
Questions? Need help voting? Contact Kingsdale Advisors:
1 (888) 518-6813 (Toll-free in North America) Email: contactus@kingsdaleadvisors.com	1 (437) 561-5012 (Call Collect or Text)

Mr. Chamandy’s October 30th presentation was not, as he now claims, a routine annual strategy exercise. This was a formal strategy proposal pushed forward aggressively to the Board in order to convince the Board to extend the succession timeline.

The idea that Mr. Chamandy put forward on October 30th, 2023 was for Gildan to embark on a risky and highly dilutive multi-billion-dollar acquisitions strategy predicated on him remaining as CEO for several more years to oversee integration and his eventual succession. The Board was dubious about these high-risk acquisitions, particularly in light of Mr. Chamandy’s inability to answer even the most basic questions about his strategic proposal. Mr. Chamandy’s proposal was premised on his belief that there was a limit to his ability to increase the Company’s organic growth prospects within the next five years and that, in his view, the only way to generate meaningful shareholder value would be through acquisitions outside of Gildan’s area of expertise.

The Board indicated to Mr. Chamandy that a more detailed analysis of his proposal, including addressing risks and mitigation, was required. Mr. Chamandy indicated clearly to the Board that if it did not approve his acquisition strategy and resulting succession plan, he would immediately leave Gildan and sell his stock. It appeared clear to the Board that Mr. Chamandy was promoting ill-considered acquisitions that would have cost Gildan billions in an effort to justify him staying on as CEO. At the same time, the Board was aware that Mr. Chamandy offered no new ideas about how to organically grow the business. To manage the risks created by the CEO’s behaviour, the Board chose to reconvene to consider the CEO’s demands at the end of the month of November.

Mr. Chamandy continued to press Mr. Berg for an immediate answer to his proposal, which Mr. Berg resisted.

On November 24th, 2023, the Board reconvened to consider the results of the external search process and to discuss the response to the CEO’s ultimatum. The independent directors unanimously decided to continue to move forward with the external candidate and reject the Mr. Chamandy’s demands. On a phone call on November 24th, 2023, following this Board meeting, Mr. Berg informed Mr. Chamandy that the Board planned to make a formal offer to an external CEO candidate which would see an orderly transition at the end of Q1 2024. Other options were also discussed that would have seen Mr. Chamandy stay on longer. Mr. Chamandy refused to engage in succession discussions at all and asserted that the Board had to commit to him as the continuing CEO. He threatened to leave immediately if the Board did not do so, said that he would speak to his lawyers and would respond on Monday, November 27th. Mr. Chamandy recorded that private and confidential phone call with Mr. Berg without his knowledge.

Mr. Chamandy did not wait until his own Monday deadline. Instead, on Saturday, November 25th, he sent the Board a letter reiterating his demands and setting a deadline for the Board to accept his ultimatum by that Monday. On Sunday, November 26th, before the Board had even responded, Mr. Chamandy began moving out of his office.

For two weeks, the Board’s representatives attempted to negotiate the terms of an amicable departure for Mr. Chamandy. They were ultimately advised by Mr. Chamandy’s representatives, on the eve of the Board meeting called for December 10th to approve a settlement with Mr. Chamandy and the appointment of Mr. Tyra as the new CEO, that he would not settle. Mr. Chamandy wished to remain in his position as CEO, notwithstanding that he had by then cleaned out his office. The Board then relieved Mr. Chamandy of his duties as President and CEO of Gildan.

On December 11th, 2023 Gildan announced that Mr. Tyra would be the new President and CEO of Gildan and that Mr. Chamandy had left his position. Following the Company’s announcement, Mr. Chamandy revealed in an interview that he never intended to abide by the agreed succession plan and was quoted in the press stating: “I had no intention of leaving. You know, my view is that I would leave when I think the time is right for the company.”

Browning West Launches Proxy Campaign to Reinstate Mr. Chamandy

On December 14th, 2023, a mere three days after the announcement of Mr. Chamandy’s departure, and after a 15 minute conversation with the Chair of the Board, Browning West published a detailed letter to the Board advocating against the appointment of Mr. Tyra and calling for the reinstatement of Mr. Chamandy, the removal of Mr. Berg and the appointment to the Board of one of its principals, Peter Lee.

VOTE YOUR BLUE PROXY		xxiii
Questions? Need help voting? Contact Kingsdale Advisors:
1 (888) 518-6813 (Toll-free in North America) Email: contactus@kingsdaleadvisors.com	1 (437) 561-5012 (Call Collect or Text)

Gildan Engages with Shareholders

In the week following the December 11th announcement and Browning West’s letter, the Board spoke with numerous shareholders, including Coliseum Capital Management, LLC (“CCM”), regarding the events surrounding Mr. Chamandy’s termination.

The Board invited Chris Shackelton, a principal of CCM to meet with Mr. Tyra and to engage in discussions with the Board relating to a potential support agreement including with respect to board representation, voting commitments and standstill provisions. The Board viewed Mr. Shackelton’s potential appointment to the Board during its period of transition as important given it would strengthen shareholder representation on the Board, bring fresh perspectives for value creation, and help the Company evaluate opportunities to stabilize the business for the future.

On December 17th, 2023, CCM entered into a support agreement with Gildan. Pursuant to the support agreement, the Board appointed Mr. Shackelton to serve as director and Gildan agreed that in connection with the Company’s annual general meetings held in 2024 and 2025, Gildan would cause its slate of directors to include Mr. Shackelton or a nominee of CCM and would solicit proxies in favor of Mr. Shackelton or such nominee. The support agreement demonstrated the conviction of one of the Company’s largest shareholders in the Company’s strategy.

Browning West Requisitions a Shareholder Meeting; Withdraws Requisition

On December 29th, 2023 Browning West released a second letter articulating its campaign to reinstall Mr. Chamandy as CEO and indicating it would requisition a shareholders’ meeting to elect five of its nominees to the Board. On January 8th, 2024, in response to misinformation, the Board released a letter to shareholders correcting the record around Mr. Chamandy’s tenure and pointing out the false information that had been disseminated into the market.

On January 9th, 2024 Browning West submitted its requisition for a special meeting of Gildan shareholders, seeking now to replace a majority of the members of the incumbent Board with eight of its nominees. Following receipt of the requisition, the Board constituted a special committee of directors, consisting of a majority of directors who were not targeted by Browning West for removal, with a mandate to review and make recommendations to the Board with respect to the requisition, including to assess the validity of the requisition. Upon having reviewed the requisition with its legal advisors, the Company discovered that Browning West had violated the United States Hart-Scott-Rodino Antitrust Improvements Act (the “HSR Act”) by illegally accumulating shares in Gildan without observing the filing and waiting period requirements under the HSR Act. After the Company informed Browning West of this violation, Browning West made a filing under the HSR Act putatively under protest, claiming that its acquisitions were not subject to the filing and waiting requirements under the HSR Act. On January 21st, 2024, the Company announced this development and that Browning West had used these illegally accumulated shares to submit its requisition.

The committee tasked with considering the requisition held four meetings before making its recommendation to the Board. The committee’s unanimous recommendation to the Board was that it should call an annual and special meeting of shareholders for May 28th, 2024. In light of Browning West’s violation of U.S. law in accumulating shares underlying its requisition, the Board also determined that the Company file an application to the Quebec Court for declaratory judgment that the requisition was null and void and, as a result, the special meeting of shareholders be cancelled. On January 29th, 2024, the Company announced that the Board, having unanimously accepted the committee’s recommendation, had set the date of the annual and special meeting for May 28th, 2024 and the filing of the application to the Quebec Court.

On January 31st, 2024, Browning West withdrew their requisition and announced its intention to instead nominate its nominees at the upcoming 2024 Annual Meeting.

Gildan Engages Browning West in Settlement Discussions

For the last few months, Gildan has attempted to engage Browning West in settlement discussions in efforts to avoid the cost and distraction of a contested shareholder meeting. In addition to meeting with Browning West, the Board also offered numerous times to meet with its proposed director nominees in consideration of its Board refreshment. However, Browning West refused to allow its nominees to meet with the Board or its representatives. The Board nevertheless assessed Browning West’s candidates as part of its formal director selection process, including eliciting feedback from shareholders, external advisors and reference sources.

VOTE YOUR BLUE PROXY		xxiv
Questions? Need help voting? Contact Kingsdale Advisors:
1 (888) 518-6813 (Toll-free in North America) Email: contactus@kingsdaleadvisors.com	1 (437) 561-5012 (Call Collect or Text)

Gildan announces strong Q4 and End-of-year results and Governance Plans

On February 21st, 2024 Gildan released its strong fourth quarter results which resulted in the Company announcing a 10% dividend increase for 2024. In 2023, Gildan returned $204 million in Q4 and $492 million for the full year through dividends and share repurchases.

On March 19th, 2024, Gildan confirmed that the Company had received a confidential non-binding expression of interest to acquire Gildan and that a special committee had been formed to review and consider the proposal and to conduct a targeted outreach to a small number of reputable potential counterparties, several of which expressed an interest in considering a potential friendly transaction.

Gildan Moves Forward

Since joining the Company in January, Mr. Tyra quickly became heavily engaged with the various stakeholders of Gildan, including visiting hundreds of employees in Montreal and Honduras, meeting with key customers at industry trade shows, and engaging with shareholders that had requested to meet him – bringing with him a refreshing hands-on approach to leadership and spurring a new culture of excitement within Gildan for its next stage of growth.

On April 15th, 2024, with the full support of Gildan’s executive team, Mr. Tyra presented his strategic priorities for Gildan that builds on the Gildan’s Sustainable Growth strategy, capitalizing on the Company’s strong manufacturing foundation.

On April 22nd, 2024, Gildan announced its refreshed board, after conducting a robust and thoughtful recruitment process to select the most qualified and experienced directors with the best mix of skillsets to support Mr. Tyra and his management team’s ambitious yet realistic plan to launch the next phase of growth at Gildan.

VOTE YOUR BLUE PROXY		xxv
Questions? Need help voting? Contact Kingsdale Advisors:
1 (888) 518-6813 (Toll-free in North America) Email: contactus@kingsdaleadvisors.com	1 (437) 561-5012 (Call Collect or Text)

SHAREHOLDER’S Q&A

Voting for Registered Shareholders

Vote at www.investorvote.com (enter your 15-digit control number on your BLUE Proxy)

Call toll free at 1-866-732-8683 or 312-588-4290 (outside Canada and the United States). You will need your 15-digit control number specified on the BLUE Proxy to identify yourself to the system.

Complete, sign and date your BLUE Proxy and return it by fax to 1-866-249-7775 toll-free (within Canada and the United States only) or 1-416-263-9524 (outside Canada and the United States). On the fax, please write: To the Toronto Office of Computershare, Attention: Proxy Department

Complete, date, sign, and return your BLUE Proxy by mail to:

Computershare Investor Services Inc.

Attention: Proxy Department

100 University Avenue

8th floor, North Tower

Toronto, Ontario, Canada M5J 2Y1

By attending the Meeting, which will be held at 1250 René-Lévesque Blvd West, Suite 3610, Montréal, Québec.

Q. How do I vote my shares?

A. Vote only your BLUE Proxy or BLUE Voting Instruction Form.

Voting for Canadian Non-registered (Beneficial) Shareholders (CDN NOBO/OBO)

Vote at www.proxyvote.com (enter your 16-digit control number specified on your BLUE Voting

1-800-474-7493 (English) 1-800-474-7501 (French). You will require a 16-digit control number specified on your BLUE Voting Information Form to identify yourself to the system

Complete, sign and date your BLUE Voting Information Form and return it by fax to 905-507-7793 or 514-281-8911

Vote by mailing in your completed, signed BLUE Voting Information Form, using the postage paid envelope included in your package.

Voting for U.S. Non-Registered (Beneficial) Shareholders (US NOBO/ OBO)

Vote at www.proxyvote.com (enter your 16-digit control number specified on your BLUE Proxy/Voting Information Form)

Call 1-800-454-8683. You will require your control number specified on your BLUE Proxy/Voting Information Form to identify yourself to the system

Complete, sign and date your BLUE Proxy/Voting Information Form and return it by fax to the number listed on your BLUE Proxy/Voting Information Form

Vote by mailing in your completed, signed BLUE Voting Information Form, using the postage paid envelope included in your package

VOTE YOUR BLUE PROXY		xxvi
Questions? Need help voting? Contact Kingsdale Advisors:
1 (888) 518-6813 (Toll-free in North America) Email: contactus@kingsdaleadvisors.com	1 (437) 561-5012 (Call Collect or Text)

Q. Who is soliciting my proxy?

A. The Board of Directors and management of Gildan are soliciting the BLUE Proxy for use at the Meeting. In connection with this solicitation, the Board and management have provided this circular and retained Kingsdale Advisors to assist with these efforts. As Gildan is using a “universal” proxy containing all the Gildan nominees as well as the other nominees proposed by the dissident, Browning West, there is no need to use any other proxy regardless of how you propose to vote. Shareholders should discard any other proxy received from Browning West.

Q. How will the solicitation be made?

A. The solicitation will be made primarily by mail. In addition to the solicitation of proxies by mail, directors and officers of the Company may solicit proxies personally by telephone or other telecommunication but will not receive additional compensation for doing so. The Company has engaged Kingsdale Advisors as a strategic advisor and any shareholders who have questions or need assistance should contact Kingsdale by telephone at 1-888-518-6813 or 437-561-5012 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

Q. What if I can’t attend the Meeting in person?

A. If you cannot attend the Meeting in person, please ensure the enclosed BLUE Proxy is received by Gildan’s transfer agent, Computershare Investor Services Inc., well in advance of the proxy cut-off at 10:00 a.m. EDT on Friday, May 24, 2024 to ensure that your vote is counted and there is as high as possible shareholder representation at the Meeting. The BLUE Proxy includes instructions as to how you may vote by phone or via the internet. The Chair of the Meeting may waive or extend the proxy cut-off time at his or her discretion without notice.

Q. What documents have been sent to shareholders?

A. Your package includes this 2024 management information circular and our audited annual consolidated financial statements for the year ended December 31, 2023 along with a BLUE Proxy or a BLUE Voting Instruction Form. In addition to these, we are sending, along with our financial statements, a copy of our 2023 Modern Slavery Report, a report that is now required to be provided to shareholders of the Company under the Fighting Against Forced Labour and Child Labour in Supply Chains Act, a new Canadian law. These documents are also available on our website (www.gildancorp.com) as well as on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

Q. Who is entitled to vote at the Meeting?

A. Only shareholders of record at the close of business on April 23, 2024 are entitled to vote on the matters of business to be proposed at the Meeting.

Q. What Proxy or Voting Instruction Form should I use?

A. Use ONLY the BLUE Proxy or BLUE Voting Instruction Form to vote. As Gildan is using a “universal” proxy containing all of the Gildan nominees as well as the other nominees proposed by the dissident, Browning West, there is no need to use any other proxy regardless of how you propose to vote. Shareholders should discard any other proxy received from Browning West.

Q. When must my shares be voted by?

A. Shares must be voted prior to 10:00 a.m. EDT on Friday, May 24, 2024, the proxy cut-off time. If you are mailing a signed BLUE Proxy or BLUE Voting Instruction Form please ensure that it arrives well before this time. It is suggested that shareholders vote online or by telephone to prevent delays that may result in your vote not being received in time.

Q. How many shares are eligible to vote?

A. The number of common shares of Gildan outstanding and eligible to vote at the Meeting as of the Record Date listed above are 168,589,957. Each common share carries the right to one vote and all common shares may be voted at the Meeting.

Q. Are there any shareholders who hold more than 10% of the outstanding shares?

A. As at April 23, 2024, none of our directors or officers were aware of anyone who beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying 10% or more of the voting rights attached to voting securities of Gildan

VOTE YOUR BLUE PROXY		xxvii
Questions? Need help voting? Contact Kingsdale Advisors:
1 (888) 518-6813 (Toll-free in North America) Email: contactus@kingsdaleadvisors.com	1 (437) 561-5012 (Call Collect or Text)

Q. Who will count the votes?

A. Votes will be tabulated by Computershare Investor Services Inc., the Company’s transfer agent.

Q. What if I already voted on the Browning West dissident proxy or Voting Instruction Form?

A. Even if you have already voted using a proxy or voting instruction form from Browing West, you have every right to change your vote and support Gildan’s Director Nominees who have the proven track record of creating value for all shareholders and the plan to improve the performance of your investment. Simply vote the accompanying BLUE Proxy or BLUE Voting Instruction Form and it will replace your earlier vote.

Q. How do I appoint someone else to vote for me?

A. The persons named in the BLUE Proxy or Voting Instruction Form are directors or officers of the Company. If you wish to appoint a person other than the names that appear, then strike out those printed names appearing on the proxy and insert the name of your chosen proxyholder in the space provide or submit another appropriate proxy permitted by law. Send or deliver the completed and signed proxy to the offices of Computershare Investor Services Inc. before the above-mentioned deadline. If you appoint a non-management proxyholder, please make them aware and ensure they will attend the Meeting for the vote to count.

Q. How will my BLUE proxy be voted?

A. If no specification is provided on the proxy, your shares will be voted in line with the Board’s recommendation as follows:

•	FOR the appointment of KPMG as Gildan’s independent auditors and the fees to be paid as recommended by the Audit committee and set by the board

•	FOR each Gildan nominated director

•	FOR the election of Karen Stuckey and J.P. Towner ONLY and WITHHOLD in respect of the election of any other Browning West nominees

•	FOR the advisory resolution on our approach to executive compensation as described in this circular

•	AGAINST the shareholder proposal set out in Appendix D.

Q. What if I want to change my vote or revoke my Proxy or Voting Instruction Form?

A. You have the right to change or revoke your vote up until the proxy cut-off time.

Registered Shareholders

Registered shareholders of the Company may change or revoke their proxy by:

•	voting again by phone or on the internet or by completing and signing a proxy bearing a later date and depositing it with Computershare Investor Services Inc., the Company’s transfer agent, no later than 10:00 a.m. EDT on Friday, May 24, 2024 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting;

•	depositing an instrument in writing signed by the registered shareholder, or by the registered shareholder’s attorney duly authorized in writing, either

•	with Computershare Investor Services Inc., 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1 at any time up to and including the last business day before the Meeting or any adjournment or postponement thereof or

•	with the Chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting, or any adjournment or postponement thereof; or

•	any other method permitted by law.

Registered shareholders may change their vote by sending a new BLUE Proxy prior to the cut-off time to revoke their vote. The latest proxy will be the only one that is valid.

Non-Registered (Beneficial) Shareholders – Canadian and U.S.

Non-registered (beneficial) shareholders may revoke their voting instructions before they are acted on. To revoke your voting instructions, contact your broker or intermediary.

Non-registered (beneficial) shareholders may change their voting instructions by sending new instructions prior to their intermediary’s cut-off time to revoke their vote. Intermediaries may set deadlines for the receipt of revocation notices that are farther in advance of the Meeting than those set out above and, accordingly, any such revocation should be completed well in

VOTE YOUR BLUE PROXY		xxviii
Questions? Need help voting? Contact Kingsdale Advisors:
1 (888) 518-6813 (Toll-free in North America) Email: contactus@kingsdaleadvisors.com	1 (437) 561-5012 (Call Collect or Text)

advance of the deadline prescribed in the BLUE Proxy/Voting Instruction Form to ensure it is given effect at the Meeting. The latest instructions will be the only one that is valid.

Q. Who should I contact for more information or assistance in voting my shares?

A. If you have any questions or require more information with respect to voting at the Meeting, please contact the Company’s strategic advisor, Kingsdale Advisors, by telephone at 1-888-518-6813 or 437-561-5012 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

VOTE YOUR BLUE PROXY		xxix
Questions? Need help voting? Contact Kingsdale Advisors:
1 (888) 518-6813 (Toll-free in North America) Email: contactus@kingsdaleadvisors.com	1 (437) 561-5012 (Call Collect or Text)

IN ORDER TO BE USED AT THE MEETING, YOUR BLUE FORM OF PROXY MUST BE SUBMITTED IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED PRIOR TO 10:00 A.M. (EST) ON MAY 24, 2024. Go to www.investorvote.com Shareholders who wish to vote specified on your BLUE proxy by phone can scan the QR and then follow the voting code on their Form of Proxy or instructions on thescreen. You call toll-free at 1.866.732.8683 will require a 15-digit Control or 312.588.4290 (outside (YOU HOLD A SHARE CERTIFICATE VOTINGBY VOTING REGISTERED IN YOUR NAME) INTERNET Number(located on the front of BYPHONE Canada and the United your BLUE proxy) to identify States). You will require a yourself to the system. 15-digit Control Number (located on the front of your BLUE proxy) to identify yourself to the system. Complete, sign and date your Complete, date and sign your BLUE form of proxy and BLUE form of proxy and return return it by fax it to: to1.866.249.7775 toll-free (within Canada and the United Computershare Investor VOTING States only) or 1.416.263.9524 VOTINGBY Services Inc. Attention: Proxy BYFAX MAIL OR Department (outside Canada and the DELIVERY 8th Floor, 100 University United States). On the fax Avenue, Toronto, ON M5J please write: To the Toronto 2Y1 Office of Computershare, Attention: Proxy Department Go to www.proxyvote.com Shareholders who wish to specified on your BLUE VIF vote by phone should call and then follow the voting 1.800.474.7493 (English) or instructions on the screen. 1.800.474.7501 (French). You You will require a 16-digit will require a 16-digit Control VOTINGBY Control Number (located on VOTING Number (located on the front INTERNET BYPHONE VIF) to the front of your BLUE VIF) to of your BLUE identify identify yourself to the system. yourself to the system. (YOU HOLD SHARES THROUGH A CANADIAN BANK, BROKER OR OTHER INTERMEDIARY) Complete, sign and date Complete, sign and date your your BLUE VIF and return BLUE VIF and return it in the it by fax to 905.507.7793 or postage prepaid envelope 514.281.8911. provided to the address set VOTINGBY out on the envelope. VOTING MAIL OR BYFAX DELIVERY Go to www.proxyvote.com Shareholders who wish to specified on your BLUE VIF vote by phone should call and then follow the voting 1.800.454.8683 then follow instructions on the screen. the voting instructions on You will require a Control your BLUE VIF/proxy. You VOTINGBY Number (located on the front VOTING will require a Control Number INTERNET BYPHONE of your BLUE VIF/proxy) to (located on the front of your identify yourself to the system. BLUE VIF/proxy) to identify yourself to the system. (YOU HOLD SHARES THROUGH A U.S.BANK, BROKER OR OTHER INTERMEDIARY) Complete, sign, and date your Complete, sign, and date your BLUE VIF/proxy and return BLUE VIF/proxy and return itin it by fax to the fax number(s) the postage prepaid envelope listed on your BLUE VIF/proxy. VOTINGBY provided to the address set out on the envelope. VOTING MAIL OR BYFAX DELIVERY

Gildan is one of the world’s largest manufacturers of apparel. Our VISION is to leverage our vertically-integrated manufacturing model, and the expertise and scale we have built over the years, to positively influence how apparel is made. Our MISSION is to create value in everything we do: We create value for customers by delivering superior quality products for the whole family at affordable prices. We have a positive influence on the communities where we operate by acting responsibly and generating positive economic impacts. We empower our employees to succeed while treating them with respect and dignity, and we know they are the key to our success. We create value for our shareholders through earnings and sales growth, industry-leading margins, and a commitment to ongoing operational excellence. We pursue continuous improvement in every phase of the manufacturing process – from yarn-spinning to textiles to sewing to distribution. Our CORE VALUES instill a sense of ownership, pride, and accountability which drives our growth and success in a manner that benefits our people, our communities, our environment, and our shareholders collectively. OUR CORE VALUES

WHAT’S INSIDE 1 KEY CONCEPTS AND TERMS 3 OUR COMMITMENT TO ESG 4 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS 5 MANAGEMENT INFORMATION CIRCULAR 6 VOTING INFORMATION 6 Who can vote 6 How to vote 10 Changing your vote 12 ABOUT THE SHAREHOLDER MEETING 12 Business of the meeting 16 About the Gildan nominated directors 29 YEAR IN REVIEW 29 Board highlights 31 Board committees 36 GOVERNANCE 38 About the board 50 Expectations of directors 57 Director compensation 59 EXECUTIVE COMPENSATION 60 2023 overview 63 Compensation discussion and analysis 83 2023 compensation details 94 OTHER INFORMATION 97 APPENDICES 97 A — Mandate of the board of directors 100 B — More about the long-term incentive plan 104 C — More about the share appreciation rights plan 106 D — Shareholder proposal

KEY CONCEPTS AND TERMS

The following key concepts and terms are used throughout this document:

•	we, us, our, Company, and Gildan mean Gildan Activewear Inc., a company incorporated under the CBCA

•	you, your, and shareholder mean holders of Gildan common shares

•	circular means this 2024 management information circular, unless indicated otherwise

•	shares and Gildan shares mean common shares of Gildan

•	when the term Relative is used before a measure, it serves to compare a Gildan measure (such as TSR) to the same measure of our compensation comparator group on a relative basis

•	all dollar ($) amounts are in US dollars, Gildan’s functional and reporting currency, unless indicated as C$ for Canadian dollars

•

where a term is described as a non-GAAP financial measure or ratio, it means that the measure or ratio does not have any standardized meaning prescribed by IFRS, is therefore unlikely to be comparable to similar measures presented by other companies and, accordingly, should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS

•	information provided in this circular is as at April 23, 2024, unless indicated otherwise

Adjusted diluted EPS	Adjusted diluted earnings per share, which is calculated as adjusted net earnings, divided by the diluted weighted average number of our common shares outstanding. This is a non-GAAP financial ratio. See About non-GAAP measures and ratios on page 94 in this circular

Adjusted RONA	Return on adjusted average net assets, which is defined as the ratio of return to average net assets for the last five quarters. This is a non-GAAP financial ratio. See About non-GAAP measures and ratios on page 94 in this circular

Audit committee	Audit and finance committee of the board

CAGR	Compound annual growth rate

CBCA	Canada Business Corporations Act

CEO	Chief Executive Officer

Company	Gildan Activewear Inc. (Gildan)

CSA	Canadian Securities Administrators

DEI	Diversity, equity, and inclusion

DPSP	Deferred Profit Sharing Plan

DSUs	Deferred share units

ERM	Enterprise risk management

ESG	Environmental, social and governance

GAAP	Generally accepted accounting principles

GHG	Greenhouse gas

GICS	Global Industry Classification Standard

Gildan nominated directors	Timothy (Tim) Hodgson, Lewis L. (Lee) Bird III, Dhaval Buch, Marc Caira, Jane Craighead, Sharon Driscoll, Lynn Loewen, Anne Martin-Vachon, Vince Tyra, and Les Viner

Governance committee	Corporate governance and social responsibility committee of the board

GRI	Global Reporting Initiative

HR committee	Compensation and human resources committee of the board

IFRS	International Financial Reporting Standards

Intermediary	An intermediary that shareholders deal with in respect of their shares, such as a securities dealer or broker, bank, trust company and trustee, or administrator of self-administered RRSPs, TFSAs, RRIFs, RESPs, and similar plans

KPMG	KPMG LLP

LTIP	Long-term incentive plan

MD&A	Management’s discussion and analysis

Modern Slavery Report	Modern Slavery, Child Labour and Human Trafficking Report of the Company, as required to be provided to shareholders of the Company under the Fighting Against Forced Labour and Child Labour in Supply Chains Act (Canada)

NCIB	Normal course issuer bid

1

Non-treasury RSUs	Restricted share units, which are non-dilutive to existing equity of the Company and settled in cash or common shares purchased on the open market (through a third-party broker as directed by Gildan) Non-treasury RSUs may vest based on time or performance

NYSE	New York Stock Exchange

Options	Stock options

PSUs	A type of RSU that vests solely on the basis of performance

Revenue	Net sales

RRSP	Registered Retirement Savings Plan

RSUs	Restricted share units. This term is broadly defined to include Non-treasury RSUs, Treasury RSUs, and PSUs (collectively referred to as RSUs, individually referred to as an RSU)

SARs	Share appreciation rights, which are non-dilutive to existing equity of the Company

SEC	Securities Exchange Commission

SERP	Supplemental executive retirement plan

SKUs	Stock Keeping Units

SSP	Supplemental savings plan

STIP	Short-term incentive plan

TCFD	Task Force on Climate-Related Financial Disclosures

Transfer agent	Computershare Investor Services Inc. (Computershare), Gildan’s transfer agent and registrar

Treasury RSUs	Restricted share units, which are dilutive to the existing equity of the Company and settled in common shares issued from Gildan’s treasury

TSR	Total shareholder return

TSX	Toronto Stock Exchange

WTW	Willis Towers Watson, a public limited company

2

OUR COMMITMENT TO ESG

Gildan is a leader in efficient, ethical, and sustainable apparel manufacturing.

ESG is one of the three key components of our overall business plan, the Gildan Sustainable Growth strategy, each of which work together to support continued growth over the long-term.

Our Next Generation ESG strategy and targets, launched in 2022, seek to tackle global environmental, social, and governance priorities. Building on our 20-year track record in ESG, we are committed to making meaningful advancements across our five areas of focus: (i) climate, energy, and water; (ii) circularity; (iii) human capital management; (iv) long-term value creation; and (v) transparency and disclosure, by achieving the following targets by 2030:

•  Reduce Scope 1 and Scope 2 GHG emissions by 30% (compared to a 2018 base year)[1] and reduce Scope 3 emissions by 13.5% (compared to a 2019 base year) by 2030

•  Reduce water intensity by 20% by 2030 (compared to 2018 base year)

•  Source 100% sustainable cotton by 2025[2]

•  Zero manufacturing waste sent to landfill by 2027[3]

2023 AWARDS AND RECOGNITION

•  Dow Jones Sustainability Index

•  Corporate Knights Global 100 Most Sustainable Corporations

•  S&P Global

•  Sustainability Yearbook

•  Included in CDP’s Leadership Band in their 2023 Climate Change report

•  Sustainability-linked loan of the year – Americas Bond Awards 2023, Environmental Finance

•  Corporate Knights Canada’s Best 50 Corporate Citizens

•	Source 30% recycled polyester or alternative fibre yarns by 2027[4]

•	75% recycled and sustainable packaging and trim materials by 2027[5]

•	Achieve gender parity for the collective group of employees representing Director level and above positions by 2027

•	Attain ISO 45001 certification across all Gildan-operated facilities by 2028

•	Gradually increase spending to allocate 1% of pre-tax earnings towards community investment initiatives by 2026

•	Fully align with the TCFD by 2025

We continue to integrate ESG into our business strategy, increase collaboration to unleash innovation in all parts of our business, and have put in place systems and processes for better decision-making around ESG and increased transparency.

[1]	The target boundary includes land-related emissions and removals from bioenergy feedstocks.
[2]

Defined as third-party verified programs that support environmental and/or social sustainability improvements and/or outcomes. In-scope third-party verified programs include verified U.S.-grown cotton (USCTP), Better Cotton (formerly BCI), organic cotton, recycled or regenerative cotton, and fair-trade cotton.

[3]	Zero manufacturing waste to landfill is defined as diverting manufacturing waste from landfill via a variety of methods including reuse, recycling and for biomass.
[4]

We utilize standards such as (but not limited to) the Global Recycle Standard (GRS) and the Recycled Claim Standard (RCS) to provide relevant sustainability certifications in support of our raw material sourcing goals.

[5]

Packaging and trim materials are defined as Stock Keeping Units (SKUs) of packaging and trims (which include carton, polyester, paper, and cotton-poly trims) specific to apparel SKUs and contain recycled materials and/or have a relevant sustainability certification.

3

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

You are invited to attend the 2024 annual meeting of shareholders of Gildan. This year’s meeting will be conducted in person at 1250 René-Lévesque Blvd West, Suite 3610, Montréal, Québec, Canada.

When	Where

10:00 a.m. EDT	1250 René-Lévesque Blvd West, Suite
May 28, 2024	3610
Montréal, Québec, H3B 4W8

Items of business

1.	Receive the annual consolidated financial statements for the fiscal year ended December 31, 2023

2.	Appoint the auditors

3.	Elect the directors

4.	Have a say on our approach to executive pay

5.	Consider the shareholder proposal set out in Appendix D of the management information circular

6.	Transact any other business that may properly come before the meeting

If you held Gildan common shares at the close of business on April 23, 2024 (the record date), you are eligible to receive this notice and vote your shares at the meeting. We encourage you to attend the meeting. Registered shareholders and duly appointed proxyholders can vote on the items of business and have an opportunity to ask questions.

Your vote is important, so please remember to vote your shares. Voting information begins on page 6 of the attached management information circular.

MEETING MATERIALS

Your package includes the 2024 management information circular and our audited annual consolidated financial statements for the year ended December 31, 2023. In addition, we are sending, along with our financial statements, a copy of our 2023 Modern Slavery Report, a report that is now required to be provided to shareholders of the Company under the Fighting Against Forced Labour and Child Labour in Supply Chains Act, a new Canadian law. These documents are also available on our website (www.gildancorp.com) as well as on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

Your package also includes a copy of this notice and a BLUE proxy form (if you are a registered shareholder) or a BLUE voting instruction form (if you are a non-registered or beneficial shareholder).

Les actionnaires qui préfèreraient recevoir la circulaire de sollicitation de procurations de la direction en français n’ont qu’à en aviser le secrétaire corporatif de Les Vêtements de Sport Gildan Inc.

(corporate.governance@gildan.com)

We look forward to welcoming you to our shareholder meeting on May 28, 2024.

Michelle E. Taylor

Vice President, General Counsel and Corporate Secretary

Montréal, Québec, Canada

April 23, 2024

Questions?

Contact Kingsdale Advisors, our strategic advisor, at 1-888-518-6813 (toll-free within North America) or 1-437-561-5012 (text and call enabled outside North America). You can also e-mail them at contactus@kingsdaleadvisors.com.

GILDAN ACTIVEWEAR INC. NOTICE OF ANNUAL MEETING OF SHAREHOLDERS	4

MANAGEMENT INFORMATION CIRCULAR

The 2024 annual meeting of shareholders will be held on May 28, 2024 at 10:00 a.m. EDT (unless otherwise postponed or adjourned). This year’s shareholder meeting will be conducted in person at 1250 René-Lévesque Blvd West, Suite 3610, Montréal, Québec, Canada.

You have received this circular because you owned common shares of Gildan as of the close of business on April 23, 2024 (the record date) and are entitled to receive notice of the meeting and vote your shares. Information about how to vote your shares and attend the meeting begins on page 6.

By this circular, management is soliciting your proxy for the meeting. Solicitation is mainly by mail, but you may also be contacted by telephone or personally by a Gildan officer, employee, or representative.

Gildan has retained Kingsdale Advisors to provide a broad array of strategic advisory, governance, strategic communications, digital and investor campaign services on a global retainer basis in addition to certain fees accrued during the life of the engagement upon the discretion and direction of Gildan.

Gildan’s board has approved the contents of this circular and has authorized us to send it to all shareholders of record.

Michelle E. Taylor Vice President, General Counsel and Corporate Secretary Montréal, Québec, Canada April 23, 2024	HEAD OFFICE Gildan Activewear Inc. 600 de Maisonneuve Boulevard West 33rd floor Montréal, Québec, Canada H3A 3J2

About the meeting materials

Your package includes the 2024 management information circular and our audited annual consolidated financial statements for the year ended December 31, 2023. These documents are also available on our website (www.gildancorp.com) and have been filed with the Canadian securities administrators on SEDAR+ (www.sedarplus.ca) and with the U.S. Securities and Exchange Commission (SEC) on EDGAR (www.sec.gov).

Your package also includes a copy of the notice of our 2024 annual meeting of shareholders and a BLUE proxy form (if you are a registered shareholder) or a BLUE voting instruction form (if you are a non-registered shareholder, unless you have elected to receive the form electronically). We have sent copies of the notice of the meeting and meeting materials to the clearing agencies and intermediaries to distribute the notice and meeting materials with the BLUE voting instruction form to our non-registered shareholders. Intermediaries are required to forward the materials to non-registered shareholders and often use a service company such as Broadridge Financial Solutions or Computershare Investor Services Inc. in Canada for this purpose. We intend to pay for intermediaries to send the materials to non-registered shareholders who object to their intermediary disclosing their share ownership information to us. See page 6 for information about registered and non-registered shareholders.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	5

VOTING INFORMATION

VOTING INFORMATION

WHO CAN VOTE

If you held Gildan common shares at the close of business on April 23, 2024, you are eligible to receive this notice and vote your shares at the meeting.

Each common share you own is entitled to one vote. Unless otherwise disclosed, all voting matters scheduled to be voted on are ordinary resolutions and are passed by a simple majority.

As at April 23, 2024, we had 168,589,957 Gildan common shares issued and outstanding. As of that date, none of our directors or officers were aware of anyone who beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying 10% or more of the voting rights attached to voting securities of Gildan.

HOW TO VOTE

You can vote your shares in advance or in person at the shareholder meeting. There are different voting methods and they depend on whether you are a registered shareholder or a non-registered shareholder.

Registered shareholders	Non-registered (beneficial) shareholders

You are a registered shareholder if your common shares are registered in your own name. As a registered shareholder, you may attend the meeting and vote in person. If you are a registered shareholder and will not be attending the meeting, your common shares may still be counted by voting ahead of the cutoff by following instructions on your BLUE proxy form or authorizing another individual, called a proxyholder, to attend the meeting and vote your common shares. You may use the BLUE proxy form provided with this circular or any other legal form of proxy. See Voting by proxy below.

If your common shares are registered in the name of a corporation, any authorized representative of such corporation may attend the meeting and vote those common shares. The corporation may require documentation evidencing the authorized representative’s power to vote the common shares at the meeting.

You are a non-registered shareholder if you beneficially own common shares that are registered in the name of an intermediary such as a bank, trust company, securities broker or other nominee, or in the name of a depository of which the intermediary is a participant, and therefore do not have common shares registered in your own name. In the United States, the vast majority of such common shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks) and, in Canada, under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).

In addition to the 2024 management information circular and our audited annual consolidated financial statements for the year ended December 31, 2023, your package includes the notice of the meeting and a BLUE proxy form if you are a registered shareholder. If you are a non-registered shareholder, your package includes the notice of the meeting and a BLUE voting instruction form.

NOTE

If you receive more than one package in the mail, it means that you hold your Gildan shares in more than one account. You may have these accounts with brokers or other intermediaries or with our transfer agent, as applicable. Follow the instructions on each form as you will need to vote your shares in each account separately.

VOTING BY PROXY

In accordance with the Canada Business Corporations Act and applicable securities laws, Gildan has distributed copies of the notice of meeting and this circular (the Meeting Materials) to intermediaries for onward distribution to non-registered shareholders. Typically, intermediaries will use a service company (such as Broadridge Investor Communications) to forward the Meeting Materials to non-registered shareholders. Intermediaries will also provide non-registered shareholders with the intermediary’s BLUE voting instruction form or a BLUE proxy form stamped by the intermediary limited to the number of common shares beneficially

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	6

VOTING INFORMATION

owned by you, but that is otherwise not complete. The purpose of these documents is to permit you to direct the voting of the common shares you beneficially own. You should carefully follow the instructions set out in your intermediary’s BLUE voting instruction form or BLUE proxy form, as the case may be. If you have any questions regarding how to vote the common shares you beneficially own, you should contact your intermediary or Kingsdale Advisors at 1-888-518-6813 (toll-free within North America) or 1-437-561-5012 (text and call enabled outside North America) for assistance.

If you are a non-registered shareholder, you may attend the meeting and vote in person by inserting your own name in the space provided on the BLUE voting instruction form or BLUE proxy form to appoint yourself as the proxyholder and following your intermediary’s instructions for return of the executed form. No other part of the BLUE voting instruction form or BLUE proxy form should be completed as your vote will be taken at the meeting.

Gildan may use the Broadridge QuickVoteTM service to assist non-registered shareholders with voting their common shares over the telephone. Alternatively, Kingsdale Advisors may contact non-registered shareholders to assist them with conveniently voting their common shares directly over the phone.

A non-registered shareholder may fall into two categories – those who object to their identity being made known to the issuers of the securities which they own (Objecting Beneficial Owners) and those who do not object to their identity being made known to the issuers of the securities which they own (Non-Objecting Beneficial Owners). Subject to the provisions of National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer (NI 54-101), issuers may request and obtain a list of their Non-Objecting Beneficial Owners from intermediaries. Pursuant to NI 54-101, issuers may obtain and use the Non-Objecting Beneficial Owners list in connection with any matters relating to the affairs of the issuer, including the distribution of proxy related materials directly to Non-Objecting Beneficial Owners. Gildan uses and pays intermediaries and agents to send the Meeting Materials to both Non-Objecting Beneficial Owners and Objecting Beneficial Owners. The Meeting Materials are being sent to both registered shareholders and non-registered shareholders. If you are a non-registered shareholder, and Gildan’s agent sent the Meeting Materials directly to you, your name, address, and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	7

VOTING INFORMATION

Registered shareholders

Complete your voting instructions and send them to our transfer agent in one of four ways:

By phone

Call 1-866-732-VOTE (8683) toll-free or

312-588-4290 (outside Canada and the United States)

You will need the 15-digit control number on your BLUE proxy form. Carefully follow the prompts to vote your shares, then confirm that your voting instructions have been properly recorded. If you vote by phone, only the Gildan representatives named on the BLUE proxy form can serve as your proxyholder. You cannot appoint another person to be your proxyholder.

All completed BLUE proxy forms must be received by our transfer agent before 10:00 a.m. EDT on May 24, 2024, or 48 hours (excluding Saturday, Sunday and holidays) before the new date if the meeting is postponed or adjourned. The time limit for the deposit of proxies may be waived or extended by the Chair of the meeting without notice.

On the internet

Go to www.investorvote.com

You will need the 15-digit control number on your BLUE proxy form. Carefully follow the prompts to vote your shares, then confirm that your voting instructions have been properly recorded.

Your package should include a self-addressed envelope. If it is missing, please send your completed proxy form to:

Computershare Investor Services Inc.

100 University Avenue

8th Floor, North Tower

Toronto, Ontario, Canada

M5J 2Y1

By fax

Complete, sign and date your BLUE Proxy and return it by fax to 1-866-249-7775 toll-free (within Canada and the United States only) or 1-416-263-9524 (outside Canada and the United States). On the fax, please write: To the Toronto Office of Computershare, Attention: Proxy Department

By mail Follow the instructions on your BLUE proxy form. Complete the form, sign it and date it, and mail it in the postage-paid envelope included in your package.

The form of proxy or voting instruction form appoints certain Gildan representatives as your proxyholder, which gives them the authority to vote your common shares at the meeting. You can choose another person or company, including a person who is not a shareholder, as your proxyholder to vote your common shares at the meeting. To do this, you must print the name of the person or entity you want to appoint as your proxyholder in the blank space provided on the BLUE proxy form and cross out the names of the Gildan representatives. Your proxyholder must attend the meeting in person and vote your shares according to your instructions.

If you do not appoint your own proxyholder, the Gildan representatives named on the BLUE proxy form will act as your proxyholder and will vote your shares according to your instructions.

If you sign and return the BLUE proxy form but do not give your voting instructions or specify that you want your shares withheld, the Gildan representatives will vote in the following manner:

•  FOR the appointment of KPMG as Gildan’s independent auditors and the fees to be paid as recommended by the Audit committee and set by the board

•  FOR each Gildan nominated director

•  FOR the election of Karen Stuckey and J.P. Towner ONLY and WITHHOLD in respect of the election of any other Browning West Master Fund LP (Browning West) nominees

•  FOR the advisory resolution on our approach to executive compensation as described in this circular

•  AGAINST the shareholder proposal set out in Appendix D

QUESTIONS?

If you have questions about voting, please contact our strategic advisor, Kingsdale Advisors:

By phone

1-888-518-6813

(toll-free within North America) 1-437-561-5012

(text and call enabled

outside North America)

By e-mail

contactus@kingsdaleadvisors.com

If there are amendments or variations to the items of business or any other matters that are properly brought before the meeting, your proxyholder has the discretion to vote on the matter using their best judgment.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	8

VOTING INFORMATION

Non-registered shareholders

Carefully follow the instructions provided by your intermediary for submitting your voting instructions in advance. Note that the methods and deadline for submitting the completed voting instruction form may vary by intermediary.

Your intermediary may need to receive your voting instructions well in advance of the meeting to allow enough time for them to receive this information and act on your instructions before submitting them to our transfer agent.

ATTENDING THE MEETING AND VOTING YOUR SHARES IN PERSON

If you are a registered or a non-registered shareholder, you can attend the meeting and vote your shares in person by following the instructions below. You may also appoint the Gildan representatives named on your proxy form or someone else to be your proxyholder to attend the meeting in person and vote your shares on your behalf.

Registered shareholders

Only registered shareholders or the persons they appoint as their proxyholders are permitted to vote at the meeting and ask questions.

If you are a registered shareholder and would like to attend the meeting and/or vote your shares at the meeting, check in with a Computershare representative when you arrive at the meeting.

QUESTIONS?

If you have questions about voting, please contact our strategic advisor, Kingsdale Advisors:

By phone

1-888-518-6813

(toll-free within North America)

1-437-561-5012

(text and call enabled

outside North America)

By e-mail

contactus@kingsdaleadvisors.com

Non-registered shareholders

As a non-registered or beneficial shareholder, you must appoint yourself as proxyholder to attend and vote your shares at the meeting. Print your name in the space provided on the BLUE voting instruction form in your package and carefully follow the instructions provided by your intermediary. Send your form as soon as possible to allow enough time for your intermediary to act on your instructions as they may have earlier deadlines.

Note that you cannot use your BLUE voting instruction form to vote in person at the meeting.

If you are a non-registered shareholder in the United States and wish to vote at the meeting or, if permitted, appoint a third-party as your proxyholder, you must follow some additional steps:

•

You must also obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting instruction form sent to you, or contact your intermediary to request a legal proxy form if you have not received one. Submit your completed legal proxy form to our transfer agent.

•

Requests for registration from non-registered shareholders located in the United States who wish to vote at the meeting or, if permitted, appoint a third-party as their proxyholder must send their request in writing:

•	By e-mail to USLegalProxy@computershare.com, or

•	By courier to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada, M5J 2Y1.

The e-mail or package must be labeled Legal Proxy and be received before 10:00 a.m. EDT on May 24, 2024. If you have questions, please contact your intermediary.

Attendance at the annual meeting is generally limited to Gildan shareholders of record and their authorized representatives. All shareholders must bring government issued photo identification, such as a driver’s licence, to attend the meeting in person.

Any representative of a Gildan shareholder who wishes to attend the meeting must present acceptable documentation evidencing his or her authority, suitable evidence of ownership of Gildan shares by the shareholder as described above, and an acceptable form of identification. We reserve the right to limit the number of representatives for any shareholder who may attend the meeting.

If you plan to vote your shares in person at the meeting, we recommend that you vote your shares in advance by proxy as described on pages 6 to 9. That way your vote will be counted if it turns out that you are unable to attend the meeting in person.

If you need directions to the annual meeting, you may contact our Investor Relations department using the instructions on our website at www.gildancorp.com/Investors.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	9

VOTING INFORMATION

CHANGING YOUR VOTE

If you change your mind about how you want to vote your shares, you can revoke your proxy form or voting instruction form and send new voting instructions.

Registered shareholders

You can change your vote in one of three ways:

•

voting again by phone or on the internet or by sending in a new completed proxy form with a later date before the proxy cut-off deadline at 10:00 a.m. EDT on May 24, 2024, or 48 hours before the new date if the meeting is postponed or adjourned (the most recently dated voting instructions will be counted and voting instructions with a prior date will be disregarded);

•

by depositing an instrument in writing executed by the registered shareholder or by the registered shareholder’s attorney duly authorized in writing or, if the registered shareholder is a body corporate, by a duly authorized officer or attorney either (i) with Computershare Investor Services Inc., 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada, M5J 2Y1 at any time up to and including the last business day before the meeting or any adjournment or postponement thereof or (ii) with the Chair of the meeting prior to the commencement of the meeting on the day of the meeting, or any adjournment or postponement thereof; or

•	by any other method permitted by law.

If a registered shareholder who has submitted a proxy form attends the meeting, any votes cast by such registered shareholder on a ballot at the meeting will be counted and the submitted proxy form will be disregarded.

Non-registered shareholders

You must e-mail or send a written note to your intermediary.

Contact them right away about how to change or revoke your voting instructions. Intermediaries may set deadlines for receiving revocation notices farther in advance than the deadlines set out in this circular.

If you attend the meeting in person, carefully follow the instructions for non-registered shareholders provided by your intermediary to make sure you are able to vote during the meeting.

Exercise of discretion

The common shares represented by your BLUE proxy form will be voted or withheld from voting in accordance with your instruction on the BLUE proxy form on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your common shares will be voted accordingly. The enclosed BLUE proxy form confers discretionary authority upon the person specified therein with respect to amendments or variations to the matters of business to be acted on at the meeting or any other matters properly brought before the meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation, or other matter that comes before the meeting is routine and whether or not the amendment, variation, or other matter that comes before the meeting is contested. At the date of this circular, management of Gildan knows of no such amendments or other matters to come before the meeting other than the matters referred to in the notice of meeting. However, if you have not specified how to vote on a particular matter, or if any amendments or variations to matters identified in the accompanying notice of meeting, or any other matters that are not now known to management of the Company, should properly come before the meeting or any adjournment or postponement thereof, the common shares represented by properly submitted proxies given in favour of the persons designated by management of the Company in the enclosed BLUE proxy form will be voted on such matters pursuant to such discretionary authority.

Late proxies may be accepted on or rejected by the Chair of the meeting at his or her discretion and the Chair of the meeting is under no obligation to accept or reject any particular late proxy. The Chair of the meeting may waive or extend the proxy cut-off without notice.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	10

VOTING INFORMATION

If you properly complete and return your BLUE form of proxy appointing representatives of management of the Company as your proxy but do not specify how you wish the votes to be cast, your common shares will be voted:

•	FOR the appointment of KPMG as Gildan’s independent auditors and the fees to be paid as recommended by the Audit committee and set by the board

•	FOR each Gildan nominated director:

Timothy Hodgson

Lewis L. (Lee) Bird III

Dhaval Buch

Marc Caira

Jane Craighead

Sharon Driscoll

Lynn Loewen

Anne Martin-Vachon

Vincent J. Tyra, and

Les Viner

•	FOR the election of Karen Stuckey and J.P. Towner ONLY and WITHHOLD in respect of the election of any other Browning West nominees

•	FOR the advisory resolution on our approach to executive compensation as described in this circular; and

•	AGAINST the shareholder proposal set out in Appendix D.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	11

ABOUT THE SHAREHOLDER MEETING

ABOUT THE SHAREHOLDER MEETING

BUSINESS OF THE MEETING

At this year’s meeting, shareholders will vote on four items of business, including one non-binding advisory vote. Each item is summarized below. Unless otherwise disclosed, a simple majority is required for each item to be passed. Except for items pertaining to their election or compensation, none of the directors or executive officers of Gildan have a material interest in any of the voting items.

We must have a quorum at the start of the shareholder meeting in order for the meeting to proceed and to transact business. This means we must have enough people present who together hold, or represent by proxy, at least 25% of our shares issued and outstanding as of the record date.

1. Receive the annual consolidated financial statements

You will receive the 2023 annual consolidated financial statements for the fiscal year ended December 31, 2023 together with the auditors’ reports. You can find a copy of our 2023 annual consolidated financial statements on our website (www.gildancorp.com) as well as on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).	Please note that this is a non-voting item.

2. Appoint the auditors

You will vote on the appointment of KPMG, partnership of chartered professional accountants, to serve as Gildan’s independent auditors for one year until the close of the next annual meeting of shareholders. KPMG’s principal responsibilities are to report on Gildan’s annual consolidated financial statements and internal controls over financial reporting. KPMG also provides various audit, audit-related, and tax services to us. These services must be pre-approved in accordance with our policy and procedures for pre-approval of audit and non-audit services (in effect since May 2012 and last updated in November 2022). Certain non-audit and tax-related services are prohibited under this policy.	The board recommends you vote FOR the appointment of KPMG as Gildan’s independent auditors.

KPMG has served as Gildan’s auditors since fiscal 1996. The board carefully considered both the benefits and potential risks of having a long-tenured auditor in its assessment of whether to recommend KPMG for reappointment. The Audit committee examined the measures in place to ensure the independence of the auditors and to safeguard against any potential institutional familiarity that may impede the ability of the auditors to exercise appropriate professional skepticism. This included a review of the Audit committee’s oversight procedures, such as the annual auditor evaluation and the use of audit quality indicators. At this time, the board deems the benefits of KPMG’s strong knowledge of Gildan’s business and processes, as well as KPMG’s commitment to independence and audit quality, to exceed any potential audit quality risks resulting from KPMG’s tenure. Gildan is committed to best practices in corporate governance and reporting, and auditor independence is closely monitored by the Audit committee in accordance with the procedures described below. The board will continue to reassess these benefits and risks every year as well as its approach and governance in this area. The board also considers regulatory requirements and trends on rotation requirements. Recent publications and research in Canada and the U.S. continue to support partner rotation with periodic comprehensive review of the external auditor rather than broadening the statutory scope to require periodic audit firm rotation.

The Audit committee provides robust and direct oversight of the external auditors as set out in the Audit committee’s mandate, which was last reviewed and approved by the Audit committee in August 2023.

The mandate further sets out the responsibilities of the Audit committee including, but not limited to:

•  monitoring the external auditors (conducting performance evaluations, overseeing relationships with Gildan, and overseeing direct reporting and accountability of the external auditors)

•  reviewing and pre-approving the services provided by the external auditors and the fees paid to them

•  ensuring that non-audit services do not include any prohibited services, and that there are no pre-approvals of services more than 12 months in advance.

PROHIBITED SERVICES

The external auditors are prohibited from providing certain non-audit services. These include bookkeeping, tax planning, tax advisory services, financial information systems design and implementation, appraisal or valuation, actuarial services, internal audit outsourcing services, management functions, human resources, broker-dealer, investment advisor or investment banking services, legal services, and expert services unrelated to the audit.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	12

ABOUT THE SHAREHOLDER MEETING

The Audit committee reviews auditor independence and the performance of the external auditors every year based on several criteria. These criteria include (i) independence, objectivity, and professional skepticism, (ii) quality of the engagement team, (iii) communications between the Audit committee and the external auditor, (iv) quality of service (including consideration of audit quality indicators), (v) inspection findings and audit quality, and (vi) public reputation of the external auditor. The annual review takes into consideration the benefits and risks of having a long-tenured auditor as well as the controls and processes in place to ensure auditor independence. The Audit committee also assesses the auditor’s use of data-driven tools, such as automation, analytics, and artificial intelligence, to ensure the Company is receiving the benefits of improved efficiencies, quality, and insights from such next-generation technologies. The committee draws overall conclusions in determining whether to recommend the external auditors for reappointment.

The Audit committee also oversees the selection and rotation of the lead audit partner as part of good governance and in compliance with applicable regulations. We welcomed a new lead audit partner following the completion of our fiscal 2022 audit. The previous lead audit partner served in the role from 2019 until then. The Audit committee has adopted a mandatory five-year rotation of the lead audit partner and, as a best practice, does not appoint a lead audit partner who previously served in the role.

Our policy for hiring of personnel of the external auditor (in effect since January 2008) governs the hiring of personnel to ensure independence and compliance with regulatory requirements and rules of professional conduct for auditing services. This policy imposes a cooling off period to ensure that anyone hired from the external auditor for a financial reporting oversight role must complete a one-year cooling off period and that any covered person hired from the external auditor for a non-financial reporting role must complete a six-month cooling off period. The policy further ensures that close family members of a covered person cannot be hired for a financial reporting oversight role. A covered person includes anyone participating in the audit, individuals that the audit partner may report to, and any other person with managerial responsibilities relating to the audit.

The table below sets out the fees paid to KPMG for their collective services in the last two fiscal years, all of which were pre-approved by the Audit committee in accordance with Gildan policy, absent use of the de minimus exception provided for in Section 2.4 of National Instrument 52-110 – Audit Committees.

	2023		2022
Audit fees	C$	3,149,750	C$	2,884,500
Includes professional services provided for the annual audit of our consolidated financial statements and the quarterly reviews of our interim financial statements, services provided in connection with statutory and regulatory filings or engagements, and services provided for private placement/offering memorandum in 2022, and additional audit procedures related to accounting matters. Also includes fees relating to KPMG’s audit of the effectiveness of Gildan’s internal control over financial reporting
Audit-related fees	C$	402,750	C$	273,000
For translation services, ESG assurance, and certification of paid-up capital for Gildan’s subsidiaries
Tax fees	C$	613,750	C$	717,750
For services for tax compliance, including assistance with the preparation and review of tax returns, and the preparation of annual transfer pricing studies
Other fees		—		—
For services outside of the categories listed above

Total	C$	4,166,250	C$	3,875,250

At our 2023 annual meeting of shareholders, 142,621,232 votes (90.81%) were FOR the appointment of KPMG as our auditors and 14,429,663 votes (9.19%) were WITHHELD.

See page 31 to read more about the Audit committee and its activities in 2023. A copy of the Audit committee’s mandate is available on our website (www.gildancorp.com) and in our 2023 annual information form (also available on our website as well as on SEDAR+ (www.sedarplus.ca)).

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	13

ABOUT THE SHAREHOLDER MEETING

3. Elect the directors (see page 16)

You will vote on electing 12 directors to our board for a term of one year. The board is recommending that shareholders vote for the 10 Gildan nominated directors as well as two other directors nominated by Browning West. All the nominees are qualified and experienced, and five of the 10 Gildan nominated directors currently serve on the board. Sharon Driscoll was appointed to the board on October 30, 2023 and Vince Tyra was appointed to the board on January 15, 2024. On April 22, 2024, the Company announced that Tim Hodgson, Lee Bird, Jane Craighead, Lynn Loewen and Les Viner would each be appointed to the board effective May 1, 2024. All nominees appointed to the board since last year’s annual meeting of shareholders are standing for election to the Gildan board for the first time.	The board recommends you vote FOR each Gildan nominated director and FOR Karen Stuckey and J.P. Towner and WITHHOLD on any other Browning West nominees.

Nine of the 10 Gildan nominated directors are independent. The only non-independent Gildan nominated director is Vince Tyra as he is President and Chief Executive Officer (CEO) of Gildan. Mr. Tyra brings deep apparel experience, a keen understanding of manufacturing and expertise in areas like marketing, merchandising, and product development.

Gildan nominated directors

Timothy Hodgson	Jane Craighead	Anne Martin-Vachon
Lewis L. (Lee) Bird III	Sharon Driscoll	Vincent J. Tyra
Dhaval Buch	Lynn Loewen	Les Viner
Marc Caira

The board is also recommending that shareholders vote to elect only two of Browning West’s nominee directors: Karen Stuckey and J.P. Towner.

Each elected director will serve a term of one year that ends at the end of our next annual meeting of shareholders or when a successor is elected, unless the director resigns or the seat otherwise becomes vacant.

You can read about director independence on page 42 and each Gildan nominated director, including their 2023 voting results, as applicable, in the profiles beginning on page 17. Details about the nomination process and director tenure begin on page 48.

4. Have a say on executive pay (see page 59)

We seek your advisory approval on Gildan’s current approach to executive compensation. Throughout the year, we meet with many of our large institutional shareholders to have a constructive dialogue on governance matters, including the opportunity to ask questions regarding our approach to executive compensation and the objectives and principles underlying the decisions by the HR committee and the board on executive compensation. The annual advisory vote on executive compensation also provides regular and formal feedback to the HR committee and the board on this matter.

As this is an advisory vote, the results are not binding on the board. However, the HR committee and the board will review the voting results and consider the feedback received from shareholders when reviewing, adjusting, and approving the Company’s executive compensation policies and programs.	The board recommends you vote FOR our approach to executive compensation as described in this circular.

At our 2023 annual meeting of shareholders, 146,177,931 votes (94.43%) were FOR our non-binding advisory vote on executive compensation and 8,616,502 votes (5.57%) were AGAINST. We have listened to shareholders and our approach to executive pay in fiscal 2023 is a continuation of the practices adopted in fiscal 2021, 2022, and 2023. We are encouraged by the strong support we have received the last few years and look forward to receiving your feedback again on this important matter.

You can vote FOR or AGAINST the following advisory resolution:

RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the board, the shareholders accept the approach to executive compensation disclosed in this circular delivered in advance of the annual meeting of shareholders of Gildan Activewear Inc. on May 28, 2024.

The Chair of the Board will be available at the meeting to answer questions on executive compensation matters. You can read more about communicating with the board and shareholder engagement on page 49.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	14

ABOUT THE SHAREHOLDER MEETING

5. Consider a shareholder proposal (see page 106)

You will be asked to consider the shareholder proposal submitted by the BC General Employees’ Union (BCGEU) as set out in Appendix D beginning on page 106.

You can vote FOR or AGAINST the following resolution:

RESOLVED THAT the board oversee and issue a report to shareholders, at reasonable cost and omitting proprietary information, assessing the effectiveness of Gildan’s existing human rights risk infrastructure, in alignment with Gildan’s human rights commitments, as it relates to (i) the failure to relocate workers following the closure of the San Miguel clothing factory, and (ii) employee health and safety.

On March 27, 2024, Gildan management met with representatives of BCGEU to engage with the shareholder and discuss Gildan’s existing human rights risk infrastructure and disclosure practices, including as it relates to (i) the closure of the San Miguel clothing factory, and (ii) employee health and safety.	The board recommends you vote AGAINST the shareholder proposal for the reasons explained in Appendix D beginning on page 106.

6. Other business

We will also transact any other business that may properly come before the meeting. As of the date of this circular, management is not aware of any amendment, variation, or other business to come before the meeting.

SHAREHOLDER PROPOSALS

If you want to submit a proposal for shareholders who are entitled to vote at our next annual meeting, you must send your proposal in writing to Gildan. We must receive your shareholder proposal between December 29, 2024, and February 26, 2025 for our 2025 annual meeting of shareholders.

Send your shareholder proposal to the Corporate Secretary, Gildan Activewear Inc., 600 de Maisonneuve Boulevard West, 33rd Floor, Montréal, Québec, Canada H3A 3J2.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	15

ABOUT THE SHAREHOLDER MEETING

ABOUT THE GILDAN NOMINATED DIRECTORS

The board proposes 12 directors to be elected to the board this year based on the recommendation of the Governance committee. All the Gildan nominated directors have broad experience and capabilities in areas that are important to the effective operation of the board and the success of Gildan. All are independent, except Vince Tyra, who is Gildan’s President and CEO.

Each Gildan nominated director has expressed their willingness to serve on the board for a term of one year. Five of the 10 nominees serve on the board as of the date of this circular and the other five were appointed to the board effective May 1, 2024. Sharon Driscoll was appointed to the board on October 30, 2023, Vince Tyra was appointed to the board when he took office effective January 15, 2024, and Tim Hodgson, Lee Bird, Jane Craighead, Lynn Loewen, and Les Viner were each appointed to the board effective May 1, 2024. To facilitate a smooth transition process, the incoming directors were recently appointed as non-voting observers to the board. All nominees appointed to the board since the end of last year’s annual meeting of shareholders are standing for election to the Gildan board for the first time.

Ordinarily, under the recent CBCA voting requirements, each director nominee must receive a majority of votes for in order to be elected as a director. However, this requirement does not apply if, at a meeting of shareholders at which an election of directors is required, there is more than one candidate nominated for each position available on the board (a contested election of directors). In such circumstances, shareholders will be provided with the opportunity to vote for or withhold on the director nominees, as was the case prior to our 2023 annual meeting, and those director nominees with the highest number of votes are elected (see page 40). As Browning West has indicated its intent to nominate eight nominees at the meeting, Gildan expects there will be a contested election of directors at the meeting.

To fill the vacancies of Luc Jobin and Chris Shackelton who will not be standing for election at this year’s meeting, the board is recommending that shareholders vote for two of Browning West’s nominee directors, Karen Stuckey and J.P. Towner, for election to the board. In an information circular dated March 11, 2024, Browning West set out its nominees for election to the board.

None of the Gildan nominated directors serve together on another public company board and none serve on more than four public company boards (including Gildan). To the best of the Company’s knowledge, neither Karen Stuckey or J.P. Towner serve on more than four public company boards (including Gildan), nor do either serve together or with any of the Gildan nominated directors on another public company board. See page 51 to read about our policies on overboarding and board interlocks.

You can read about each Gildan nominated director in the profiles that follow. Their Gildan shareholdings are disclosed as at the end of fiscal 2023 and fiscal 2022 and include Gildan shares they beneficially own or exercise control over. Shares and DSUs are valued using the closing price of our common shares on the NYSE on the last trading day prior to year-end ($33.06 on December 29, 2023 and $27.40 on December 30, 2022).

2023 Meeting attendance

	Number of meetings		Overall meeting
	Regular meetings	Special meetings	attendance
Board	6	9	98%
Audit and finance committee	4		100%
Corporate governance and social responsibility committee	5	1	97%
Compensation and human resources committee	5		100%
Working group/Ad hoc succession planning committee	27		95%

Total number of meetings	47	10	98%

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	16

ABOUT THE SHAREHOLDER MEETING

Toronto, Ontario,

Canada

Age: 63

Skills and experience

•	Accounting and financial

•	Strategy and risk management

•	Human capital management and compensation

•	Corporate governance and regulatory

•	Environment and sustainability

TIMOTHY HODGSON, FCPA (Expected Chair of the Board effective May 1, 2024) Corporate director Gildan director effective May 1, 2024 | Independent 2023 voting results: n/a

Tim Hodgson has a long and distinguished leadership career in asset management, finance, and public service. Mr. Hodgson was Special Advisor to Governor Carney at the Bank of Canada and served as Chief Executive Officer of Goldman Sachs Canada from 2005 to 2010, after having risen through various positions within the international investment bank’s New York, London, Silicon Valley, and Toronto offices. Mr. Hodgson has more than 15 years of board experience spanning several sectors. He currently serves as Chair of Hydro One, a TSX 60 company and Canada’s largest publicly traded electricity transmission and distribution service provider. He also serves as Chair of the Canadian Investment Regulatory Organization, Vice Chair of the Investments Committee of the Ontario Teacher’s Pension Plan and on the board of the Property and Casualty Insurance Compensation Corporation. Until his retirement in August 2019, Mr. Hodgson served as Managing Partner and Director of Alignvest Management Corporation, a Canadian-based private equity investment firm. His prior board directorships include Dialogue Health Technologies, PSP Investments, Sagicor Financial Company, MEG Energy, the Ivey School of Business at Western University, and Bridgepoint Health.

He is a Fellow of the Institute of Chartered Professional Accountants (FCPA) and holds the Institute of Corporate Directors designation (ICD.D).

2023 Meeting attendance[1]
	Regular meetings	Special meetings	Overall attendance
Board	—	—	—

Total attendance			—

1.

On April 22, 2024, the Company announced that Mr. Hodgson was appointed to the board effective May 1, 2024; accordingly, Mr. Hodgson did not attend any board meetings in 2023. The Chair of the Board is not a member of any board committee. Mr. Hodgson, who is expected to be appointed Chair of the Board by the members of the reconstituted board that will be in place as of May 1, 2024, will attend all committee meetings on a non-voting basis.

Gildan shareholdings (at fiscal year-end)

Year	Common shares	Deferred share units (DSUs)	Total shares and DSUs	Total market value	Meets share ownership requirements
2023	—	—	—	—	Has until
2022	—	—	—	—	May 2029
Change	—	—	—	—	to meet the requirements (see page 52)

Other public company boards (last five years)
Hydro One Limited (TSX)	Chair of the board of directors
(since 2018)

Dialogue Health Technologies Inc.	Audit Committee (chair)
(TSX) (2021-2023)

Sagicor Financial Company Ltd	Chair of the board of directors
(TSX) (2019-2021)

Alignvest Acquisition II Corporation	Chair of the board of directors
(TSX) (2017-2019)

MEG Energy Corp. (TSX)	Audit Committee
(2016-2019)

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	17

ABOUT THE SHAREHOLDER MEETING

Flower Mound, Texas,

USA

Age: 59

Skills and experience

•	Textile and apparel industry

•	Supply chain and distribution

•	Strategy and risk management

•	Human capital management and compensation

•	Global growth and operations

LEWIS L. (LEE) BIRD III Corporate director Gildan director effective May 1, 2024 | Independent 2023 voting results: n/a

Lee Bird brings to the Gildan board deep leadership experience and relevant industry expertise in apparel and supply chain. He most recently served as Chairman and CEO of At Home Group Inc., a US-based retailer. Prior to that, Mr. Bird served as Managing Director/Consumer Practice Leader of The Gores Group, a global private equity firm. Prior to this, Mr. Bird served as Group President of Nike Affiliates for Nike Inc., Chief Operating Officer of The Gap and Chief Financial Officer of Old Navy. Before his consumer/retail career, he held various strategic and financial leaderships roles at Gateway, Inc., Honeywell/AlliedSignal, Inc., and Ford Motor Company. He started his career as an Assistant Vice President & Commercial Loan Officer for BayBanks, Inc. Mr. Bird is currently on the board of the Larry H. Miller Company, the National Advisory Committee for the Marriott School of Business at Brigham Young University and is a member of the Ownership Advisory Group of the NHL Dallas Stars.

2023 Meeting attendance[1]
	Regular meetings	Special meetings	Overall attendance
Board	—	—	—

Total attendance			—

1.	On April 22, 2024, the Company announced that Mr. Bird was appointed to the board effective May 1, 2024; accordingly, Mr. Bird did not attend any board meetings in 2023

Gildan shareholdings (at fiscal year-end)

Year	Common shares	Deferred share units (DSUs)	Total shares and DSUs	Total market value	Meets share ownership requirements
2023	—	—	—	—	Has until
2022	—	—	—	—	May 2029
Change	—	—	—	—	to meet the requirements (see page 52)

Other public company boards (last five years)
At Home Group Inc. (NYSE)	Chairman of the board
(2016 to 2021)

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	18

ABOUT THE SHAREHOLDER MEETING

Mumbai, Maharashtra,

India

Age: 63

Skills and experience

•	Manufacturing operations

•	Supply chain and distribution

•	Environment and sustainability

•	Global growth and operations

•	Strategy and risk management

DHAVAL BUCH Corporate director Gildan director February 2022 | Independent 2023 voting results: 153,107,886 (98.91%) for | 1,686,549 (1.09%) against

Dhaval Buch is currently a senior advisor with Blackstone Private Equity and to the Mahindra group, a large India-headquartered multinational with interests in automobile, farm and finance industries. He is also a senior advisor to Alvarez and Marsal, a global consulting firm, in their Southeast Asia practice. Prior to this, Mr. Buch had a 35-year career as a business leader with Unilever where he last served as the Global Chief Procurement Officer where he was responsible for buying approximately $40 billion of materials and services. In this role, he was also responsible for driving Unilever’s goal of “100% sustainable sourcing of materials”. In his career with Unilever, Mr. Buch ran the Unilever supply chain for Asia and Africa (consisting of approximately 120 factories and a similar number of distribution centres). He also held positions of increasing responsibility in Hindustan Unilever Limited (a listed Unilever subsidiary in India) culminating in his running the supply chain for South Asia and serving as an Executive Director on the board of Hindustan Unilever Limited. Mr. Buch currently serves on the board of directors of EPL Limited, an Indian publicly held company, where he is the chair of the Risk Management Committee and a member of the Corporate Social Responsibility Committee. He is also Chair of the Board of Directors of Bristlecone Inc., a privately-owned technology company. Mr. Buch is a mechanical engineer and holds a Bachelor of Engineering degree from the Indian Institute of Technology, Delhi, India.

2023 Meeting attendance
	Regular meetings	Special meetings	Overall attendance
Board	6 of 6	8 of 9	93%
Audit and finance committee	4 of 4	—	100%
Corporate governance and social responsibility committee	5 of 5	0 of 1	83%

Total attendance			100%

Gildan shareholdings (at fiscal year-end)
Year	Common shares	Deferred share units (DSUs)	Total shares and DSUs	Total market value	Meets share ownership requirements
2023	—	9,446	9,446	$312,285	Has until
2022	—	4,291	4,291	$117,573	February 2027
Change	—	5,155	5,155	$194,712	to meet the requirements (see page 52)

Other public company boards (last five years)
EPL Limited (NSEINDIA) (since 2021)	Risk Management Committee (chair) and Corporate Social Responsibility Committee

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	19

ABOUT THE SHAREHOLDER MEETING

Toronto, Ontario,

Canada

Age: 70

Skills and experience

•	Sales and marketing

•	Global growth and operations

•	Human capital management and compensation

•	Strategy and risk management

•	Manufacturing operations

MARC CAIRA Corporate director Gildan director since May 2018 | Independent 2023 voting results: 153,101,747 (98.91%) for | 1,692,688 (1.09%) against

Marc Caira serves on the board of directors of Minto Group, a private real estate developer, and the University Health Network Foundation. Mr. Caira has extensive international executive experience. He served as the Vice-Chairman of the board of directors of Restaurant Brands International Inc., a multinational quick service restaurant company, from 2014 to 2020. He was also President and Chief Executive Officer of Tim Hortons Inc., a multinational fast-food restaurant, from 2013 to 2014, as well as a member of the Executive Board of Nestlé S.A. in Switzerland, a transnational food and beverage company and Chief Executive Officer of Nestlé Professional. Mr. Caira holds an Advanced Diploma in Marketing Management from Seneca College, Toronto, and is a graduate of the Director Program at The International Institute for Management Development, Lausanne, Switzerland.

2023 Meeting attendance
	Regular meetings	Special meetings	Overall attendance
Board	6 of 6	9 of 9	100%
Audit and finance committee	4 of 4	—	100%
Corporate governance and social responsibility committee	5 of 5	1 of 1	100%

Total attendance			100%

Gildan shareholdings (at fiscal year-end)
Year	Common shares[1]	Deferred share units (DSUs)	Total shares and DSUs	Total market value	Meets share ownership requirements
2023	1,560	45,757	47,317	$1,564,300	Yes (17x)
2022	1,560	36,501	38,061	$1,042,871
Change	—	9,256	9,256	$521,429

Other public company boards (last five years)
Restaurant Brands International Inc.	Vice-Chair
(TSX, NYSE) (2014-2020)

1. 1,560 common shares are owned indirectly by Mr. Caira’s grandchild.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	20

ABOUT THE SHAREHOLDER MEETING

Elizabethtown, Ontario,

Canada

Age: 64

Skills and experience

•	Human capital management and compensation

•	Corporate governance and regulatory

•	Global growth and operations

•	Strategy and risk management

•	Accounting and financial

JANE CRAIGHEAD Corporate director Gildan director effective May 1, 2024 | Independent 2023 voting results: n/a

Jane Craighead has over 20 years of experience with public companies and board governance, first as executive management and then as an independent corporate director. Ms. Craighead is skilled in finance and accounting, human resource management including executive compensation, corporate governance, business strategy and change management. Until her retirement in 2019, she served as Senior Vice President Global Human Resources at Scotiabank. Prior to that, she served as Global Practice Leader, Total Rewards of Rio Tinto, as well as a similar role at Alcan. She is currently a member of the board of directors of Crombie Real Estate Investment Trust where she is a member of the Human Resources Committee and Chair of the Governance and Nominating Committee, of Wajax Corporation where she is a member of the Audit Committee and Chair of the Human Resources Committee, and of Telesat Corporation where she is a member of the Audit and Nominating and Governance committees and Chair of the Human Resources and Compensation Committee. Her prior board directorships include Jarislowsky Fraser Limited, Intertape Polymer Group Inc., Clearwater Seafoods Incorporated, and Park Lawn Corporation. Ms. Craighead has a PhD in Management and is a Chartered Professional Accountant (CPA).

2023 Meeting attendance[1]
	Regular meetings	Special meetings	Overall attendance
Board	—	—	—

Total attendance			—

1.	On April 22, 2024, the Company announced that Ms. Craighead was appointed to the board effective May 1, 2024; accordingly, Ms. Craighead did not attend any board meetings in 2023

Gildan shareholdings (at fiscal year-end)
Year	Common shares	Deferred share units (DSUs)	Total shares and DSUs	Total market value	Meets share ownership requirements
2023	—	—	—	—	Has until
2022	—	—	—	—	May 2029
Change	—	—	—	—	to meet the requirements (see page 52)

Other public company boards (last five years)
Wajax Corporation (TSX) (since 2021)	Human Resources Committee (chair) and Audit Committee

Crombie REIT (TSX) (since 2021)	Governance & Nominating Committee (chair) and Human Resources Committee

Telesat Corporation (TSX) (since 2021)	Human Resources Committee (chair), Audit Committee, and Nominating & Governance Committee

Intertape Polymer Group Inc. (TSX) (2020-2022)	ESG Committee, Human Resources and Compensation Committee (chair), and Nominating Committee

Clearwater Seafoods Incorporated (TSX) (2015-2021)	Human Resource Development, Compensation Committee (chair), Finance Committee, and Audit Committee

Park Lawn Corporation (TSX) (2019-2020)	Audit Committee, Governance and Nominating Committee, Human Resources and Compensation Committee, and Investment Committee (chair)

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	21

ABOUT THE SHAREHOLDER MEETING

Vancouver, British Columbia,

Canada

Age: 62

Skills and experience

•	Accounting and financial

•	Digital and technology

•	Strategy and risk management

•	Corporate governance and regulatory

•	Human capital management and compensation

SHARON DRISCOLL Corporate director Gildan director since October 2023 | Independent 2023 voting results: n/a

Sharon Driscoll has over 15 years of C-suite experience across finance, strategy and transformation roles in publicly traded and privately held retail and distribution organizations. Until her retirement in September 2023, Ms. Driscoll held executive positions at RB Global Inc. (TSX and NYSE), including Chief Financial Officer, Co-Chief Executive Officer and Advisor to the Chief Executive Officer from 2015 to 2023. Prior to this, Ms. Driscoll held other senior executive positions, including Chief Financial Officer at Katz Group Canada Limited from 2013 to 2015, Chief Financial Officer at Sears Canada Inc., one of the largest retailers of apparel, home fashion, and appliances from 2008 to 2013, and executive finance leadership roles at Loblaw Companies Limited from 1987 to 2008. Ms. Driscoll currently serves on the board of directors of Empire Company Limited and Imperial Oil Limited. Ms. Driscoll is a Chartered Professional Accountant (CPA) and holds a Bachelor of Commerce (Honours) degree from Queen’s University.

2023 Meeting attendance[1]
	Regular meetings	Special meetings	Overall attendance
Board	2 of 2	7 of 7	100%
Audit and finance committee	1 of 1	—	100%
Compensation and human resources committee	2 of 2	—	100%

Total attendance			100%

1.	Ms. Driscoll was appointed to the board and to these committees on October 30, 2023

Gildan shareholdings (at fiscal year-end)
Year	Common shares	Deferred share units (DSUs)	Total shares and DSUs	Total market value	Meets share ownership requirements
2023	—	1,349	1,349	$44,598	Has until
2022	—	—	—	—	October 2028
Change	—	1,349	1,349	$44,598	to meet the requirements (see page 52)

Other public company boards (last five years)
Empire Company Limited (TSX) (since 2018)	Audit Committee (chair), Nominating Committee, and Corporate Governance and Social Responsibility Committee

Imperial Oil Limited (TSX, NYSE) (since 2023)	Audit Committee (chair) and Finance Committee (vice-chair)

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	22

ABOUT THE SHAREHOLDER MEETING

Westmount, Quebec,

Canada

Age: 63

Skills and experience

•	Strategy and risk management

•	Accounting and financial

•	Digital and technology

•	Global growth and operations

•	Environment and sustainability

LYNN LOEWEN, FCPA Corporate director Gildan director effective May 1, 2024 | Independent 2023 voting results: n/a

Lynn Loewen brings a wealth of valuable experience to the board, particularly in executive leadership, governance, risk management, finance, operations, technology, accounting and sustainability/ESG. Between 2016 and 2019, she served as President of Minogue Medical Inc., a Canada-based healthcare organization specializing in the delivery of innovative medical technologies to hospitals and medical clinics. Before Minogue, Ms. Loewen served as President of Expertech Network Installation Inc. Ms. Loewen has also held key positions with Bell Canada Enterprises including Vice President of Finance Operations and Vice President of Financial Controls. Prior to this, she was Vice President of Corporate Services and Chief Financial Officer of Air Canada Jazz. In addition, Ms. Loewen possesses extensive board experience. She currently serves as a member of the board of directors and chair of the Audit Committee of National Bank of Canada, a Canadian Chartered Bank, and a director of Emera Incorporated, a TSX-listed multinational energy company. Ms. Loewen is the current Chancellor of Mount Allison University. She is a Fellow of the Institute of Chartered Professional Accountants (FCPA) and holds the Institute of Corporate Directors designation (ICD.D).

2023 Meeting attendance[1]
	Regular meetings	Special meetings	Overall attendance
Board	—	—	—

Total attendance			—

1.	On April 22, 2024, the Company announced that Ms. Loewen was appointed to the board effective May 1, 2024; accordingly, Ms. Loewen did not attend any board meetings in 2023

Gildan shareholdings (at fiscal year-end)
Year	Common shares	Deferred share units (DSUs)	Total shares and DSUs	Total market value	Meets share ownership requirements
2023	—	—	—	—	Has until
2022	—	—	—	—	May 2029
Change	—	—	—	—	to meet the requirements (see page 52)

Other public company boards (last five years)
National Bank of Canada (TSX) (since 2022)	Audit Committee (chair), Risk Management Committee and Technology Committee

Emera Incorporated (TSX) (since 2013)	Audit Committee, Health, Safety and Environment Committee and Risk and Sustainability Committee

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	23

ABOUT THE SHAREHOLDER MEETING

Trois-Rivières, Québec,

Canada

Age: 62

Skills and experience

•	Digital and technology

•	Sales and marketing

•	Strategy and risk management

•	Textile and apparel industry

•	Human capital management and compensation

ANNE MARTIN-VACHON Corporate director Gildan director since February 2015 | Independent 2023 voting results: 151,098,413 (97.61%) for | 3,696,022 (2.39%) against

Anne Martin-Vachon is the Senior Vice-President, Sales and Chief Retail Officer for Rogers Communications Inc., a leading technology and media company providing wireless, residential and media services to Canadians and Canadian businesses. Prior to her appointment in September 2019, Ms. Martin-Vachon served as President of Today’s Shopping Choice, a division of Rogers Media for over three years. Before joining Rogers, Ms. Martin-Vachon held various executive positions in the consumer packaged goods and retail industry, including Chief Merchandising, Planning and Programming Officer at HSN, Inc., a leading interactive multi-channel entertainment and lifestyle retailer; Chief Marketing Officer at Nordstrom, Inc., a leading fashion specialty retailer operating 293 stores in 38 US states; Chief Executive Officer at Lise Watier Cosmétiques, Inc., a Canadian-based beauty and skincare company; and Chief Marketing Officer at Bath & Body Works, LLC, which operates retail stores for personal care products. Ms. Martin-Vachon began her career at The Procter & Gamble Company, a multinational consumer goods company, where she spent more than 20 years in a variety of leadership positions across the company’s portfolio of beauty, personal care and household brands. She also serves as Chair of the Board of the Retail Council of Canada. Ms. Martin-Vachon holds a Master of Business Administration degree from McGill University and earned her Bachelor of Arts degree in business administration at the University of Québec in Trois-Rivières.

2023 Meeting attendance
	Regular meetings	Special meetings	Overall attendance
Board	6 of 6	9 of 9	100%
Compensation and human resources committee	5 of 5	—	100%
Corporate governance and social responsibility committee	5 of 5	1 of 1	100%

Total attendance			100%

Gildan shareholdings (at fiscal year-end)

Year	Common shares	Deferred share units (DSUs)	Total shares and DSUs	Total market value	Meets share ownership requirements
2023	2,000	61,668	63,668	$2,104,864	Yes (23x)
2022	2,000	52,037	54,037	$1,480,613
Change	—	9,631	9,631	$624,251

Other public company boards (last five years)
—

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	24

ABOUT THE SHAREHOLDER MEETING

Louisville, Kentucky,

United States

Age: 58

Skills and experience

•	Textile and apparel industry

•	Supply chain and distribution

•	Manufacturing operations

•	Strategy and risk management

•	Global growth and operations

VINCENT (VINCE) J. TYRA Gildan President and CEO Gildan director since January 15, 2024 | Non independent 2023 voting results: n/a

Vince Tyra took office as Gildan’s President and CEO on January 15, 2024. Mr. Tyra joined Gildan from Houchens Industries where he served from 2022 to 2024 as Senior Vice-President of Corporate Strategy and Mergers and Acquisitions, leading the strategic growth of this $4-billion revenue employee-owned holding company through investments in sectors including consumer products and retail. Previously, Mr. Tyra was an Operating Partner at Southfield Capital, where he was a member of the Investment Committee.

Mr. Tyra has held leadership positions across a broad range of industries and managerial challenges. Early in his career, Mr. Tyra invested in and grew his own activewear business, utilizing Gildan as a key supplier. He joined Fruit of the Loom from 1997 to 2000 where he was promoted to President to develop and implement a restructuring plan ahead of its eventual sale to Berkshire Hathaway. Mr. Tyra then served from 2000 to 2005 as Chief Executive Officer of Broder Bros., a leading apparel distributor. From 2017 to 2021, Mr. Tyra also served as the University of Louisville’s Vice-President and Director of Intercollegiate Athletics, where he orchestrated the rebuilding of a major NCAA athletics program. He has served on the board of directors at 10 companies and stepped in as interim Chief Executive Officer at three. He currently sits on the board of directors of Houchens Industries.

2023 Meeting attendance[1]
	Regular meetings	Special meetings	Overall attendance
Board	—	—	—

1.	Mr. Tyra was appointed to the board on January 15, 2024; accordingly, Mr. Tyra did not attend any board meetings in 2023

Gildan shareholdings (at fiscal year-end)
Year	Common shares	Deferred share units (DSUs)	Total shares and DSUs	Total market value	Meets share ownership requirements
2023	—	—	—	—	Has until
2022	—	—	—	—	January 2029
Change	—	—	—	—	to meet the executive share ownership requirements (see page 69)

Other public company boards (last five years)
Industrial Services of America, Inc. (Nasdaq) (2014-2019)	Chairman

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	25

ABOUT THE SHAREHOLDER MEETING

Toronto, Ontario,

Canada

Age: 68

Skills and experience

•	Strategy and risk management

•	Accounting and financial

•	Human capital management and compensation

•	Corporation governance and regulatory

•	Environmental and sustainability

LES VINER Corporate director Gildan director effective May 1, 2024 | Independent 2023 voting results: n/a

Les Viner is a lawyer, Chartered Professional Accountant (CPA), and a seasoned business leader, bringing to the board extensive experience in financial and strategic planning, change management, talent development, risk management, conflict resolution, business development and transaction execution. Until his retirement in 2023, Mr. Viner was a Senior Partner of Torys LLP, a leading international business law firm headquartered in Toronto. Before that, Mr. Viner served as Managing Partner of Torys, where he was responsible for the firm’s overall strategic direction and client focus, as well as for all professional and administrative matters. In this role, Mr. Viner led the transition from a single office, founder-led firm to a multi-office, professionally led firm, while developing and implementing a differentiated strategy which led to marketplace recognition and profitable growth. During his time at Torys, Mr. Viner stepped in to serve as Interim General Counsel and Corporate Secretary of Canada Post Corporation, advising the Company’s Board and leading legal, compliance, and ESG functions. Prior to that, Mr. Viner practiced corporate, securities and natural resources law with Macleod Dixon in Calgary, and international corporate and finance law with Allen & Overy in London, England. Mr. Viner obtained his B.Comm. from University of Calgary, J.D. from University of Toronto, and LL.M. from Harvard University. Mr. Viner holds the Institute of Corporate Directors designation (ICD.D).

2023 Meeting attendance[1]
	Regular meetings	Special meetings	Overall attendance
Board	—	—	—

Total attendance			—

1.	On April 22, 2024, the Company announced that Mr. Viner was appointed to the board effective May 1, 2024; accordingly, Mr. Viner did not attend any board meetings in 2023

Gildan shareholdings (at fiscal year-end)
Year	Common shares	Deferred share units (DSUs)	Total shares and DSUs	Total market value	Meets share ownership requirements
2023	—	—	—	—	Has until
2022	—	—	—	—	May 2029
Change	—	—	—	—	to meet the requirements (see page 52)

Other public company boards (last five years)
—	—

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	26

ABOUT THE SHAREHOLDER MEETING

2023 DIRECTOR COMPENSATION

The table below shows the compensation earned by directors in fiscal 2023. Mr. Berg’s retainer is a flat fee based on his role as Chair of the Board. Other directors received an annual board retainer and a committee member retainer, or a committee chair retainer in the case of Ms. Bertrand, Ms. Cunningham, and Mr. Jobin (see page 58). Members of the Ad hoc succession planning committee received attendance fees of $2,000 per meeting. Mr. Chamandy is not included in the tables below because he did not receive compensation for his services as a director. He received executive compensation as Gildan’s President and CEO during his tenure (see page 69).

	Retainer fees earned[1]	Share-based awards[2]	Ad hoc succession planning committee Meeting attendance fees	Total
Donald C. Berg	—	$385,000	$54,000	$439,000
Maryse Bertrand	$126,000	$155,000	$54,000	$335,000
Dhaval Buch	$102,000	$155,000	—	$257,000
Marc Caira	—	$257,000	—	$257,000
Shirley E. Cunningham	—	$281,000	$42,000	$323,000
Sharon Driscoll[3]	—	$44,481	—	$44,481
Russell Goodman[4]	—	$86,137	—	$86,137
Charles M. Herington	—	$257,000	—	$257,000
Luc Jobin	—	$281,000	$52,000	$333,000
Craig A. Leavitt[5]	$252,823	$325,741	$22,000	$600,564
Christopher S. Shackelton[6]	$10,591	—	—	$10,591
Anne Martin-Vachon	—	$257,000	—	$257,000

Total	$491,414	$2,484,359	$224,000	$3,199,773

1	Represents the portion of annual director compensation earned by the directors in the fiscal year paid in cash.

2

Represents the portion of annual director compensation earned by the directors in the fiscal year paid in DSUs. Some directors have elected to receive all or part of their cash compensation in DSUs (see page 58).

3	Ms. Driscoll was appointed to the board, the Audit and finance committee, and the Compensation and human resources committee on October 30, 2023, and her fees have been prorated.

4	Mr. Goodman retired from the board on May 4, 2023.

5

Mr. Leavitt earned $337,097 in compensation in December 2023 for his role as Interim President and CEO, representing the prorated portion of Mr. Leavitt’s compensation for such role for the December 10, 2023 to December 31, 2023 period (see page 60), of which $252,823 was paid in cash and $84,274 was paid in DSUs.

6

Mr. Shackelton was appointed to the board on December 17, 2023, and to each of the Corporate governance and social responsibility committee and the Compensation and human resources committee on December 19, 2023, and his fees have been prorated. The board fees for Mr. Shackelton are paid only in cash and directed to Coliseum Capital Partners, L.P.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	27

ABOUT THE SHAREHOLDER MEETING

OUTSTANDING SHARE-BASED AWARDS

The table below shows the details of the outstanding DSUs held by each outside director at the end of fiscal 2023.

	Number of shares or units that have not vested[1]	Market or payout value of share-based awards that have not vested[2]	Market or payout value of vested share-based awards not paid out or distributed
Donald C. Berg	90,595	$2,995,071	—
Maryse Bertrand	27,516	$909,679	—
Dhaval Buch	9,446	$312,285	—
Marc Caira	45,757	$1,512,726	—
Shirley E. Cunningham	55,457	$1,833,408	—
Sharon Driscoll	1,349	$44,598	—
Russell Goodman[3]	—	—	—
Charles M. Herington	45,757	$1,512,726	—
Luc Jobin	34,210	$1,130,983	—
Craig A. Leavitt[4]	38,887	$1,285,604	—
Christopher S. Shackelton[5]	—	—	—
Anne Martin-Vachon	61,668	$2,038,744	—

Total	410,642	$13,575,825	—

1	Includes additional DSUs credited in 2023 as dividend equivalents at the same rate as the quarterly cash dividend paid on our common shares.

2	Calculated by multiplying the number of DSUs held at fiscal year-end by the closing price of Gildan shares on the NYSE on December 29, 2023 ($33.06), the last trading day prior to fiscal year-end.

3	All of Mr. Goodman’s DSU vested upon his retirement from the board on May 4, 2023.

4	Includes DSUs awarded to Mr. Leavitt in December 2023 as additional compensation for his role as Interim President and CEO (see page 27).

5	Mr. Shackelton’s board fees are paid only in cash and directed to Coliseum Capital Partners, L.P.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	28

YEAR IN REVIEW

| YEAR IN REVIEW

BOARD HIGHLIGHTS

The board had a very active and engaging year focused on:

•	the implementation and continued progress of the Gildan Sustainable Growth strategic plan and avenues for future growth

•	monitoring our operational performance including the development of the Kohinoor project in Bangladesh

•	monitoring Gildan’s outlook, financial position, performance, and ongoing development and execution of the capital plan, including the renewal of our normal course issuer bid

•	advancing the board and executives’ succession planning frameworks and our leadership development program

•	managing complex CEO and executives’ succession matters including the creation of an Ad hoc succession planning committee of the board

•	conducting a director search following the retirement of Russell Goodman and onboarding Sharon Driscoll as a newly appointed director on October 30, 2023

•

managing the CEO succession plans and process leading to the departure of Glenn J. Chamandy and the appointment of Vince Tyra as President and CEO, with Craig A. Leavitt, director, stepping in as Interim President and CEO from December 10, 2023 until Mr. Tyra took office on January 15, 2024

•	stepping up shareholder engagement in light of the President and CEO transition and related shareholders matters

•	reaching a support agreement with Coliseum Capital Management, LLC

•

conducting a robust process, aided by an independent search firm, to identify qualified potential director nominees as part of the board’s ongoing thoughtful and planned refreshment initiatives and in response to feedback received from shareholders and other stakeholders of the Company

•	monitoring the human capital plan to support the Company’s strategy and its progress towards its diversity goals

•	overseeing the performance measures, weightings and payout ranges in the incentive compensation plans to ensure alignment with plan objectives and Gildan’s long-term strategic plan

•

mitigating risks, including those resulting from the post COVID-19 pandemic, cybersecurity risk, geopolitics, the macro economy, and those relating to the CEO transition and related shareholders matters

•	carrying out good governance with a review of auditor tenure and board approval thresholds and updating the skills matrix with the new directors’ skills and experience

•	ensuring the board’s effectiveness in carrying out its responsibilities and engaging with shareholders

•	adopting a new clawback policy and related party transactions policy

•	adopting amendments to the corporate governance guidelines and the whistleblowing policy, and enhancing the board evaluation questionnaires

•	overseeing work on the 2023 Modern Slavery Report in view of its approval in 2024 and distribution to shareholders in compliance with Canadian laws on modern slavery

•	monitoring the impacts of the Global Minimum Tax on the Company

•	monitoring the Company’s evolving regulatory environment as a publicly traded company

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	29

YEAR IN REVIEW

Board responsibilities and highlights of 2023 workplan

Strategic planning and operational oversight	Received updates on the development of the Kohinoor project in Bangladesh
Received updates on the strategic risks, landscape and human capital plan required to successfully execute the strategic plan
Received updates on capacity optimization and expansion plans, strategic business initiatives and key risk items
Reviewed and approved Gildan’s fiscal 2023 capital and operating budgets
Reviewed and approved Gildan’s capital allocation strategy, including dividends and share buy-backs as well as capital investments
Monitored Gildan’s financial position and outlook

Cybersecurity	Oversaw cybersecurity risks and mitigation plans, and monitored compliance with applicable privacy laws

Reviewed the information technology strategy, including our approach to cybersecurity risk and mitigation plans

Oversaw privacy law compliance, including latest applicable privacy requirements in Canada and in the U.S.

Succession planning	Together with the HR committee, oversaw the continued development and readiness of the succession plans for the senior executive officers, as well as development plans for senior leadership

Ensured continued monitoring on CEO succession matters, including the creation of a special working group that eventually became the Ad hoc succession planning committee to recommend decisions relating to the CEO transition and related shareholders matters

Monitored progress on board chair and committee chair succession planning

Conducted a director candidate search resulting in the appointment of Sharon Driscoll as a new member of the board

Engaged extensively with shareholders with respect to the CEO transition and related shareholder matters

Continued to conduct a robust process, aided by an independent search firm, to identify qualified potential director nominees as part of the board’s ongoing thoughtful and planned refreshment initiatives and in response to feedback received from shareholders and other stakeholders of the Company

Board skills and composition	Together with management and the Governance committee, reviewed the composition, skills, and diversity of the board to identify gaps and target specific expertise to enhance the board’s composition and the breadth and depth of expertise

ESG strategy	Monitored the work leading to the validation by the Science Based Targets initiative (SBTi) of Gildan’s 2030 near-term emissions targets for Scopes 1, 2, and 3

Monitored progress on Gildan’s first sustainability-linked loan, an amended and restated credit agreement in respect of its existing $1 billion revolving credit facility, which includes terms that reduce or increase Gildan’s borrowing costs based on our annual performance against three announced ESG targets: Climate change, Circularity and Diversity, equity, and inclusion (DEI)

Continued its commitment to ESG targets by maintaining the 25% weighting of ESG goals in the strategic objectives tied to the annual short term incentive awards for Gildan’s senior executives

Together with management and the Governance committee, continued to evolve the ESG strategy, including monitoring the plans and progress for the five focus areas of the Next Generation ESG strategy and management’s plans for communicating our sustainability and social responsibility platform

Board effectiveness	Continued to review and improve board effectiveness measures, including the implementation of a revised board evaluation questionnaire

Met regularly with management to ensure continued mitigation of risks and challenges relating to geopolitics and the macro economy

Management oversight	Oversaw corporate disclosures and key corporate communications Ensured Gildan maintains a culture of integrity

Governance	Adopted a new clawback policy and a related party transaction policy

Adopted amendments to the whistleblowing policy and the corporate governance guidelines

Board committees	Received quarterly reports from each standing committee on matters discussed at their meetings and recommendations for board approval

Reviewed the mandates and working plans for the Audit committee, HR committee, and the Governance committee

Created the Ad hoc succession planning committee to oversee matters related to the CEO succession and shareholders matters

The board meets at least quarterly at regularly scheduled meetings. You can read more about the board beginning on page 36. A copy of the board’s mandate is set out in the Appendix A beginning on page 97 and on our website (www.gildancorp.com).

The board’s three standing committees are each summarized below, including their membership, key responsibilities, and highlights of their 2023 workplan. Each committee has a mandate which complies with applicable Canadian laws and regulations, the disclosure and listing requirements of the TSX, the NYSE governance standards, and applicable U.S. laws, such as the Sarbanes-Oxley Act of 2022. Each committee meets at least quarterly at regularly scheduled meetings. Copies of the committee mandates are available on our website (www.gildancorp.com) The Chair of the Board is not a member of any board committees and attends committee meetings as an ex-officio member.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	30

YEAR IN REVIEW

BOARD COMMITTEES

The board maintains three standing committees. In 2023, the board also established the Ad hoc succession planning committee to recommend decisions regarding the CEO transition and related shareholder matters (see page 35). This section of the circular summarizes the governance and responsibilities of these committees as well as highlights of the workplan of each standing committee for the fiscal year ended December 31, 2023.

AUDIT AND FINANCE COMMITTEE

The Audit committee oversees and monitors Gildan’s financial statements and reporting, risk management, internal controls, internal and external auditors, and capital allocation plans. It also oversees the management of financial risk stemming from fluctuations in foreign currency, interest rates and equity, and commodity prices.

Governance

•  All members of the Audit committee are independent and financially literate within the meaning of the terms set out by the CSA’s Audit Committee Rules and the NYSE Corporate Governance Standards

100% independent

MEMBERS

Luc Jobin (chair)[1]

Maryse Bertrand[2]

Dhaval Buch

Marc Caira

Sharon Driscoll (since Oct 30, 2023)

Russell Goodman (until May 4, 2023)

Craig A. Leavitt[2] (until Dec 10, 2023)

1  Not standing for re-election at the meeting

2  Retiring from the board effective May 1, 2024

•

The committee chair (Luc Jobin) and Sharon Driscoll, the newly appointed member of the Audit committee, have accounting or related financial experience and are deemed audit committee financial experts according to the rules of the SEC and the listing requirements of the NYSE and as determined by the board

•

The Audit committee assesses the external auditors annually based on several criteria including audit quality, appropriateness of audit fees, auditor independence, and communications with the Audit committee

•	The chair of the Audit committee and the lead audit partner have a direct working relationship

•

The internal and external auditors maintain a direct line of communication with the Audit committee. Each meets separately with the Audit committee, without management present, at least once every quarter

•	The Audit committee sets aside time at every meeting to meet without management present

Responsibilities and highlights of 2023 workplan

Oversight of financial reporting	Reviewed the annual and quarterly consolidated financial statements, MD&A disclosure, and earnings press releases with the external auditors prior to their release, filing, and distribution
Reviewed, as appropriate, other filings containing financial information with the external auditors prior to their release, filing, and distribution
Reviewed the quality, appropriateness, and disclosure of Gildan’s accounting principles and policies, underlying assumptions, and reporting practices
Reviewed the representation letter from management to the external auditors
Oversaw and supported the heightening requirements and focus on ESG reporting, including alignment with the TCFD
Reviewed the external auditors’ quarterly review engagement report
Reviewed the results of the external audit, identified any issues, and oversaw management’s response/action plan

Financial planning	Reviewed with management considerations for providing guidance
Reviewed with management capital structure considerations, including dividends and share buy-backs, and monitored the ESG targets of Gildan’s sustainability-linked loan

Financial risk management and disclosure controls	Monitored the integrity and quality of Gildan’s accounting and financial reporting process, disclosure controls and procedures, and systems of internal control, through independent discussions with management, the external auditors, and the internal auditor, including receiving management’s reports and the reports by the auditors
Monitored the risks, processes, and controls relating to the multi-year expansion of the Bangladesh manufacturing operations (Kohinoor)

Oversight of internal audit and internal controls	Continued to provide advice, support, and direction to internal audit leadership with priorities across assurance, ERM, and other corporate mandates
Oversaw the execution of the fiscal 2023 internal audit plan and the development of the internal audit plan for fiscal 2024

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	31

YEAR IN REVIEW

Tax matters	Monitored developments on a global minimum tax rate, including draft legislation released by governments, and evaluated any potential impact on Gildan’s tax structure and global tax policy

Leadership development	Worked with management to continue to provide opportunities for exposure to key divisional and finance managers and provided support to new leaders in key corporate finance roles
Oversaw the development of a strong finance succession plan for all key finance roles

Oversight and independence of external auditors	Conducted performance evaluations and monitored the results of the periodic regulatory and professional quality-control examinations of the quality of the external audits

Oversaw the relationships between the external auditors and Gildan, and reviewed and approved the fees paid to the external auditors for all audit and non-audit services in accordance with Gildan’s policies

Reviewed the internal quality control procedures of the external auditors
Reviewed the fiscal 2023 audit plan prepared by the external auditors, including changes and updates from 2022
Oversaw the onboarding of a new lead partner to take over following the completion of the fiscal 2022 audit, as well as other partners involved in the audit

Risk management and cyber security	Reviewed Gildan’s policies regarding hedging activity and derivatives contracts to address risks associated with foreign exchange fluctuations, commodity prices, and interest rates, and received quarterly updates from management’s Financial Risk Management Committee
Continued to oversee the plans, processes, controls, risk assessments, tests, and risk mitigation actions relating to cybersecurity, crisis management, and business continuity preparedness

Received quarterly reports on cybersecurity, including trends, incidents, action plans and privacy compliance, and reports on the cybersecurity risk quantification and cybersecurity maturity level assessments conducted by independent third parties during 2023

Reviewed management’s progress in implementing an enhanced supply chain planning system

Reviewed Gildan’s mitigation strategies, including insurance coverage and outstanding claims, as well as the ERM program

Fraud and ethics	Received quarterly reports on concerns or complaints received through the whistleblowing hotline and, where appropriate, initiated investigations into such matters

You can read more about the Audit committee in our 2023 annual information form on our website (www.gildancorp.com) as well as on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	32

YEAR IN REVIEW

COMPENSATION AND HUMAN RESOURCES COMMITTEE

The HR committee oversees Gildan’s human resources policies and practices including the appointment, compensation, and performance of executive officers, talent retention and succession planning, as well as oversight of the management of risks related to compensation and employee health and safety matters at Gildan’s operations worldwide.

Governance

•  All members of the HR committee are independent (see page 42)

•  The chair of the Audit committee is also a member of the HR committee

•  The HR committee sets aside time at every meeting to meet without management present

100% independent

MEMBERS

Shirley E. Cunningham[1] (chair)

Sharon Driscoll (since Oct 30, 2023)

Russell Goodman (until May 2, 2023)

Charles M. Herington[1]

Luc Jobin[2]

Craig A. Leavitt[1] (until Dec 10, 2023)

Anne Martin-Vachon

Chris Shackelton[2] (since Dec 17, 2023)

1  Retiring from the board effective May 1, 2024

2  Not standing for re-election at the meeting

Responsibilities and highlights of 2023 workplan

Compensation program	Reviewed the competitiveness and design of senior executive compensation plans and their effectiveness in incentivizing short and long-term strategic results

Reviewed the performance measures and weightings and payout ranges in the annual STIP and LTIP programs to ensure alignment with plan objectives and Gildan’s long-term strategic plan, including ESG incentive-related compensation and the linking of ESG strategic goals to performance pay

Reviewed the compensation comparator group and assessed risks associated with the compensation plans

Reviewed and approved the fiscal 2023 incentive compensation for senior management and recommended to the board for its review and approval

Evaluated and monitored the independence, objectivity, and performance of its external compensation consultant

Organization and succession planning	Monitored organization planning and development to ensure that it supports the long-term strategic plan (especially where the strategic plan identified growth opportunities) as well as supply chain and manufacturing, to ensure that Gildan has the capacity to respond effectively to rapidly evolving market conditions, including retention and labour issues

Reviewed and assessed the succession plans for the CEO and other senior executives with the Ad hoc succession planning committee

Human resources matters	Received regular updates from management on occupational health and safety performance to ensure that the culture of safety remains a high strategic priority

Received updates from management on strategic labour issues including regulatory developments, emerging labour trends, union activity, and collective bargaining matters in key locations

Reviewed Gildan’s processes to ensure there is a safe work environment for all employees free of any form of harassment or intimidation, as well as summaries of any sexual harassment issues and the Company’s response

Continued to review, assess, and foster progress on key human resources strategic plan initiatives, including Gildan’s DEI initiatives, employee engagement, and our organizational culture and wellness

Received regular reports on employee turnover

Regulatory and compensation governance

Continued to monitor and respond, as necessary, to regulatory and governance developments affecting executive compensation, including those released by proxy advisory firms and large institutional shareholders

Recommended a new clawback policy to the board for its review and approval

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	33

YEAR IN REVIEW

CORPORATE GOVERNANCE AND SOCIAL RESPONSIBILITY COMMITTEE

The Governance committee monitors Gildan’s corporate governance and practices, including the composition and performance of the board and its committees. The committee also monitors compliance with Gildan’s policies and practices relating to business ethics, bribery and corruption, as well as environmental and social responsibility matters, including climate change, labour, human rights, health and safety, and other sustainability issues.

Governance

•  All members of the Governance committee are independent (see page 42)

•  The Governance committee reviews the mandates of each board committee annually

•  The Governance committee sets aside time at every meeting to meet without management present

100% independent

MEMBERS

Maryse Bertrand[1] (chair)

Dhaval Buch

Marc Caira

Shirley E. Cunningham[1]

Charles M. Herington[1]

Craig A. Leavitt[1] (since Feb 10, 2024)

Anne Martin-Vachon

Chris Shackelton[2] (since Dec 17, 2023)

1  Retiring from the board effective May 1, 2024

2  Not standing for re-election at the meeting

Responsibilities and highlights of 2023 workplan

Composition and diversity of the board and committees	Reviewed the composition, skills, and diversity of the board to identify gaps and target specific expertise for board renewal strategy
Reviewed and revised the board’s skills matrix to ensure the composition will continue to be relevant to Gildan’s business and strategic objectives and to use in evaluating new director candidates

Director recruitment and onboarding	Directed the orientation of the new director appointed to the board in October 2023 following a targeted search for a director with financial and operational expertise, as well as the new director appointed in December 2023

Monitored the implementation and effectiveness of our mentorship program for new directors

Continued to conduct a robust process, aided by an independent search firm, to identify qualified potential director nominees as part of the board’s ongoing thoughtful and planned refreshment initiatives and in response to feedback received from shareholders and other stakeholders of the Company

Director education	Continued to enhance the director education program by identifying education opportunities at or between scheduled board and committee meetings that provide in-depth reviews of strategic/operational risks and activities

Corporate governance matters	Monitored Gildan’s corporate governance policies, practices, and disclosure and presented recommendations to the board
Continued to enhance reconfiguration of management information circular with emphasis on improving disclosures

Recommended for approval amendments to the corporate governance guidelines

Recommended a new clawback policy to the board for its review and approval

Recommended to the board for its review and approval a related party transaction policy formalizing the Governance committee’s role in their review and approval of related party transactions

Board effectiveness	Continued to monitor all recommendations from the 2021 review of board effectiveness with an external consultant, including the oversight of longer-term strategic planning (five- and ten-year visions), enhancing board education, and continuing to monitor progress on succession planning

Regulatory and compliance

Monitored regulatory developments in corporate governance as well as best practices

Received reports on compliance matters in fiscal 2023, including compliance with applicable laws, the code of ethics, and other key Company policies as well as the global compliance awareness training program

Oversaw privacy law compliance, including latest applicable privacy requirements in Canada and the U.S.

ESG matters	Monitored the implementation of Gildan’s Next Generation ESG strategy and overall approach to ESG disclosure and practices, including ESG reporting and alignment to TCFD

Received quarterly reports on Gildan’s corporate social responsibility program and initiatives

Monitored progress on climate-related goals (i) to improve operational efficiency, (ii) to reduce GHG emissions, and (iii) to reduce, reuse, and recycle water in our operations

Monitored the work leading to the annual publication of the 2023 Modern Slavery Report

Reviewed Gildan’s 2022 ESG report issued on August 16, 2023

Ethics and compliance	Received quarterly reports on Gildan’s ethics and compliance activities and programs, including any compliance risks or issues that were identified by management or through the whistleblowing procedures

Reviewed and approved updates to the Company’s whistleblowing policy

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	34

YEAR IN REVIEW

AD HOC SUCCESSION PLANNING COMMITTEE

In 2023, the board established the Ad hoc succession planning committee to oversee and make or recommend to the board decisions relating to or stemming from the CEO succession planning process, the CEO transition and related shareholders matters. The committee was created as the successor to a special working group of the board that was formed in 2022 for the same purpose.

Governance

•  Members of the Ad hoc succession planning committee included the outgoing Chair of the Board, the chairs of the three standing committees, and Craig A. Leavitt, who was appointed interim CEO

•  All members of the committee were independent upon their nomination within the meaning of the terms set out by the CSA’s Audit Committee Rules and the NYSE corporate governance standards

MEMBERS

Donald C. Berg (chair)[1]

Maryse Bertrand[1] (chair of the Governance committee)

Shirley E. Cunningham[1] (chair of the HR committee)

Luc Jobin[2] (chair of the Audit committee)

Craig A. Leavitt[1]

1  Retiring from the board effective May 1, 2024

2  Not standing for re-election at the meeting

•	All members of the committee were members of the special working group previously formed by the board

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	35

GOVERNANCE Our board of directors considers strong and transparent corporate governance practices to be an important factor in the overall success of Gildan and is committed to adopting and adhering to the highest standards in corporate governance. WHERE TO FIND IT 38 About the board 38 Structure and size 40 Diversity and independence 43 Key areas of focus for the board 47 Board assessment 48 Tenure and board renewal 49 Engagement and communications 50 Expectations of directors 50 Conduct 51 Serving on other boards 51 Attendance 52 Share ownership 53 Skills and development 57 Director compensation GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR 36

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	36

GOVERNANCE

Strong corporate governance is an important factor in our success.

The board considers strong and transparent corporate governance practices to be an important factor in the overall success of Gildan. It strives for continuous improvement in its corporate governance practices to maintain effective oversight of Gildan’s business affairs and management and to ensure the governance framework continues to meet regulatory requirements and reflect evolving best practices.

ADHERING TO HIGH GOVERNANCE STANDARDS

Gildan is a public company and our shares are traded on the TSX and NYSE. Gildan is committed to the highest standards in corporate governance and complies with applicable corporate governance guidelines and requirements in Canada and the United States, including the NYSE corporate governance standards that apply to us as a foreign private issuer registered with the SEC in the U.S.

Our corporate governance guidelines provide an overview of the principles, policies, and practices of the board. They are designed to ensure the independence of the board and its ability to effectively supervise management’s operation of the Company. You can find a copy of the corporate governance guidelines on our website (www.gildancorp.com).

Key practices

Independent board chair (page 39)	The Chair of the Board provides board leadership and is independent, which is important for the board’s ability to function independently of management and provide effective oversight

Independent directors (page 42)	All directors, except the President and CEO, are independent, and only independent directors may serve on standing board committees, which helps ensure they are strong independent advocates for the long-term interests of shareholders

Limited outside directorships (page 51)	Directors may serve on only four public company boards – all of our directors are within the limits aimed at ensuring adequate time for appropriate oversight

In camera meetings (page 52)	Independent directors meet without management at each board and committee meeting, and many special meetings also include an in camera meeting of directors

Director term limits (page 48)	Directors may not be nominated for re-election after reaching age 72 or 15 years of service, whichever is earlier, to ensure board renewal and maximize its effectiveness over the long term. Board and committee chair positions are also subject to term limits

Director share ownership requirements (page 52)	Each independent director is expected to meet our director share ownership requirements within five years of joining the board, aligning director interests with those of shareholders

Rigorous board assessment process (page 47)	A formal assessment process is undertaken every year to continuously improve the performance of the board and committees and a review of board, committee, and director effectiveness by independent advisors is conducted every three years

Board education and mentoring program (page 55)	New directors participate in a formal onboarding and mentorship program, and directors participate in a continuing education program to keep their skills and knowledge current for effective oversight

Board diversity policy (page 40)	Gender, age, ethnicity, and geographic background, along with experience and required skillsets, are considered when choosing qualified director candidates. We believe a diverse board is a business imperative and can best serve stakeholder interests and oversee our strategic direction to help us achieve strong long-term performance

President and CEO and senior executive succession planning (page 46)	The board annually reviews its management succession plan that includes the President and CEO and other senior executive officers

Code of ethics (page 50)	Our code of ethics applies to directors, officers, and employees and serves as a guide to Gildan’s operations and business practices throughout the world to ensure decisions are consistent with our core values and principles

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	37

GOVERNANCE

ABOUT THE BOARD

STRUCTURE AND SIZE

The board is responsible for the supervision of the management of Gildan’s business and affairs, with a view to the long-term interests of Gildan and its shareholders. The board has a duty of stewardship and monitors management’s performance and approves our corporate goals and objectives.

Board structure

The board is led by a non-executive, independent chair, which is important for providing board leadership and the board’s ability to function independently of management and provide effective oversight. On April 22, 2024, the Company announced that Tim Hodgson would be appointed as a Gildan director, and that it was expected that the new board as it will be constituted on May 1, 2024 will appoint Tim Hodgson as Chair of the Board effective May 1, 2024 following the retirement from the board of Mr. Donald C. Berg.

In addition to all matters which fall under the CBCA and other applicable legislation, rules, and regulations, and our articles and by-laws, the board also approves matters of policy and all proposed actions which are not in the ordinary course of operations, such as all material transactions.

The mandate of the board provides the framework for key governance items and outlines the board’s main responsibilities (see Appendix A beginning on page 97).

As discussed on page 31, the board has three standing committees to help it conduct its business and carry out its responsibilities as shown below. Each standing committee has a mandate that sets out its responsibilities and qualifications for membership, structure, and operations. The mandates are reviewed annually. In 2023, the board has also established the Ad hoc succession planning committee as shown below and described in detail beginning on page 35.

KEY THINGS TO NOTE

•  The board and each committee are chaired by an independent director

•  The board committees are currently entirely composed of independent directors

•  The board and each committee have a written mandate

•  The board and each standing committee meet quarterly at regularly scheduled meetings

•  The board and each committee have the knowledge, experience, and background required to fulfill their respective mandates

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	38

GOVERNANCE

The board and standing committees set out an annual workplan every year (see page 30). All board and committee meetings must have a majority of directors present for meetings to proceed. The Chair of the Board is not a member of any board standing committees and the board has an open committee format that encourages directors to attend all committee meetings, regardless of their membership, on a non-voting basis.

The board has also adopted formal position descriptions for the Chair of the Board, standing committee chairs, and the President and CEO as summarized below:

CHAIR OF THE BOARD

•	Manages the board and ensures that the board carries out its mandate effectively

•	Ensures the boundaries between board and management responsibilities are respected

•	Acts as a liaison between the board and management

•	Chairs all meetings of the board and oversees the conduct of the meetings

•	Works with the President and CEO

•	Provides leadership to enhance board effectiveness, ensuring that the board works as a cohesive group

•	Communicates with the board on important issues in between meetings

COMMITTEE CHAIRS

•	Manage their respective committee and ensure that it carries out its mandate effectively

•	Provide leadership to enhance the committee’s effectiveness

•	Ensure the committee discharges its duties and responsibilities

•	Report regularly to the board on the business of their committee

•	Make recommendations to the board as appropriate

PRESIDENT AND CEO

In conjunction with the management team, the President and CEO is responsible for the following:

•	Managing Gildan’s strategic and operational agenda

•	Executing the board’s decisions

•	Advising the board regularly on the results being achieved and presents alternative plans and strategies for approval, in keeping with evolving business conditions

•	Providing support to and ensuring development of the executive management team, including executive succession planning

The position descriptions and standing committee mandates are available on our website (www.gildancorp.com).

In performing their responsibilities, the board and committees may, subject to advising the Chair of the Board, engage external consultants for advice and assistance at Gildan’s expense. An individual director may also retain an outside advisor at Gildan’s expense, as long as it is approved by the Chair of the Board.

Board size and composition

Our articles require the board to have a minimum of five and a maximum of 12 directors (as determined by the board from time to time) and the mandate of the board requires a majority of directors must be independent (see page 42 for details about director independence).

The Governance committee is responsible for monitoring the size and composition of the board. It reviews the size and composition of the board and committees regularly with the board to promote continuity and efficient decision-making.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	39

GOVERNANCE

About majority voting

Ordinarily, under the recent CBCA voting requirements, each director nominee must receive a majority of votes for in order to be elected as a director. However, such requirement does not apply if, at a meeting of shareholders at which an election of directors is required, there is more than one candidate nominated for each position available on the board (a contested election of directors). In such circumstances, shareholders will be provided with the opportunity to vote for or withhold on the director nominees, as was the case prior to our 2023 annual meeting, and those director nominees with the highest number of votes are elected. As Browning West has indicated its intent to nominate eight nominees at the meeting, Gildan expects there will be a contested election of directors at the meeting. We will disclose the voting results on the election of each director promptly after the shareholder meeting on our website (www.gildancorp.com) as well as on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

The board revoked Gildan’s majority voting policy in 2023 as it was generally to the same effect as the new majority voting requirements under the CBCA.

DIVERSITY AND INDEPENDENCE

Board diversity

The board considers diversity to be an essential element of board effectiveness. A diverse board possesses a balance of skills, experience, and expertise and a diversity of perspectives that are relevant to Gildan’s business and strategic objectives. Moreover, in today’s highly competitive talent market, diversity is a business imperative that helps Gildan and its board attract and retain the brightest and most talented individuals.

When identifying potential director candidates, the board expects the Governance committee to consider the skills, experience, and expertise of a candidate, as well as the benefits of diversity and the needs of the board. As set out in our board diversity policy, diversity includes gender, sexual orientation, visible minority status, age, religious affiliation, ethnicity, ancestry, social status, and other personal characteristics. We seek out diverse candidates in all director searches. The board considers the optimal mix of skills and backgrounds to serve the interests of our stakeholders, support our diversity goals, and oversee Gildan’s strategic direction, and also takes into account broader societal and industry trends and issues.

The Governance committee reviews and monitors the implementation of the policy and reports the results to the board annually. In April 2022, the board committed to achieving at least 30% female representation on the board by our 2023 annual meeting of shareholders which we achieved (three of the 10 director nominees in 2023 were women). This commitment is further to the board’s prior stated objective in 2021 to have at least 30% representation of persons who self-identify as women, visible minorities, Aboriginal peoples (First Nations, Inuit, and Métis), and/or persons with disabilities, as well as to have representation on the board of at least one racially/ethnically diverse director.

Two of our three board committees are currently chaired by women and five of the 12 current directors of Gildan self-identify as a member of one of the designated groups as defined in the Canadian Employment Equity Act. The board currently has four directors (33%) who self-identify as women and one director (8%) who identifies as a visible minority. Additionally, one director (8%) self-identifies as of Hispanic or Latino origin and one director (8%) self-identifies as LGBTQ+. This results in 58% of our current board members representing at least one attribute of diversity. Of the 10 Gildan nominated directors, five (50%) self-identify as a member of one of the designated groups as defined in the Canadian Employment Equity Act, with four (40%) who self-identify as women and one (10%) who identifies as a visible minority.

The table below sets out the diversity of the board by the four designated groups as defined by the Canadian Employment Equity Act as of April 23, 2024:

(as at April 23, 2024)	Women	Visible minorities	Aboriginal peoples	Persons with disabilities
Number of directors	4	1	0	0
% of nominees	33%	8%	0%	0%

A copy of the board diversity policy is available on our website (www.gildancorp.com).

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	40

GOVERNANCE

Management diversity

As a global company with offices, operations, and employees across multiple regions worldwide, DEI stands as one of Gildan’s strategic priorities. We are steadfast in our commitment to foster a workplace environment where everyone feels a strong sense of belonging. As of December 31, 2023, female employees represented 43% of Gildan’s global workforce.

While Gildan has not set specific targets for the representation of women and other designated groups at the senior executive officer level due to the small size of this group, in early 2022 we set a goal of achieving gender parity at the director level and above by 2027. As of the end of fiscal 2023, we reached the high range of the interim target we had set for ourselves with 34.3% of gender parity.

We recognize that in order to achieve a better, more representative balance of women and other diverse candidates in executive officer positions, Gildan must ensure that it properly develops and recruits an appropriate talent pipeline. We are advancing our work in this area, and it is one of the Company’s strategic initiatives (see page 42).

To further support the achievement of our gender parity target, in May 2021, Gildan launched its Women in Leadership Program to bring together a group of talented women across Gildan for a comprehensive and engaging leadership development experience. The program aims to promote the advancement of women in leadership roles. This program seeks to bring together a diverse group of leaders from a variety of cultural backgrounds, age groups, tenures, and seniority levels. Participants are selected based on their job performance, leadership potential, engagement, communication skills, and their ambition to further grow in the organization. Since its inception, more than half of the program participants have either been promoted or offered lateral opportunities, enhancing their professional development.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	41

GOVERNANCE

About DEI at Gildan

Gildan is committed to DEI on the board and in the workplace. This includes a commitment to ensuring there are no systemic barriers or biases in the Company’s policies, practices, and procedures. Gildan’s diversity, equity, and inclusion policy encourages representation and participation of diverse groups of people at all levels of Gildan globally.

The Company updated the policy in 2021 to set out three clear objectives:

•	Formalize and systematize DEI through Company policies and procedures

•	Cultivate a DEI culture that promotes an inclusive environment through awareness-raising, learning initiatives, and tangible actions

•	Provide regular updates to reinforce accountability to commitments. The policy defines DEI as well as accountability structures, leadership expectations, and employee responsibilities.

Other strategic initiatives include partnering with diversity organizations, conducting comprehensive DEI training across the organization, benchmarking our current practices, and introducing sponsorship programs for high potential and diverse talent. While Gildan considers the level of representation of women and other members of designated groups in senior management positions when making appointments, and aims to promote and empower the advancement of women in leadership roles generally, senior management roles are filled without bias.

Building awareness

Every year we come together to highlight or celebrate a variety of important days and months such as International Women’s Day, Black History Month, Juneteenth, Hispanic Heritage Month, International Men’s Day, as well as other locally led initiatives for country specific celebrations to promote inclusion, raise awareness against bias, and take action for equality.

In 2023, Gildan rolled out a training program entitled Inspiring Respect: DEI at Gildan, an essential component of our ongoing efforts to promote DEI throughout Gildan’s locations. Leadership is pivotal in shaping the organizational culture and fostering an inclusive workplace.

Gildan also continued running Inclusion Insights, an internal series that raises awareness and provides tips on a variety of important topics related to DEI while Quarterly Insights has featured topics such as inclusive hiring practices, diversity and equity, men’s mental health, and food as a cultural bridge, representing our worldwide footprint.

Gildan is also incorporating succession planning strategies and talent acquisition best practices to advance DEI at Gildan. Every human resources process is reviewed through a DEI lens.

Measuring engagement

In 2023, we conducted two Global engagement and Inclusion surveys, one for hourly employees which had a 92% response rate, and one for salaried employees which had an 82% response rate. The surveys were designed to receive employee feedback on various aspects of employee experience, such as work culture, engagement, inclusion, manager relationship, and the work environment. Results were positive and indicated strong engagement and inclusive workplace scores for both groups.

Director independence

Director independence helps ensure our directors act in Gildan’s best interests.

Our board must have a majority of independent directors as set out in the mandate of the board. As noted earlier, all of this year’s nominated directors are independent, except for Vince Tyra as he is the President and CEO of Gildan.

Director independence is determined by the board based on the results of independence questionnaires completed by each director annually, as well as other factual circumstances reviewed on an ongoing basis.

DEFINING INDEPENDENCE

A director is independent if he or she meets the standards of independence established under applicable regulations. These include Section 303A.02 of the New York Stock Exchange Listed Company Manual, Section 301 of the Sarbanes-Oxley Act of 2002, and Section 1.2 of the CSA’s National Instrument 58-101 (Disclosure of Corporate Governance Practices).

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	42

GOVERNANCE

Avoiding conflicts of interest

All members of the board are committed to acting in Gildan’s best interests.

In accordance with our corporate governance guidelines, if a director has a material interest in a transaction involving Gildan, or otherwise identifies the existence of a potential conflict of interest, the director must declare the conflict, or potential conflict, at the beginning of the board or committee meeting, and then recuse themselves from any discussions of the matter or vote on the matter.

Related party transactions

In accordance with our related party transactions policy, directors must disclose their interest in any potential or existing related party transactions and the Governance committee will decide to approve, disapprove, or require that certain actions be taken in relation to the related party transaction to ensure that the terms of the transaction are at arm’s length, any value paid in the transaction represents fair market value, and that the transaction is in Gildan’s best interests. You can read more about the policy on page 44.

Changes in a director’s occupation

When a director’s principal occupation or business association changes substantially from the position he or she held when joining the board, in accordance with our corporate governance guidelines, the Governance committee will review the impact of the change and will make a recommendation to the board of any action to be taken, including requesting the director’s resignation.

KEY AREAS OF FOCUS FOR THE BOARD

The board oversees areas that are critical to Gildan’s long-term success.

Strategic planning

The board is actively engaged in our corporate strategy, overseeing the strategic planning process, and monitoring our progress in achieving our strategic objectives.

The board holds a special meeting with management every year to review Gildan’s annual and long-term strategic plans. This includes discussing and analyzing the main risks facing the business, overall industry trends and developments, and important strategic opportunities. It also sets aside time at each quarterly meeting to receive an update from management and to discuss the progress of Gildan’s annual and long-term strategic plans.

The breadth and depth of skills and experience on the board provide for constructive dialogue, healthy debate, added perspective, and an effective sounding board for management.

The board approves the annual objectives for the President and CEO and measures success against these objectives.

Risk oversight

We believe a business strategy should include sound risk management practices and the vision to see the opportunities within those risks. By understanding the most critical risks facing our business, including those related to ESG, we can proactively put in place systems to mitigate those risks while pursuing any opportunities they present, and foster a culture of risk and opportunity awareness across the Company.

The board provides risk oversight as a whole and through its committees based on our risk governance framework, which sets out specific policies and processes for the continuous assessment of risks to our business. These include risks related to our operations, finances, compliance, cybersecurity, strategy, and the environment, including climate change as well as political, social, and human rights risks. You can read more about each committee’s responsibilities beginning on page 31.

NEW IN 2023

The board recently adopted two new policies to enhance our risk governance and remain at the forefront of best practices:

•  a revised clawback policy to comply with the new NYSE listing standards on clawback of incentive-based compensation (see page 65)

•  a related party transaction policy to formalize the Governance committee’s work in mitigating risk and to support good governance (see page 44)

In 2023, we created a data privacy sub-committee which reports to our Information security committee and we also introduced new policies relating to privacy as part of our risk management.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	43

GOVERNANCE

Risk management

Gildan’s management team is responsible for the ongoing management of risk. Our risk management team conducts an annual assessment of our strategic and operating risks. The results are compiled into a registry that is used to develop and track mitigation strategies and key risk indicators. The results of this process are communicated to the board and to the senior executive management team.

Our Director, Enterprise Risk Management has responsibility for operational risk management. He oversees risk management, including the various mechanisms that monitor and report risks to the board, and reports to the Senior Vice President, Taxation, Sustainability and Government Affairs. Our Director, Internal Audit is the highest-ranking person charged with internal audit, and oversees the internal audit group and reports functionally to the chair of the Audit committee to ensure independence from management and administratively to the Executive Vice President, Chief Financial and Administrative Officer.

The following occurs under the board’s guidance and oversight:

•

Our Internal Audit group conducts periodic reviews to ensure that management has implemented robust compliance programs and procedures to mitigate risks, including those related to our social, environmental, and health and safety practices.

•	Our Social Compliance team supports this process and conducts compliance audits for our facilities and third-party contractors.

•	Our Legal and Compliance team provides training and oversees an annual recertification process of certain important policies.

•

Our Information Technology team conducts periodic cyber-risk mitigation exercises by completing awareness outreach, ransomware training, tabletop exercises, phishing tests, and external vulnerability scans.

•

A data privacy sub-committee, established in 2023, monitors and provides quarterly updates to Gildan’s Information Security Committee on relevant privacy regulatory developments and recommends processes and procedures to enhance the security and confidentiality of the personal information processed by or on behalf of Gildan. Internal audits of privacy policy compliance are now included as part of our audit plan.

•

A product safety sub-committee was also created in 2023 under Gildan’s Operational Compliance Committee to oversee Gildan’s product safety compliance programs and its product safety policies, and ensure compliance with applicable product safety laws and regulations.

•	Each operating unit, function, or department is also responsible for actively managing and monitoring its respective risks throughout the year.

Management updates the board annually on our ERM program and reviews quarterly updates on the key risks for each of our principal business units. A review of the main risks facing our business, overall industry trends and developments, and strategic opportunities are also discussed at the board’s annual strategic planning meeting with management.

Related party transactions

In 2023, the board adopted a related party transaction policy to formalize the review of related party transactions by the Governance committee to ensure that the terms of the transaction are at arm’s length, any value paid in the transaction represents fair market value, and that the transaction is in Gildan’s best interests. The policy sets out guidelines for identifying, reviewing, and approving transactions between Gildan and its related parties, in accordance with applicable law and disclosure standards.

The Governance committee is responsible for reviewing and approving any related party transaction (as defined under the policy). Following its review, the Governance committee will decide to approve, disapprove, or require that certain actions be taken in relation to the related party transaction.

You can find more information about risk management in our 2023 MD&A, our 2022 climate change disclosure report, and our 2022 ESG report and on our website (www.gildancorp.com).

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	44

GOVERNANCE

ESG oversight and focus

Gildan places a high priority on operating responsibly, ethically, and transparently. As our sustainability journey started earlier than most of our peers, Gildan already has a 20-year track record of implementing, measuring, monitoring, optimizing, and reporting on our ESG priorities and progress. As part of Gildan’s commitment to continuing to enhance our disclosure controls and improve our reporting methodology, we engaged a third-party to conduct limited assurance on select environmental and social performance indicators (KPIs).

ESG is one of the three key pillars of our overall business plan, the Gildan Sustainable Growth strategy, each of which work together with a view to support continued growth over the long-term. In addition, our vertically integrated business model drives our capacity expansion while helping us manage environmental, economic, and social risks to our business. ESG is pivotal to our ability to innovate, enabling both business growth and our ability to effectively respond to evolving societal expectations, regulations, and market fundamentals.

Our Next Generation ESG strategy and future targets announced in 2022 include our commitment of making meaningful advancements by 2030 in five key areas of focus: (i) climate, energy, and water; (ii) circularity; (iii) human capital management; (iv) long-term value creation; and (v) transparency and disclosure.

In addition to the validation by SBTi of our 2030 near-term emissions targets for Scopes 1 and 2, we have also established a new target of reducing Scope 3 emissions by 13.5% by 2030 from a 2019 base year, also validated by SBTi.

ESG is now integrated into the overall financial and operating performance review and considered in the context of the overall business. The ESG Steering Committee, co-chaired by our President and CEO and our Executive Vice President, Chief Financial and Administrative Officer, and comprised of executive and senior management, provides leadership and guidance in the development and implementation of our ESG strategy and goals and meets on a quarterly basis. Five working groups are chaired by senior leaders and made up of cross-functional representatives who support ESG strategy development and implementation. The Centre of Excellence for ESG serves as a facilitator and integrator of sustainability across Gildan and is led by our Senior Vice President, Taxation, Sustainability, and Governmental Affairs and our Vice-President, Global Social Compliance and Environmental Affairs, both of whom oversee matters relating to ESG governance across the Company.

The Governance committee is responsible for overseeing our ESG policies and practices, including those relating to the environment, labour and human rights, health and safety, community engagement and stakeholder relations, and other sustainability issues. It receives a comprehensive report on ESG matters at each quarterly meeting that highlights key developments, issues, and risks in these areas.

ESG reporting

Gildan published its first sustainability report in 2004. In 2008, we began reporting our ESG performance according to GRI standards and, in 2020, we disclosed our data aligned with the Sustainability Accounting Standards Board (SASB) standards. We have begun aligning our reporting with the TCFD. In 2021, we released our first climate change disclosure and, in 2022, we released our first stand-alone Climate Change Disclosure Report. We expect to be fully aligned with the TCFD recommendations on climate-related financial disclosures by 2025. In 2023, we aligned our ESG report with the Global Reporting Initiatives (GRI) Universal Standards and we continue to align with SASB. We also report in alignment with the relevant United Nations (UN) Sustainable Development Goals (SDGs), where we believe we have the greatest impact. We continually monitor and review changes to ESG standards and disclosure practices and legal requirements and will evolve our reporting accordingly.

You can read more information about our ESG program and accomplishments on our website and in our 2023 MD&A, our 2022 climate change disclosure report, and our 2022 ESG report. These documents are available on our website

(www.gildancorp.com).

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	45

GOVERNANCE

Succession planning

The board, through the HR committee and, in addition this year, through the Ad hoc succession planning committee, is responsible for succession planning.

The board maintains a comprehensive management succession plan that includes the President and CEO and other senior executives. The HR committee and the board review the succession plan at least once a year through a private session with the President and CEO. The President and CEO presents his succession plan as well as the succession plan for each of the executive officers. The board discusses the qualifications required for the key positions, the competencies, and development considerations for each potential successor candidate, and the performance of individual executives in their current roles to assess our readiness to fill potential vacancies with qualified people.

As a good governance practice, the board also maintains a contingency plan in the event something suddenly unexpected happens to the President and CEO, or other named executives. Similarly, the board has a succession plan for the Chair of the Board as well as for each committee chair.

Leadership development

Management uses an integrated approach to talent management and it has two core pillars – a competency framework that provides clear expectations for roles and performance aligned with Gildan’s needs and culture, and a performance management system that formalizes processes that drive business performance. This approach is designed to prevent siloed practices, support growing talent, and drive development towards our organizational objectives of increasing bench strength, readiness, and diversity, as well as ensuring robust succession plans for critical roles.

We recently formalized our succession planning process for key positions to help ensure business and leadership continuity. The competency framework introduced in 2022 focuses on five core competencies: Adaptability and resilience, Initiative and entrepreneurship, Teamwork and inclusion, Communication, and Work management. All networked employees have access to the Gildan Academy, our learning and development system aligned with our competency framework. In 2023, we evolved this process with the integration of an annual talent management calendar, providing consistency and visibility of the talent cycle and empowering each employee to take ownership of their development journey at Gildan.

For all leadership positions, we require a diverse candidate slate for both new hires and when identifying internal candidates through our succession planning process. We also provide training for our recruiters to help ensure inclusive hiring practices.

Leadership development programs across Gildan

•	ASPIRE – a new four-month, global senior leadership program designed to provide leaders with the knowledge and skills needed to respond to real-life challenges faced by senior management.

•

Leading the Gildan Way – a 10-month global leadership program that equips first-line managers with skills to effectively lead and inspire teams in a way that supports Gildan’s core values and code of conduct (see page 50). To date, more than 400 employees from eight countries have graduated from the program.

•

Gildan Genuine Training Leadership Certification program (Central America) – focuses on training supervisors on topics such as productivity, communication, coaching, feedback, conflict resolution, and decision-making.

•

School of Leadership – a five-module training program designed to help people in management-level positions such as supervisors, chiefs, and newly promoted leaders understand Gildan’s leadership expectations and reinforce our strong culture across the organization.

•

Women in Leadership program – a six-month program to promote the advancement of women in leadership roles by bringing together a diverse group of leaders from a variety of cultural backgrounds, age groups, tenures, and seniority levels. Participants are selected based on their job performance, leadership potential, engagement, communication skills, and high probability of retention (see page 41).

•	Internal leadership assessments to guide leaders in their development journey including 360-degree feedback and Hogan Leadership assessment.

•

Annual Global Nomination Campaign – new program for employees to submit nominations for a leadership program for the following year as part of our strategy to empower each employee to take ownership of their development journey at Gildan.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	46

GOVERNANCE

BOARD ASSESSMENT

The Governance committee is responsible for the board assessment process, a comprehensive process that involves assessing the performance and effectiveness of the board as a whole, the committees, committee chairs, and individual directors. The assessment is conducted annually by the Governance committee and every third year includes an external assessment conducted by a third party.

The board assessment has two parts: (i) questionnaires completed by individual directors, and (ii) one-on-one sessions with the Chair of the Board. Directors complete a series of board self-assessment questionnaires about a wide range of topics including the functioning of the board (meetings, agendas, board discussions, and board materials), board composition, governance practices, related party transactions, the board’s goals, as well as major board priorities such as Gildan’s strategic and operating plans, ESG strategy, reporting, and oversight, corporate performance assessment, risk, succession planning and organizational development, executive compensation, and capital allocation. Responses are collected and compiled by the Corporate Secretary team for the Chair of the Board who then meets with each director to have a candid conversation about board effectiveness and to provide individual feedback and discuss any areas for improvement.

The Governance committee prepares a summary presentation for the board, and the board and committee develop a plan for any follow-up items as necessary. The Governance committee oversees the implementation of any changes and updates the board quarterly.

As part of the three-year cycle, an external consultant was engaged in 2021 to perform a broader assessment. It reviewed the board’s processes and structure, composition, board and executive succession planning, and oversight of ESG matters, among other things, and benchmarked Gildan’s practices against industry peers and best-in-class companies. The consultant conducted a series of interviews with directors and management, analyzed the information, and presented their findings and results to the board in February 2022. They concluded that Gildan has a highly functioning board, identified a number of key board strengths across different categories, and concluded that the board has advanced governance practices. The consultant also identified a few areas where the board can further strengthen its practices and effectiveness. The board implemented recommendations from the third-party assessment over the course of 2022 with a view to continuously improve the performance and effectiveness of the board and committees. The board revised its self-assessment questionnaire following consideration of these recommendations and introduced the updated questionnaire in the 2022 self-assessment process, which was completed in December 2022. The board conducted another review of the questionnaire in 2023 and made some further refinements.

Every two years, the Chair of the Board conducts an outreach program to foster a strong relationship between the board and management and to ensure the flow of information, create alignment on strategic direction and monitor the corporate culture. In January and February of 2023, the Chair of the Board met with 45 members of management at the Vice-President level and above. The Chair of the Board reported the results of these meetings to the board in February 2023.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	47

GOVERNANCE

TENURE AND BOARD RENEWAL

Director term limits and retirement

The board recognizes the importance of renewal to maximize its effectiveness over the long term. Our policy requires a director to retire from the board at the next annual meeting of shareholders and not stand for re-election after reaching age 72 or 15 years of service on the board, whichever is earlier. The board has the discretion to grant an exception to this policy. Any decision to extend a director’s tenure is reviewed by the board on an annual basis.

The board also recognizes the importance of board and committee chair renewal to ensure board and committee effectiveness. Accordingly, the policy also provides that the board chair may serve for a term of five years, renewable for up to an additional five years at the discretion of the board. Committee chairs may serve for a term of five years, renewable for up to an additional three years at the discretion of the board.

Recruiting new directors

The Governance committee is responsible for developing the criteria and process for selecting directors. In addition to using a skills matrix as discussed below, the Governance committee seeks to ensure that all board members and candidates possess certain qualifications and attributes, such as personal and professional ethics and integrity, practical wisdom, senior executive leadership, strategic insight, and sound business judgment. Board members and candidates must be willing to devote the necessary time to carry out their duties and service on our board and express a willingness to represent Gildan’s best interests.

The committee uses a skills matrix to review the skillset of the board as a whole and to review the skills, competencies, and experience of director candidates. The skills matrix is based on the core expertise the board deems necessary to ensure Gildan’s success, create sustained value for shareholders, provide independent oversight of management, and help ensure board effectiveness. The skills matrix is reviewed regularly and was last updated in April 2024 to reflect the new directors’ skills and experience (see page 55).

The committee identifies qualified board candidates based on the board diversity policy, experience, any gaps in the skills matrix, and any upcoming director retirements. An independent search firm may be engaged to identify potential candidates to assist in the process. In the normal course, the Chair of the Board and the chairs of each committee meet with each director candidate to conduct a general assessment and discuss their interest and ability to devote the time required to serve on our board. Depending on the number of qualified candidates, a short list may be developed for presentation to the board and the most suitable candidate may be recommended for appointment to the board or nomination as a director at the next annual meeting of shareholders.

The Governance committee recommends to the board the director nominees for election at the next annual meeting. The committee can recommend the appointment of a new director to the board at other times during the year to fill a vacant seat or to add a new seat based on Gildan’s needs and the board’s profile. With the retirement of Russell Goodman at our 2023 annual meeting, the Governance committee conducted a search for director candidates with financial expertise and other appropriate operational experience to join the board. As a result of this process, Sharon Driscoll was appointed to the board on October 30, 2023, and as a member of the Audit committee and the HR committee. Chris Shackelton was appointed to the board on December 17, 2023, in connection with the Coliseum Support Agreement. In addition, as part of Gildan’s commitment to ongoing refreshment and in response to extensive shareholder feedback received, the Governance committee conducted a robust and thoughtful search process for director candidates, resulting in the announcement on April 22, 2024 of the appointment of each of Tim Hodgson, Lee Bird, Jane Craighead, Lynn Loewen, and Les Viner to the board effective May 1, 2024 and the retirement from the board of Donald C. Berg, Maryse Bertrand, Shirley Cunningham, Charles Herrington, and Craig Leavitt effective the same day. It is expected that the members of the reconstituted board that will be in place as of May 1, 2024 will also appoint Tim Hodgson to be Chair of the Board effective May 1, 2024. To facilitate a smooth transition process, the incoming directors were recently appointed as non-voting observers to the board.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	48

GOVERNANCE

Further, with Luc Jobin and Chris Shackelton not standing for re-election at this year’s annual meeting, the board, at the recommendation of the Governance committee, recommends that shareholders vote for the election of Karen Stuckey and J.P. Towner, who have been nominated by a shareholder, Browning West. As noted in the April 22, 2024 press release published by Gildan, the board, including through its advisors, requested to interview all of Browning West’s candidates, but that request was declined. It became clear to the board during its deliberations, through prior consideration of potential candidates for board refreshment, and feedback received from shareholders and other stakeholders of the Company, that Karen Stuckey and J.P. Towner would be additive to the board as Gildan pursues its growth agenda.

ENGAGEMENT AND COMMUNICATIONS

Shareholder engagement

The board recognizes the importance of having constructive dialogue with shareholders and engages directly and regularly with shareholders.

Our shareholder engagement policy outlines how the board may communicate with shareholders, how shareholders may communicate with the board, and which topics are appropriate for the board to address. From time to time, the Chair of the Board meets with institutional shareholders to discuss governance-related matters. The Chair of the Board determines which committee chairs or other directors will attend the meetings based on the topics to be discussed. Those directors will prepare a report on the meeting for the Governance committee.

The board encourages shareholders to attend the annual meetings because they are an important opportunity for shareholders to hear directly from management and to discuss performance, strategy, corporate governance, and other important matters. The Chair of the Board is available to respond to shareholder questions.

STAKEHOLDER ENGAGEMENT

Gildan proactively engages with a broad range of stakeholders to inform, discuss, listen, and learn, and takes this feedback and integrates into how we do business. We engage with stakeholder organizations on a wide range of topics including the environment, labour rights, social compliance, ESG, governance, among others. Our global stakeholder engagement policy outlines how we manage stakeholder engagement. You can read more about our stakeholder engagement in our 2022 ESG report on our website (www.gildancorp.com).

Contacting the board

Shareholders can initiate communications and provide feedback to the board at any time. They can contact the board through our Corporate Secretary:

By mail:	By e-mail:

Gildan Board of Directors	corporate.governance@gildan.com
Gildan Activewear Inc. 600 de Maisonneuve Boulevard West, 33rd floor
Montréal, Québec, Canada H3A 3J2

(Please mark the envelope Confidential)

Shareholders can ask to meet with the Chair of the Board, the chair of a board committee or an individual director. The Chair of the Board will consider the request in consultation with the chair of the Governance committee and the Corporate Secretary. You can find more information about meeting requests in our shareholder engagement policy on our website (www.gildancorp.com).

Shareholders can submit proposals to be considered at the next annual meeting of shareholders (see page 15 for details).

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	49

GOVERNANCE

EXPECTATIONS OF DIRECTORS

CONDUCT

We expect each director to act honestly and in good faith and in the best interests of Gildan.

We are committed to maintaining the highest ethical standards in all our operations and business practices worldwide. We understand that our conduct with fellow employees, customers, suppliers, and other stakeholders affects the integrity and credibility of Gildan, as well as our success. That’s why maintaining strong ethical business relationships and acting responsibly is important to us.

Our code of ethics reinforces this commitment to proper conduct and serves as a framework for our operations and business practices to help ensure our employees make decisions and actions are consistent with our core values and guiding principles. It applies to all Gildan directors, officers, and employees.

We understand that operating responsibly is critical to achieving our long-term goals. Our genuine commitment to operating ethical, safe, and sustainable manufacturing facilities influences every decision we make, down to the smallest detail. We take pride not only in the quality of our products but how they are made.

As a founding principle of Gildan’s DNA, our entrepreneurial spirit reflects our leadership’s passion to do more and continuously do better.

Throughout the entire organization, we have instilled a sense of ownership and accountability to continue to drive our future growth and success.

We value empowerment and teamwork everywhere we operate, because we know that when we roll up our sleeves and work together, nothing is beyond our reach. The pride that we have in every product we make and every life we touch can be seen through our commitment to our employees, customers, investors, and partners worldwide.

The code of ethics discusses conflicts of interest, integrity and confidentiality of corporate records and information, protection and use of corporate assets, employee relations, protection of human rights, health and safety, anti-corruption laws, insider trading, compliance with laws, and reporting of unethical or illegal behaviour.

Robust training

Employees participate in our code of conduct training program as well as compliance awareness training. Certain employees in supervisory positions or in non-supervisory positions with job functions that require an especially high standard of compliance must complete an annual certification process and all new employees are asked to read, acknowledge and certify that they will comply with the code when they join Gildan.

In 2023, 1,041 employees were asked to complete the annual compliance certification, with 1,031 employees completing the process. The remaining 10 employees were on approved leave and excused from the process. The Ethics and Compliance program is administered under the Vice-President, General Counsel and Corporate Secretary.

Our code of conduct encompasses the principles set forth by the International Labor Organization (ILO), the Fair Labor Association (FLA) and various other organizations. It asserts our position on a wide range of labour and business practices and openly communicates our commitment to employees, partners, and stakeholders to always act responsibly and sustainably.

Anyone who suspects a breach can speak to their supervisor, Human Resources, the Legal department, or a member of the Ethics and Fraud Compliance Committee, or they can send an e-mail to EthicsAndCompliance@gildan.com.

Our Ethics and Compliance Hotline allows employees and others to report a concern confidentially and anonymously. Reports

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	50

GOVERNANCE

are treated as confidential, consistent with local law. All reports are evaluated and addressed promptly and thoroughly. Anyone who reports or suspects a breach can make a report without fear of reprisal or retaliation if they are acting in good faith.

SERVING ON OTHER BOARDS

Limits on other directorships

We limit the number of public company directorships so our directors can devote the necessary time to fulfilling their roles and responsibilities on our board:

•	Directors may serve on a total of four public company boards, including Gildan

•	Directors who are chief executive officers or other executive officers of public companies should not hold more than two public company directorships, including Gildan

•	Gildan’s President and CEO may not hold more than two public company directorships, including Gildan

All of the Gildan nominated directors are within our limits for public company directorships.

Directors must advise the Chair of the Board and the chair of the Governance committee before accepting an invitation to serve on another public, private, or not-for-profit board. This allows the Governance committee to assess whether the director will continue to have the necessary time to meet their commitments to our board.

Members of the Audit committee are subject to additional requirements prohibiting them from serving simultaneously on the board and audit committees of more than three other public companies. If the board determines that this would impair the member’s service on our board, the board will require the situation to be resolved. If the board determines that simultaneous service does not impair the director’s ability to serve as a member of the Audit committee, it will provide the appropriate disclosure.

Serving together on other boards

The board limits interlocking directorships to maintain director independence and to avoid potential conflicts of interest. We do not allow directors to serve together on more than two other public company boards unless it is approved by the board. We do not have any public company board interlocks as of the date of this circular.

ATTENDANCE

We expect our directors to attend all board meetings, all of their committee meetings, and the annual shareholder meeting, and to make their best efforts to attend any special meetings.

Directors are required to attend a minimum of 75% of board and standing committee meetings held in a fiscal year. We set board and standing committee meeting dates at least two years in advance to optimize director attendance. The Governance committee may grant an exception to this requirement if there are extenuating circumstances that prevent a director from meeting the attendance requirement.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	51

GOVERNANCE

2023 Meeting attendance

	Board of directors	Audit committee	Governance committee	HR committee	Board and standing committee attendance	Working group/Ad hoc succession planning committee		Overall attendance
Donald C. Berg	15 of 15	—	—	—	100%	27 of 27		100%
Maryse Bertrand	15 of 15	4 of 4	6 of 6	5 of 5	100%	27 of 27		100%
Dhaval Buch	14 of 15	4 of 4	5 of 6	5 of 5	93%	—		93%
Marc Caira	15 of 15	4 of 4	6 of 6	5 of 5	100%	—		100%
Glenn J. Chamandy (until December 10, 2023)	5 of 5	—	—	—	100%	—		—
Shirley E. Cunningham	14 of 15	4 of 4	6 of 6	5 of 5	97%	21 of 27		87.5%
Sharon Driscoll (joined October 30, 2023)	9 of 9	1 of 1	3 of 3	2 of 2	100%	—		100%
Russell Goodman (retired May 4, 2023)	2 of 2	2 of 2	2 of 2	2 of 2	100%	—		100%
Charles M. Herington	15 of 15	4 of 4	6 of 6	5 of 5	100%	—		100%
Luc Jobin	13 of 15	4 of 4	6 of 6	5 of 5	93%	26 of 27		94.5%
Craig A. Leavitt	15 of 15	4 of 4	6 of 6	5 of 5	100%	25 of 25	[1]	100%
Christopher S. Shackelton (joined December 17, 2023)	1 of 1	—	—	—	100%	—		100%
Anne Martin-Vachon	15 of 15	4 of 4	6 of 6	5 of 5	100%	—		100%

1	Mr. Leavitt joined the working group at its third meeting.

In 2023, there were a total of six regular board meetings and nine special board meetings, including meetings of the independent directors only. The Audit committee had four regular meetings, the Governance committee had five regular meetings and one special meeting, and the HR committee had five regular meetings. Details of 2023 attendance by regular meeting and special meeting for each nominee are set out in the director profiles beginning on page 17.

Independent directors and in camera sessions

The independent directors meet separately without management present at each quarterly meeting.

Each board committee also holds separate sessions without management present at each quarterly meeting and most special committee meetings under the leadership of its committee chair.

In 2023, there were 33 in camera sessions held at meetings, including multiple sessions within one meeting, as follows: 19 in camera sessions of the board, four in camera sessions of the Audit committee, five in camera sessions of the HR committee, and five in camera sessions of the Governance committee.

SHARE OWNERSHIP

We expect directors to own Gildan equity to align with shareholder interests and to ensure directors are focused on our long-term success. Our director share ownership policy requires each director to hold at least six times the cash portion of the annual board retainer in Gildan equity within five years of joining the board. Gildan common shares and/or DSUs that directors receive as their equity retainer count towards meeting the requirement. Directors must maintain the required ownership during their director tenure and are prohibited from purchasing financial instruments designed to hedge, monetize, or offset a decrease in the market value of Gildan’s equity securities.

The table on the next page shows the total holdings of Gildan securities held by each director at the end of fiscal 2023. This includes Gildan shares directors may own beneficially. Mr. Goodman is not included in the table as he retired from the board on May 5, 2023.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	52

GOVERNANCE

	Common shares	DSUs	Total shares and DSUs	Total market value of common shares and DSUs[1]	As a multiple of 2023 director cash retainer	Meets share ownership requirements[4]
Donald C. Berg	6,400	90,595	96,995	$3,206,655	18x	yes
Maryse Bertrand	2,500	27,516	30,016	$992,329	11x	yes
Dhaval Buch	—	9,446	9,446	$312,285	3.5x	Has until February 2027 to meet the requirements
Marc Caira[2]	1,560	45,757	47,317	$1,564,300	17x	yes
Shirley E. Cunningham	—	55,457	55,457	$1,833,408	20x	yes
Sharon Driscoll (joined October 30, 2023)	—	1,349	1,349	$44,598	0.5x	Has until October 2028 to meet the requirements
Charles M. Herington[3]	5,200	45,757	50,957	$1,684,638	19x	yes
Luc Jobin	—	34,210	34,210	$1,130,983	13x	yes
Craig A. Leavitt	—	38,887	38,887	$1,285,604	14x	yes
Anne Martin-Vachon	2,000	61,668	63,668	$2,104,864	23x	yes

1

Calculated by multiplying the total number of common shares and DSUs held at fiscal year-end by the closing price of Gildan shares on the NYSE on December 29, 2023 ($33.06), the last trading day prior to fiscal year-end.

2	1,560 common shares are owned indirectly by Mr. Caira’s grandchild.
3	5,200 common shares are owned indirectly by The Charles Manuel Herington Living Trust.
4

Mr. Shackelton was appointed to the board on December 17, 2023 and is not standing for re-election at the meeting. See share ownership information most recently reported in the Schedule 13D/A filed with the SEC on April 23, 2024 by Coliseum Capital Management, LLC, Coliseum Capital, LLC, Coliseum Capital Partners, L.P., Coliseum Capital Co-Invest III, L.P., Adam Gray, and Christopher Shackelton.

SKILLS AND DEVELOPMENT

Board skills

The board represents a broad mix of qualifications, attributes, skills, and experience in areas that are important for the effective functioning of the board and proper oversight of our affairs and strategy. The board recognizes that having members with a broad and diverse mix of skills is critical to ensuring our long-term success.

All members of the board must have senior leadership experience. Collectively, the board possesses a wide variety of core business skills, industry-specific skills, and skills aligned with Gildan’s strategic objectives. These areas of expertise are intended to dovetail with general qualifications and attributes that the Governance committee seeks in all board members and candidates. Ms. Sharon Driscoll was appointed to the board in October 2023 and is standing for election to the board for the first time. She brings experience across finance and strategy in publicly traded and privately held retail and distribution environments and is deemed an audit committee financial expert according to the rules of the SEC and the listing requirements of the NYSE and as determined by the board.

Mr. Tim Hodgson was appointed to the board effective May 1, 2024 and is standing for election to the board for the first time. He has a long and distinguished leadership career in asset management, finance, as well as public service. Tim also possesses more than 15 years of board experience spanning several sectors.

Ms. Jane Craighead was appointed to the board effective May 1, 2024 and is standing for election to the board for the first time. She has over 20 years of experience with public company boards, first as executive management and then as an independent corporate director. Jane is skilled in finance and accounting, human resource management (including executive compensation), corporate governance, business strategy, and change management.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	53

GOVERNANCE

Mr. Lee Bird was appointed to the board effective May 1, 2024 and is standing for election to the board for the first time. He has deep leadership experience and relevant industry expertise, having held executive positions in multiple large consumer and retail companies, including apparel companies.

Ms. Lynn Loewen was appointed to the board effective May 1, 2024 and is standing for election to the board for the first time. She brings a wealth of valuable experience to the board, particularly in executive leadership, governance, risk management, finance, accounting, technology, and sustainability/ESG, in addition to possessing extensive board experience.

Mr. Les Viner was appointed to the board effective May 1, 2024 and is standing for election to the board for the first time. He is a lawyer, CPA, and a seasoned business leader, bringing to the board extensive experience in financial and strategic planning, change management, talent development, risk management, conflict resolution, business development, and transaction execution.

The skills matrix on the next page shows the skills we believe are key for an effective board of Gildan. The Governance committee regularly reviews the matrix to ensure each committee has the appropriate composition and to identify any gaps relative to Gildan’s needs and board renewal in the future. Five key skills are shown for each of our 10 Gildan nominated directors, but it is clear that many of our nominated directors possess a broader skills profile in addition to the five skills listed given their strong backgrounds.

Further, after thorough assessment of Karen Stuckey’s and J.P. Towner’s background and credentials, the board believes they each have the relevant experience and qualifications that will enhance the diverse set of skills of the 10 Gildan director nominees below. Specifically, the board’s assessment indicated that Ms. Stuckey and Mr. Towner will together add further industry specific skills and skills aligned with Gildan’s strategic initiatives.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	54

GOVERNANCE

Skills matrix		Timothy (Tim) Hodgson	Lewis L. (Lee) Bird III	Dhaval Buch	Marc Caira	Jane Craighead	Sharon Driscoll	Lynn Loewen	Anne Martin- Vachon	Vince Tyra	Les Viner
Core business skills

Strategy and risk management

Substantial experience setting the strategic direction and allocating the financial resources of a public company or large organization while simultaneously considering the impacts of potential financial and non-financial risks (for example, reputational, operational, environmental, cyber risk)

		•	•	•	•	•	•	•	•	•	•

	Accounting and financial	•				•	•	•			•
Financial acumen, experience or knowledge of accounting and financial reporting, corporate finance, and internal financial/accounting controls

	Human capital management and compensation	•	•		•	•	•		•		•
Experience in or knowledge of talent management, leadership continuity, succession planning, diversity, equity and inclusion, health and safety, compensation and employee benefit programs as well as an understanding of human resources principles

	Global growth and operations		•	•	•	•		•		•
Experience in growing operations in a large-scale organization in new and diverse business environments, cultures, and regulatory marketplaces to provide goods or services to customers around the world

	Corporate governance and regulatory	•				•	•				•
Experience in or knowledge of public policy, corporate governance principles, governmental affairs, regulatory, and compliance matters

	Digital and technology						•	•	•
Oversight experience or knowledge of information technology management and digital solutions, including cyber risk, data analytics, and the implementation and integration of forward-looking technology strategies to enhance business operations and processes

	Sales and marketing				•				•
Experience in sales, marketing, and advertising with particular emphasis on distributor and mass retail channels of distribution

Industry- specific skills	Manufacturing operations Experience in or knowledge of manufacturing processes, equipment, automation, and the maximization of productivity in the manufacture of goods and apparel			•	•					•

	Supply chain and distribution		•	•						•
Experience in or knowledge of supply chain management, sourcing, planning, raw materials, B2B distribution, and B2C distribution in the context of a large organization

Skills aligned with Gildan’s strategic initiatives

Environment and sustainability

Oversight experience or knowledge in the development of ESG strategies and initiatives, including circularity, in manufacturing, sustainable agriculture, socially responsible operations, as well as environmental and climate risks

		•		•				•			•

	Textile and apparel industry		•						•	•
Experience in or knowledge of fabrics or apparel, including product development, innovative technologies, increasing speed-to-market, driving operational efficiencies and reducing the environmental footprint of such operations

You can read more about each director’s background and experience in the profiles starting on page 17.

Director development

Orientation

The Governance committee is responsible for the director orientation and mentorship programs. Directors must be knowledgeable about Gildan’s business so they can be effective and make meaningful contributions to the board.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	55

GOVERNANCE

New directors receive an extensive package on Gildan that includes information about our strategic and operational business plans, operating performance, governance system, compliance program, and financial position. New directors also attend one-on-one orientation sessions with the President and CEO and other senior executives to develop a greater understanding of our business and operations. The committee chairs also meet with new directors to discuss board and committee priorities and expectations of individual directors.

New directors are assigned to a current director who serves as a mentor to offer ongoing guidance regarding the work of the board and committees and other matters.

Continuing education

Each year, the Governance committee creates a director education program for the fiscal year to ensure directors advance their knowledge of our business through regular presentations by senior management on Gildan’s business, financial matters, and operations as well as the industry overall. Directors also attend our annual strategic planning meeting, where they have the opportunity to review and discuss Gildan’s long-term strategic plan with senior management.

Additionally, directors gain a better understanding of Gildan’s operations first-hand by visiting various offices, facilities, and operations. They tour the facilities and receive presentations on a range of topics that are relevant to the local operations. Directors also participate in industry trade shows, which provide insight on the overall industry and Gildan’s key customers and competitors.

At the committee level, each committee chair ensures that continuing education topics are added to committee agendas from time to time throughout the year to cover areas critical to director knowledge, particularly in evolving subject areas. Directors are also encouraged to suggest topics for the director education program and the Governance committee canvasses directors from time to time to determine their training and education needs and interests and to arrange trips to Gildan’s facilities and operations. Management schedules presentations on these topics, including sessions with external consultants as appropriate. In 2023, our continuing education program focused on: capital markets, innovation, ESG, governance, taxation, risks including data privacy. The table below is a summary of the sessions held in fiscal 2023.

2023	Topic	Attendees
February	Capital markets	All directors
Capital return trends
• External Presenter - CIBC

May	Innovation and ESG	All directors
Manufacturing processes (including water management, energy, and textile overview)
• President, Manufacturing - Gildan
• Vice President, Project Engineering - Gildan

August	Risk and Governance	All directors
Data privacy
• External presenter - Norton Rose Fulbright

	Risk	All directors
Global minimum tax and other tax items
• Senior Vice-President, Taxation, Sustainability, and Governmental Affairs - Gildan

October	Risk	All directors
Geopolitical update
• External presenter

	Innovation	All directors
Barbados offsite - Update on markets and long-term demand, Innovation and Sales & Marketing Initiatives
• President, Sales, Marketing and Distribution - Gildan

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	56

GOVERNANCE

Directors have full access to our senior management and employees. The board encourages management to address the board in instances where a manager’s knowledge and expertise can enhance the board’s understanding of a particular issue.

Accordingly, in 2023, various members of management were invited to the board’s regularly scheduled meetings to present on topics of interest to the board or management.

DIRECTOR COMPENSATION

PHILOSOPHY AND APPROACH

Our director compensation program is designed to attract and retain highly qualified individuals to serve on the board and its committees, align the interests of directors with the long-term interests of our shareholders, and provide appropriate compensation for the risks and responsibilities associated with being a director on Gildan’s board. Directors receive a portion of their annual retainer in cash, and the balance as equity in the form of DSUs.

In addition, Mr. Leavitt received additional compensation for his role as Interim President and CEO. Including the regular board retainer, Mr. Leavitt received $475,000 per month for a minimum period of two months with 75% paid in cash and 25% in DSUs (see page 27).

Since 2022, we have a flat-fee structure for director compensation (see page 58).

The Governance committee reviews director compensation every two years. WTW assisted the Governance committee in the 2020 review. They also assisted the Governance committee in its 2022 review, which resulted in a modest increase of $10,000 to the annual director retainer through the equity retainer, starting in 2023. This change serves to close a small gap observed with the market. In 2023, the retainer for the chair of the Governance committee was increased from $20,000 to $30,000 in line with the retainer fees for the chairs of the other standing committees of the board. No changes were made to the compensation for the board chair.

Directors are reimbursed for travel and out-of-pocket expenses incurred while attending board and committee meetings. Members of the Ad hoc succession planning committee also receive attendance fees of $2,000 per meeting.

About DSUs

The board determines the equity portion of the annual retainer fee with consideration of the benchmarking data (see below) and with the objective of ensuring alignment with shareholder interests.

DSUs are notional units that track the value of Gildan common shares. DSUs are granted as of the last day of each fiscal quarter. We determine the number of units by dividing the dollar value by the average closing prices for our common shares on the NYSE for the five trading days immediately preceding the last day of each of fiscal quarter. DSUs are paid out in cash after a director retires from the board based on the average closing prices for our common shares on the NYSE for the five trading days immediately preceding the redemption date. Directors must redeem their DSUs by December 31 of the calendar year following the year in which they cease to be a director of the Company.

EQUITY RETAINERS

Paying directors an equity retainer aligns with shareholder interests and helps ensure directors are committed to our long-term success, while helping directors to meet our share ownership requirements (see page 52).

U.S. directors must elect, prior to each fiscal year, to receive payment of their DSUs either in the year after they cease to be a director of Gildan or in the calendar year following the year in which they cease to be a director of the Company. They may elect to receive the payment over the two years and determine the proportion of the payments, however, the election must be made prior to each fiscal year. These elections are irrevocable.

DSUs earn dividend equivalents at the same rate as cash dividends paid on our common shares. Additional DSUs are typically awarded each year in April, June, September, and December, consistent with the board’s dividend policy on declaring quarterly cash dividends on our common shares.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	57

GOVERNANCE

Benchmarking

We benchmark director compensation to stay competitive with the market and we generally target pay at or near the median of the same compensation comparator group we use to benchmark executive compensation. Our 2023 compensation comparator group consists of 17 companies and reflects the global character of Gildan’s operations and the markets where we compete for executive talent. Companies are selected based on three types of criteria: location and listing, financial metrics and size, and industry sector, unchanged from 2022 (see page 68).

Benchmarking is part of the Governance committee’s formal review of director compensation every two years. It retains an external consultant to assist in the review.

Director fee schedule

The table below shows our 2023 director fee schedule and the two previous fiscal years. Directors can elect to receive all or a portion of their cash retainer in DSUs to help them build their share ownership. The President and CEO does not receive director compensation as he receives executive compensation as Gildan’s President and CEO (see page 69).

	2023	2022	2021
Board chair cash retainer	$175,000	$175,000	$175,000
Board chair equity retainer (received as DSUs)	$210,000	$210,000	$180,000
Director cash retainer	$90,000	$90,000	$90,000
Director equity retainer (received as DSUs)	$155,000	$145,000	$120,000
Committee chair retainers
Audit and finance	$30,000	$30,000	$30,000
Compensation and human resources	$30,000	$30,000	$30,000
Corporate governance and social responsibility	$30,000	$20,000	$20,000
Committee member retainers
Audit and finance	$6,000	$6,000	$6,000
Compensation and human resources	$6,000	$6,000	$6,000
Corporate governance and social responsibility	$6,000	$6,000	$6,000
Ad hoc succession planning committee Meeting attendance fees[1]	$2,000 per meeting	—	—

1

With respect to meetings of the Ad hoc succession planning committee, for which no retainer is provided, a per meeting attendance fee is paid. There is no meeting attendance fee payable for board or standing committee meetings.

The board stopped granting options as part of director compensation in December 2001 and amended the LTIP in May 2006 to exclude outside directors as eligible participants.

See page 27 for the compensation paid to directors in fiscal 2023.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	58

EXECUTIVE COMPENSATION
Our executive compensation program is designed to attract, motivate, and retain high performing executives, encourage and reward superior performance, and align executives’ interests with those of our shareholders. This section discusses our pay for performance philosophy, compensation governance, our executive compensation program, and the decisions about executive pay.
WHERE TO FIND IT
60 2023 overview
63 Compensation discussion and analysis
63 Compensation governance
68 Philosophy and approach
71 Program components
72 2023 executive compensation
81 Share performance and cost of management ratios
83 2023 compensation details
83 Summary compensation table
85 Incentive plan awards
87 Equity incentive plan information
89 Retirement benefits
90 Termination and change of control
GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR 59

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	59

To our shareholders:

As discussed in the letter to shareholders of this circular, in 2023, Gildan announced a leadership change, with the appointment of Vince Tyra as President and CEO effective January 15, 2024 following the departure of Glenn J. Chamandy. Craig A. Leavitt, a member of the Gildan board since 2018, served as interim President and CEO.

The HR committee continued to actively review and oversee key human resources matters. This included the committee reviewing the Company’s performance on health and safety to ensure it continues to be a top priority, and monitoring human resources policies and practices, including employee engagement and DEI initiatives. Furthermore, to support Gildan’s Sustainable Growth strategy, the HR committee also oversaw the progress on filling key positions and implementing executive development programs.

EXECUTIVE COMPENSATION HIGHLIGHTS

In 2023, the HR committee continued to assess the performance of Gildan’s executive officers and make recommendations regarding executive compensation for the year. No significant changes were made to the compensation program in fiscal 2023, in light of adjustments that took effect starting in fiscal 2022.

Regarding variable compensation, although Gildan did not meet the STIP objectives on a full-year basis in 2023, the Company delivered strong sales of $3.195 billion despite a challenging macro-economic backdrop and finished the year with strong sales growth in the fourth quarter and closed the year with a healthy balance sheet. This translated into strong performance against the three-year financial objectives set in 2021 for the LTIP awards, with a payout at the top end of the range for the Revenue, Adjusted RONA average1, and Adjusted diluted EPS1 measures, generating a payout of 200% in February 2024 for the three-year performance period of fiscal 2021 to 2023.

Interim President and CEO compensation

Craig A. Leavitt was appointed Interim President and CEO on December 10, 2023 and served in this role until Vince Tyra took office on January 15, 2024. The committee considered the interim mandate and decided to compensate Mr. Leavitt through additional board fees as described under Director compensation beginning on page 57. Mr. Leavitt was not entitled to participate in the executive compensation program as described in the following pages.

Looking ahead

While no changes to the compensation program are planned for 2024, the HR committee, recognizing the impact of the announcement of the CEO transition, considered and adopted in early 2024 retention measures for senior executive officers and other key management employees. The retention measures took the form of objective-based RSUs for senior executive officers (see page 80).

The following section on executive compensation has been reviewed and approved by the HR committee and the board. We encourage you to take some time to read it, including the components of executive pay and the impact of performance on this

1

Adjusted RONA and Adjusted diluted EPS are non-GAAP financial measures or ratio. These measures or ratio are not recognized for financial statement presentation under GAAP, do not have any standardized meanings, may not be comparable to similar measures presented by other entities and should not be considered a substitute for, or superior to, GAAP measures. See About non-GAAP measures and ratios on page 100 and section 16 of our 2023 MD&A on our website (www.gildancorp.com) for more information.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	60

EXECUTIVE COMPENSATION

year’s compensation decisions. We are confident that Gildan’s compensation program reinforces the strong link between pay and performance, and aligns with shareholders’ interests.

As always, we welcome your feedback on our approach to executive compensation and our executive compensation decisions. We work diligently to ensure Gildan’s compensation policies and practices are sound, competitive, and appropriate for the Company and do not encourage excessive risk-taking. We respectfully ask that you cast your vote in favour of this year’s say-on-pay advisory vote.

Sincerely,

Shirley E. Cunningham (chair)

Sharon Driscoll

Charles M. Herington

Luc Jobin

Anne Martin-Vachon

Chris Shackelton

Compensation and human resources committee

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	61

EXECUTIVE COMPENSATION

A sound compensation program drives strong performance and creates sustained shareholder value.

The HR committee reviews Gildan’s compensation policies and practices to make sure our approach to compensation is sound, we are competitive with the market, and we do not encourage excessive risk-taking. Four principles underpin our executive compensation program:

1. PAY FOR PERFORMANCE	2. ALIGNMENT WITH SHAREHOLDER INTERESTS	3. EFFECTIVE GOVERNANCE	4. STRONG RISK MANAGEMENT POLICIES

Pay for performance

•	We aim to provide a good balance between fixed and variable pay to motivate superior performance

•	A significant portion of target pay is at risk but designed with a long-term view to discourage excessive risk-taking

•	Annual incentive awards are subject to the achievement of pre-established corporate and individual performance goals

•	Long-term incentive awards are equity based and are 100% performance based and do not offer minimum guaranteed payouts

Alignment with shareholder interests

•	Compensation is aligned to both corporate and individual performance, with an appropriate balance between short-term and long-term considerations

•	The President and CEO and other members of management can defer a portion of their annual short-term incentive into Non-treasury RSUs

•	The President and CEO and other senior executives must meet significant share ownership requirements

•	The President and CEO is required to maintain his share ownership for one year after he retires from Gildan

•	ESG goals were added to the strategic individual objectives under the short-term incentive

•	Relative TSR was added as a performance measure under the LTIP beginning in 2022

Effective governance

•	The HR committee of the board is qualified, experienced, and independent

•	The HR committee receives independent advice from an experienced, third-party compensation advisor

•	The compensation program is reviewed holistically every year to assess compensation risk

•	We hold an annual say-on-pay shareholder advisory vote on executive compensation

•	We benchmark our compensation program against a representative and relevant comparator group to make sure our program is appropriate and competitive with the market

•	We stress test and back test to ensure alignment between pay and performance, and to assess plan cost and affordability

•	The board has final approval on all executive compensation matters and has structured discretion to modify short and long-term incentive award outcomes, as necessary, to address unforeseen issues

Strong risk management policies

•	Payouts under the STIP are capped at two times target and PSUs are capped to two times the numbers of units held at the time of vesting, so as not to encourage excessive risk-taking

•	We do not re-price options or grant options at a discount

•	Hedging or monetizing of equity awards is strictly prohibited

•	Our clawback policy applies to incentive compensation and allows us to recoup incentive pay based on financial results that are subsequently restated due to fraud or misconduct

•	Perquisites are competitive with the market and are not excessive

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	62

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

COMPENSATION GOVERNANCE

The HR committee is composed of six independent members. It oversees Gildan’s human resources policies and practices including the appointment, compensation, and performance of executive officers, talent retention, and succession planning. The HR committee is also responsible for the oversight of risks related to compensation and employee health and safety matters at Gildan’s worldwide operations.

About the HR committee

One of the primary roles of the HR committee is to carry out the board’s overall responsibility for executive compensation at Gildan.

Under its mandate, the HR committee is responsible for monitoring the performance of executive officers, succession planning, and overall compensation. The HR committee recommends to the board the appointment of executive officers, including the terms and conditions of their appointment (or termination). It works with the President and CEO to set his objectives for the coming year and presents its recommendations to the board for review and approval. The HR committee also assesses the President and CEO’s performance and recommends his compensation to the board for review and approval.

The HR committee is responsible for developing a compensation philosophy and objectives that reward the creation of shareholder value while reflecting an appropriate balance between the short-term and longer-term performance of Gildan. As part of this process, it reviews our corporate performance and the performance of executive officers against targets and objectives that were established at the end of the previous fiscal year and recommends the short and long-term incentive compensation to the board for its review and approval.

The HR committee also oversees our human resources systems, policies, and compensation program design to ensure Gildan can attract, motivate, and retain executive talent who demonstrate high standards of integrity, competence, and performance. It oversees risk identification and risk management in relation to compensation policies and practices and, on an annual basis, identifies and assesses the risks associated with each component of each executive officer’s compensation.

The board believes that the HR committee has, and it is expected that the members of the HR committee that will be appointed by the reconstituted board that will be in place as of May 1, 2024 will continue to have, the knowledge, experience, and background required to fulfill its mandate.

Skills and experience
	Human capital management and compensation	Senior leadership	Strategy and risk management	Global growth and operations
Shirley E. Cunningham (chair until May 1, 2024)	•	•	•	•
Sharon Driscoll	•	•	•
Charles M. Herington (until May 1, 2024)	•	•	•	•
Luc Jobin[1]		•	•	•
Anne Martin-Vachon	•	•	•
Chris Shackelton[1]	•	•	•

1	Mr. Jobin and Mr. Shackelton will not be standing for re-election at this year’s annual meeting.

The HR committee follows a rigorous decision-making process for executive compensation:

•	The HR committee makes recommendations to the board about compensation matters such as corporate performance targets and weightings for the incentive plans

•	The HR committee reviews Gildan’s operating results and the individual performance of executive officers and recommends their short-term incentive and long-term incentive awards

•	The board has final approval on all executive compensation matters. The board has structured discretion to adjust executive pay decisions when appropriate and in exceptional circumstances

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	63

EXECUTIVE COMPENSATION

Managing compensation risk

We manage compensation risk from five perspectives to ensure a comprehensive approach to mitigating risk:

Strong board oversight (page 38)

The HR committee oversees compensation plans for executive-level positions, and monitors compensation- related risks annually

The board also has structured discretion to modify pay outcomes for the STIP and LTIP awards if it deems necessary to address potential unforeseen issues

Our clawback policy, which was amended in fiscal 2023 to comply with the new NYSE listing rules, allows us to recoup incentive compensation based on financial results that are subsequently restated

Core philosophy and balanced approach (page 68)

Our compensation policy is anchored at the median of an industry specific peer group

The comparator group consists of companies that are in a similar industry, or are comparable in size and complexity, and the markets in which we compete for executive talent

Our compensation program provides a balance of fixed and variable pay – variable compensation is at risk and represents a significant portion of the overall compensation package to motivate the achievement of superior performance, without encouraging excessive risk-taking behaviour

Performance is measured against pre-determined measures under our incentive plans – absolute performance measures and individual strategic objectives under the STIP and three relative performance measures for PSUs awarded under the LTIP (since fiscal 2022)

The majority of variable compensation is delivered through long-term incentives to discourage the executive team from achieving short-term unsustainable performance at the expense of future sustained performance

Our short-term incentive deferral program gives the named executives and other key employees the option to defer a portion of their STIP into Non-treasury RSUs, further aligning their interests with those of the shareholders and ensuring the achievement of future sustained performance

LTIP awards for the named executives are allocated 100% to PSUs to further motivate senior management to deliver superior performance as the value is not guaranteed

LTIP awards settled in Gildan common shares cannot be sold if an executive has not met their share ownership requirements and our executive share ownership policy requires the President and CEO to maintain his minimum share ownership requirement for one year after he retires from Gildan

The HR committee believes that the severance and change of control arrangements do not represent a significant risk that is likely to have a material adverse effect on Gildan

Sound plan design (page 71)	Payout ranges under both the STIP and LTIP have no minimum payout guarantees, and both have sufficient downside to penalize for poor performance, while having sufficient upside for outstanding performance, with a maximum payout opportunity to discourage excessive risk-taking

Plan cost is evaluated and sensitivity analyses are conducted on payout outcomes to ensure incentive plan affordability

Annual LTIP awards are subject to three-year vesting schedules, creating overlapping performance cycles that provide a hedge against excessive risk-taking, while also encouraging retention

Our anti-hedging policy mitigates the downside risk associated with share-based awards

Absolute and relative performance measures underpin incentive plans (page 71)

A rigorous process is undertaken when setting performance targets and ranges, and considers Gildan’s strategic plan and internal budgets with back testing analyses conducted accordingly

The STIP and LTIP incorporate components that provide a balanced mix of top and bottom-line performance measures

Individual strategic objectives under the STIP also provide line-of-sight to participants on their performance objectives

Strong operational oversight (page 62)

Compensation scheme and pay programs, including incentive plan outcomes, are holistically assessed every year to measure compensation-related risks, to ensure it is working as originally envisioned and make changes as necessary

Actual compensation paid is assessed every year by the HR committee with clear oversight rules and consideration is given to evaluating payout outcomes in relation to risk taken, overall business performance, and individual performance

In 2023, the HR committee reviewed the compensation policies and practices in the following areas: board oversight, compensation philosophy and approach, plan design, performance measures, and operational oversight. The committee did not identify any material risks that are likely to have a material adverse effect on Gildan. The compensation risk assessment was conducted under the supervision of WTW, the HR committee’s independent compensation consultant, using its risk assessment matrix.

You can read more about our governance practices beginning on page 36 and the HR committee on page 33.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	64

EXECUTIVE COMPENSATION

Key compensation risk policies

Clawbacks

Our clawback policy provides for mandatory clawback of incentive-based compensation from executive officers who received the compensation based on financial results that are subsequently restated.

The HR committee reviewed the policy in 2023 and updated it to comply with the NYSE listing standards on clawback of incentive-based compensation adopted pursuant to Rule 10D-1 of the U.S. Securities Exchange Act of 1934. The board approved the new policy on November 1, 2023, and it applies to any incentive-based compensation received on or after October 2, 2023.

Under the new policy, Gildan must require any executive officer and other persons holding specific functions under the NYSE listing standards (current or former) to repay to the Company or forfeit any erroneously received incentive-based compensation, awarded, or paid. This means the compensation based on, or originating from, a financial reporting measure that exceeds the amount of incentive-based compensation that would otherwise have been received had it been determined based on the restatement, which is calculated without regard to any taxes paid. The clawback period covers the three completed fiscal years immediately preceding the date the Company is required to, or instructed to, prepare a restatement, and requires recovery without regard to culpability.

In addition to the above recovery requirements and to the extent not already recovered, in the event that Gildan is required to prepare an accounting restatement due to material non-compliance with financial reporting requirements where the non-compliance results from fraud, error or misconduct, the board has the discretion to require each executive officer, who received cash-based or equity-based incentive compensation during the 36-month period immediately preceding the date of the notification to Gildan requiring the restatement of financial results, to repay and/or forfeit the amount that their incentive compensation for the relevant period exceeded the lower payment that would have been made based on the restated financial results.

The board can cancel awards, withhold payments, or take other actions as appropriate to recoup amounts from the named executives and other executive officers, unless the HR committee determines that it would be impracticable to recover the amounts, determined in line with the requirements of the NYSE listing standards.

Anti-hedging

Under our insider trading policy, executive officers, directors, and all other insiders are prohibited from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to monetize, hedge, or offset a decrease in the market value of equity securities granted to the executive officer, director, or other insider, as compensation or held directly or indirectly by the executive officer, director, or other insider.

Independent advice

The HR committee retains an external consultant to receive independent third-party advice on executive compensation. WTW has served as its independent compensation consultant since 2018. WTW assists the HR committee in benchmarking and determining compensation for the named executives and directors, as well as ensuring that the program components support Gildan’s performance and strategic goals. The committee is confident that the advice it receives from each of the individual executive compensation consultants at WTW is objective and not influenced by the relationship with Gildan.

The table below shows the fees paid to WTW for services provided in the last two fiscal years. All major services are pre-approved by the chair of the HR committee. WTW does not provide any other services to Gildan, does not provide any services to our directors or members or management, and does not work with any of our affiliates or subsidiaries.

	2023	2022
Executive compensation-related fees	$262,210	$217,336
For benchmarking and analysis of executive compensation, reviewing the compensation comparator group, and conducting a compensation risk assessment in fiscal 2023
All other fees	$53,500	$26,441

For completing the benchmarking of total direct compensation for certain vice president level positions across the organization in fiscal 2023 and purchases of certain standard surveys for our employment markets

Total	$315,710	$243,776

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	65

EXECUTIVE COMPENSATION

While the HR committee may receive external information and advice, all of the recommendations it makes to the board regarding decisions relating to executive compensation are the recommendations of the HR committee, and may reflect factors and considerations other than the information and recommendations provided by its external consultant.

The HR committee and WTW have also established the following policies and procedures as part of good governance:

•	The individual consultant does not receive incentive or other compensation based on the fees charged to Gildan for other services provided by WTW

•	The individual consultant is not responsible for selling other WTW services to Gildan

•	WTW’s professional standards prohibit the individual consultant from considering any other relationships they may have with Gildan in rendering his or her advice and recommendations

•	The HR committee has the sole authority to retain and terminate the individual consultant

•	The individual consultant has direct access to the HR committee without any intervention by management

•	The HR committee evaluates the quality and objectivity of the services provided by the individual consultant every year and decides whether to continue to retain the individual consultant

•	The HR committee has adopted protocols governing if and when the individual consultant’s advice and recommendations can be shared with management.

The HR committee must pre-approve any management requests for services by WTW (or its affiliates).

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	66

EXECUTIVE COMPENSATION

2023 Named executives (as at December 31, 2023)

Craig A. Leavitt
Interim President and Chief Executive Officer (Interim President and CEO)

Craig A. Leavitt became Interim President and CEO effective December 10, 2023 after Glenn J. Chamandy ceased to be President and CEO, and served in this role until the current President and CEO, Vince Tyra, took office on January 15, 2024. Mr. Leavitt served on the Gildan board since May 2018 until his resignation from the board effective May 1, 2024. Mr. Leavitt has had a career as a business leader in the retail and fashion sector that spans over 30 years. He most recently served as Chief Executive Officer of Kate Spade & Company, a designer and marketer of fashion accessories and apparel, from 2014 to 2017, where he oversaw all aspects of the Kate Spade New York and Jack Spade businesses and was a member of Kate Spade’s board of directors. Mr. Leavitt led the successful $2.4 billion divestiture of Kate Spade & Company to Coach, Inc. in 2017 and integrated his team into the new company. Previously, Mr. Leavitt was President of Global Retail at Link Theory Holdings. He also spent several years at Diesel, an Italian retail clothing company, and 16 years at Polo Ralph Lauren.

Rhodri J. Harries
Executive Vice-President, Chief Financial and Administrative Officer (CFAO)

Rhodri J. Harries joined Gildan in August 2015 as Executive Vice-President, Chief Financial and Administrative Officer. Prior to joining Gildan, Mr. Harries served as the Chief Financial Officer of Rio Tinto Alcan from 2014, and previously he held the position of Chief Commercial Officer from 2009 to 2013. Mr. Harries joined Alcan in Montréal in 2004 as the Vice President and Corporate Treasurer and remained with the company following its acquisition by Rio Tinto in 2007. Prior to joining Alcan, Mr. Harries spent 15 years in North America, Asia and Europe with General Motors, where he held successive positions of increasing responsibility in finance and business development. He is accountable for Gildan’s financial management and also oversees corporate development and corporate affairs, and information technology. He is also currently on the board of Stella-Jones Inc. and The CSL Group Inc., a private company.

Benito A. Masi
President, Manufacturing

Benito A. Masi has been involved in apparel manufacturing in North America for over 30 years. As President, Manufacturing, Mr. Masi is responsible for the strategic and operational performance of Gildan’s worldwide manufacturing facilities and supply chain. He joined Gildan in 1986 and has since held various positions within the Company. He was appointed Vice-President, Apparel Manufacturing in February 2001. In August 2004, he was appointed Executive Vice-President, Apparel Manufacturing and his title was changed to Executive Vice-President, Manufacturing in January 2005. Mr. Masi’s title was subsequently changed to President, Manufacturing.

Chuck J. Ward
President, Sales Marketing and Distribution

Chuck J. Ward joined Gildan in April 2011 as part of the acquisition of GoldToe Moretz Holdings Corp., where he served as Executive Vice President and Chief Financial Officer. Upon joining Gildan, Mr. Ward served as Vice President, Integration leading the integration of GoldToe into Gildan. In 2012, Mr. Ward was appointed Senior Vice President, Yarn Spinning and was responsible for leading the strategic development and operations of Gildan’s yarn spinning facilities. In 2020, Mr. Ward was appointed to the role of Senior Vice-President, North America where he was responsible for sales, distribution, and planning for the North American market. In March 2021, Mr. Ward was appointed to the role of President, Sales, Marketing and Distribution, where he assumed global responsibility for sales and sales strategy, marketing, planning, and distribution.

Arun D. Bajaj
Executive Vice-President, Chief Human Resources Officer (CHRO) and Legal Affairs
Arun D. Bajaj joined Gildan in October 2019 as Chief Human Resources Officer and was appointed to his current role in March 2021. As Executive Vice-President, CHRO and Legal Affairs, he leads Gildan’s global human resources function and oversees legal affairs and communications. Mr. Bajaj has over 28 years of extensive experience in both functions. Prior to joining Gildan, Mr. Bajaj was Senior Vice-President, Chief Human Resources Officer at Renault-Nissan-Mitsubishi Alliance. He also held several positions in Canada, the US and Asia with the Nissan Motor Corporation. During his career at Nissan, Mr. Bajaj held human resources leadership roles of increasing responsibility with an emphasis on global talent management. Prior to working in human resources at Nissan, he held the role of General Counsel, Nissan Canada, following eight years in legal roles at the Ford Motor Company, based in Oakville, Ontario. He is a member of the board of directors of Cogeco Inc. and currently serves as chair of its Compensation and Human Resource Committee. Mr. Bajaj is also a member of the Board of Governors of McGill University.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	67

EXECUTIVE COMPENSATION

PHILOSOPHY AND APPROACH

Our executive compensation program, which comprises base salary, short and long-term variable compensation, and benefits, is designed to:

•	attract, motivate, and retain high performing executives with experience in a global business environment

•	encourage and reward superior performance

•	align executives’ interests with those of our shareholders.

The program has three core aspects to focus on achieving immediate business goals while ensuring a foundation for long-term success:

MARKET-DRIVEN APPROACH TO TOTAL COMPENSATION	PAY-FOR-PERFORMANCE AND ALIGNMENT WITH SHAREHOLDER INTERESTS	APPROPRIATE INCENTIVE COMPENSATION

Provides the opportunity for total compensation that is competitive with the market, specifically similar positions and roles at North American companies in our compensation comparator group	Ensures that a significant proportion of executive compensation is at risk and linked to performance through our incentive plans. We also require that executives meet or exceed our share ownership requirements	Provides executives with an annual cash incentive and long-term equity-based incentive compensation to drive the execution of strong short-term and long-term results

Benchmarking

We benchmark our compensation program and pay levels to validate our program design and make sure we stay competitive with the market and companies we compete with for executive talent.

Our compensation policy is anchored at the median of a comparator group specific to our industry. Current compensation levels are generally in line with this policy and are re-adjusted whenever necessary. Individual compensation may be positioned above or below the market median based on performance, tenure, and retention considerations, among other things. The HR committee may also consider additional benchmarks and trend reports, as deemed relevant, as part of their analysis and decision-making.

About the compensation comparator group

We compare our compensation program against other publicly traded companies that are similar to Gildan in terms of size, business complexity, geographic scope, and other factors, including the fact that over 96% of Gildan’s business is derived outside of Canada. Companies are selected based on three types of criteria:

Location and listing Headquartered in North America and listed on a Canadian or U.S. stock exchange	+	Financial metrics and size Have revenue, market capitalization, enterprise value, and net income generally in a range of 50% to 200% of Gildan	+

Industry sector

Operate in the Apparel, Accessories & Luxury Goods sector (GICS sub-industry classification) and companies from other classifications, such as consumer products, that have customers and business models similar to Gildan

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	68

EXECUTIVE COMPENSATION

Our 2023 compensation comparator group is unchanged from 2022 and consists of 17 companies that collectively reflect the global character of Gildan’s operations and the markets where we compete for executive talent:

Capri Holdings Limited

Carter’s Inc.

Columbia Sportswear Co.

Deckers Outdoor Corporation

Edgewell Personal Care Company

Hanesbrands Inc.

Kontoor Brands Inc.

Levi Strauss & Co.

lululemon athletica inc.

Mattel, Inc.

Phillips Van Heusen Corp.

Ralph Lauren Corp.

Skechers USA, Inc.

Spectrum Brands Holdings, Inc.

Tapestry, Inc.

Under Armour, Inc.

Wolverine World Wide Inc.

The table below compares Gildan to the compensation comparator group using various financial data. The financial data is as at December 31, 2023 for both the compensation comparator group and Gildan, other than revenue and net income/loss, which are for the 12-month period preceding these dates.

($ millions)	Location	Primary industry sector	Revenue (preceding 12 months)	Market capitalization (as at Dec. 31, 2023)	Enterprise value (as at Dec. 31, 2023)	Net income/loss (preceding 12 months)
Gildan	Canada	Textiles and apparel	$3,195	$5,653	$6,655	$534
Compensation comparator group median	North America	Apparel, accessories and luxury goods	$5,441	$5,839	$8,381	$251

Source: Capital IQ.

The HR committee periodically reviews the compensation comparator group. In 2023, the HR committee conducted a review, with assistance from WTW, and concluded no changes were required.

Compensation mix

Executive compensation is made up of fixed and variable pay and a substantial majority of executive compensation is at risk in the form of PSUs. Striking an appropriate balance of short and long-term incentive pay aligns with shareholder interests and focuses the executive team on achieving immediate business goals, while also ensuring a strong foundation for long-term success. The incentive structure is designed for executives to earn more if Gildan performs well and less if it does not. The graphs below show the target compensation mix for the President and CEO and the average for other named executives. In fiscal 2023, variable pay accounted for 87% of the President and CEO’s total compensation compared to an average of 72% for the other named executives.

Executive share ownership

We require our executives to own Gildan equity to align their interests with those of our shareholders.

Under our executive share ownership policy, executives have five years to meet their share ownership requirements and must maintain compliance while employed with Gildan. They cannot sell any common shares acquired under the LTIP until they have met their share ownership requirement, except as required to cover the tax liability associated with the vesting of RSUs. The President and CEO is required to maintain his minimum share ownership requirement for one year after he retires from Gildan. The table below shows our share ownership requirements for our named executives:

Multiple of base salary
President and CEO	6x
Executive Vice-Presidents and Divisional Presidents	3x

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	69

EXECUTIVE COMPENSATION

Executives can include common shares they own (directly, indirectly, or through contributions under the employee share purchase plan) and unvested RSUs towards meeting share ownership requirements, regardless of whether the unvested RSUs are time based or performance based. PSUs are counted at target (100%), the same as time-based RSUs. The inclusion of unvested PSUs towards meeting our share ownership requirements is warranted as Gildan has implemented a shareholder friendly annual LTIP mix which is tilted entirely towards performance-based compensation (100% PSUs) over time-based compensation. Without the inclusion of PSUs, Gildan’s executives would not likely be in a position to meet share ownership requirements with net shares within a reasonable timeframe unless they had accumulated, and continued to hold, substantial holdings of Gildan common shares in prior fiscal years, which may not be applicable for executives who were recently promoted or hired. Such a requirement would severely limit Gildan’s ability to attract and retain executive talent.

The table below sets out the total Gildan securities held by each named executive and whether they complied with our share ownership guidelines at the end of fiscal 2023, as well as their total share ownership excluding PSUs. We value share ownership on the last trading day of each fiscal year and use the base salary in effect as of that date to assess compliance.

Craig A. Leavitt, who served as Interim President and CEO from December 10, 2023 to January 15, 2024, remained covered by our director share ownership guidelines and is therefore not included in the table below. You can read about his share ownership on page 53.

	Rhodri J. Harries	Benito A. Masi	Chuck J. Ward[1]	Arun D. Bajaj[1]
Common shares	253,723	233,452	21,462	20,941
Market value of common shares	$8,383,267	$7,713,482	$709,120	$691,906
Unvested RSUs (time-based)	16,846	13,014	11,948	20,606
Market value of unvested RSUs (time-based)	$556,608	$429,995	$394,774	$680,842
Unvested RSUs (performance-based or PSUs)	193,358	119,493	96,078	66,063
Market value of unvested RSUs (performance-based or PSUs)	$6,388,738	$3,948,166	$3,174,511	$2,182,786
Total common shares and RSUs	463,927	365,959	129,488	107,610
Total market value of common shares and RSUs	$15,328,613	$12,091,643	$4,278,405	$3,555,535
Total ownership (as a multiple of base salary)[2]	17.89	18.27	6.58	6.46
Ownership requirement (as a multiple of base salary)	3x	3x	3x	3x
Ownership requirement	$2,570,880	$1,986,006	$1,950,000	$1,650,000
Complies with Gildan’s share ownership guidelines	Yes	Yes	Yes	Yes
Total market value of common shares and RSUs, excluding PSUs	$8,939,876	$8,143,478	$1,103,894	$1,372,749
As a multiple of base salary	10.43	12.30	1.70	2.50

1	Mr. Ward and Mr. Bajaj are still within their five-year period to achieve their share ownership requirements.
2

Calculated by multiplying the total number of common shares and unvested RSUs held at fiscal year-end, multiplied by C$43.70, the higher of either the weighted average closing prices of Gildan common shares on the TSX for the five trading days preceding the date of the calculation or the three-year average market price of our common shares on the TSX, converted to US dollars using the Bank of Canada closing rate of 1.3226 as at December 29, 2023. Amounts include unvested Treasury RSUs, Non-treasury RSUs, and PSUs calculated at target (100%).

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	70

EXECUTIVE COMPENSATION

PROGRAM COMPONENTS

Our executive compensation program consists of fixed and variable pay and benefits. Variable pay includes an annual cash incentive and a long-term equity-based incentive. All elements are designed to work in concert to maximize corporate and individual performance.

	Component	Key features	Form	Objectives	Criteria	Risk-mitigating elements
Fixed	Base salary (see page 72)	Fixed pay One-year performance period	Cash	Attract and retain top talent Recognize the level of responsibility, individual experience, and contribution to Company performance	Individual contribution and performance External benchmarking against a compensation comparator group	Use of external consultant and compensation comparator group analysis

Variable	Short-term incentive (see page 73)	Annual award for achievement of performance-based objectives One-year performance period	Cash	Motivate executives to attain and exceed Gildan’s annual goals and financial targets	Corporate performance assessed using two equally weighted financial measures (Revenue and Adjusted diluted EPS1) Achievement of individual strategic objectives, including specific ESG goals	Award capped at two-times target Use of external consultant and peer group analysis Subject to the clawback policy[2]

	Short-term incentive deferral program (see page 75)	Participants can elect to defer up to 25% of their annual incentive payout with Company match at vesting in the form of additional equity Cliff vests after two years and nine months	Non-treasury RSUs that vest after two years and nine months	Support retention by ensuring competitiveness Alignment to shareholders interests	Time-based vesting	Payout value tied to Gildan share price at end of vesting period Company match is paid if participant still employed at end of the vesting period Subject to the clawback policy[2]

	Long-term incentive (see page 76)	Annual grants cliff vest at the end of three-year vesting period PSUs vest upon meeting performance criteria	PSUs	Motivate executives to create value that exceeds targets Foster retention Align management and shareholder interests	Vesting based on relative performance: • Relative revenue • Relative return on net assets[1] • Relative TSR All three PSU measures were introduced in 2022	PSUs have multiple measures, payout value tied to Gildan share price at end of vesting period Use of external consultant and peer group analysis Subject to the clawback policy[2]

			Non-treasury RSUs	Foster retention Align management and shareholder interests	Time-based vesting	Payout value tied to Gildan share price at end of vesting period Subject to the clawback policy[2]

Benefits	Executive benefits and perquisites	Healthcare, disability, and life insurance benefits Annual perquisite allowance	Group or individual coverage Annual allowance	Provide proper protection Support retention by ensuring competitiveness	Coverage and total value of perquisites based on market data, competitive with equivalent positions in comparable North American organizations	Perquisite value limited by annual allowance (any unused balance at the end of the year is paid out in cash)

	Retirement benefits	Defined contribution plans (RRSP/DPSP in Canada, 401(k) in the U.S.) Supplemental executive retirement plan (SERP)	Cash payments following retirement	Provide for retirement Support retention by ensuring competitiveness	Contribution levels based on market data	All plans are defined- contribution based

1	This is a non-GAAP financial measure or ratio (see page 94).
2	Amount of variable compensation subject to the clawback policy is contingent on whether the compensation was calculated based on financial measures or not, and the nature of the restatement.

Special long-term incentive awards

Treasury RSUs, options, and SARs are generally used for one-time awards to attract talented candidates or for retention purposes. All Treasury RSUs awarded since 2018 cliff vest based on time. There were no SARs outstanding as at December 31, 2023.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	71

EXECUTIVE COMPENSATION

2023 EXECUTIVE COMPENSATION

Base salary

Base salaries recognize the level of responsibility, experience, and contribution an individual brings to Gildan’s performance. We generally target the median of the compensation comparator group to attract and retain our executive talent. Individual salary recommendations are based on a competitive assessment, economic outlook, performance, and retention.

The HR committee regularly reviews individual executive salaries and makes adjustments to reflect individual performance, competencies, responsibilities, leadership, and experience and to stay competitive with the market. It also considers the executive’s value to the Company and retention risk.

The HR committee reviews salaries of the named executives annually in accordance with Gildan’s policies, working with WTW to compare salaries to similar positions at companies in the compensation comparator group. Salaries of the named executives were adjusted as of February 21, 2023 as part of the Company-wide annual salary review process. The table below shows the base salaries for each named executive for fiscal 2023 compared to fiscal 2022:

	2023 (as of February 21, 2023)	2022 (as of February 22, 2022)	% change
Craig A. Leavitt[1]	n/a	n/a	n/a
Glenn J. Chamandy[2]	$1,250,000	$1,250,000	—
Rhodri J. Harries	$856,960	$824,000	4%
Benito A. Masi	$662,002	$636,540	4%
Chuck J. Ward	$650,000	$625,000	4%
Arun D. Bajaj	$550,000	$489,250	12.4%

1	Mr. Leavitt was appointed Interim President and CEO effective December 10, 2023 and was compensated in the form of additional board fees (see page 27).
2	Mr. Chamandy was terminated as President and CEO effective December 10, 2023.

The board, on the recommendation of the HR committee, increased Mr. Bajaj’s base salary in 2023 in recognition of the increasing scope and importance of his role within the organization and upon review of the market positioning of his compensation compared to roles with similar levels of responsibilities in the compensation comparator group. For 2023, the HR committee had decided not to increase Mr. Chamandy’s base salary, electing instead to increase his annual target LTIP award from 505% to 600% of base salary, to bring his target compensation in line with the median of the compensation comparator group. This increase had been intended to maintain competitive market positioning, while fostering Gildan’s emphasis on at-risk compensation which aligns with shareholder interests.

For fiscal 2024, following the HR committee’s review of Gildan’s market position in comparison to the compensation comparator group for each element of compensation in consultation with WTW, the HR committee decided to increase the base salaries of:

•	Mr. Harries and Mr. Masi by 3.5%

•	Mr. Ward by 11.5% to bring his salary closer to the median of the comparator group

•

Mr. Bajaj by 18.2% to account for additional responsibilities and to bring his salary to the median of the compensation comparator group, in line with market positioning for the Company’s other named executives.

The table below shows the base salaries the HR committee approved for each named executive for fiscal 2024, compared to fiscal 2023:

	2024 (as of February 20, 2024)		2023 (as of February 21, 2023)	% change
Craig A. Leavitt[1]	n/a	[1]	n/a	n/a
Rhodri J. Harries	$886,954		$856,960	3.5%
Benito A. Masi	$685,172		$662,002	3.5%
Chuck J. Ward	$725,000		$650,000	11.5%
Arun D. Bajaj	$650,000		$550,000	18.2%

1	Mr. Leavitt was appointed Interim President and CEO effective December 10, 2023 and served in the role until January 15, 2024 (see page 60).

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	72

EXECUTIVE COMPENSATION

Short-term incentive

Our STIP, also known as SCORES, is an annual cash incentive based on the weighted and collective achievements of performance-based corporate financial objectives (80% weighting) and individual strategic objectives (20% weighting) set for the year.

The achievement of ESG goals were added to the strategic objectives for the named executives beginning in 2022. See page 75 for details about the 2023 strategic performance assessment.

The STIP is designed to enhance the link between pay and performance, align the financial interests and motivations of our executives with Gildan’s annual financial performance and returns, and motivate our people to work towards common annual performance objectives. As such, it is designed to provide an annual cash bonus that is greater than the median of the compensation comparator group if we achieve superior performance and returns that exceed our target objectives, and conversely, to provide an annual cash bonus below the median if we do not meet our target objectives.

Target awards vary by level and are established as a percentage of base salary. Payout ranges are based on the role of the executive.

	Target payout (as a % of salary)	Payout range (as a % of salary – up to 2x target)
Craig A. Leavitt[1]	n/a	n/a
Glenn J. Chamandy	150%	0 – 300%
Rhodri J. Harries	75%	0 – 150%
Benito A. Masi	75%	0 – 150%
Chuck J. Ward	75%	0 – 150%
Arun D. Bajaj	75%	0 – 150%

1

Mr. Leavitt was appointed Interim President and CEO effective December 10, 2023 and was compensated in the form of additional directors fees (see page 27), Mr. Leavitt was not entitled to participate in the STIP.

Performance measures, targets, and payout levels for the STIP are reviewed and approved annually by the board on the recommendation of the HR committee. The financial measures and targets are based on the annual budget and are reviewed and approved by the Audit committee typically during the first quarter. The assessment and payouts are approved in February of the following year after we release our year-end results.

We must achieve threshold performance to receive a minimum payout on a measure and payouts are capped for maximum performance. The threshold and maximum values are a negative or positive variance of 1.75% compared to target for Revenue (as measured against the Company’s budgeted revenue) and a negative or positive variance of 2.5% for Adjusted diluted EPS1 (as measured against the Company’s budgeted Adjusted diluted EPS1), as shown in the table below. We use a linear progression to determine the payout between threshold and target performance, and between target and maximum performance.

	Weighting	Threshold	Target	Maximum
Revenue	50%	Target – 1.75%	Target	Target + 1.75%
Adjusted diluted EPS[1]	50%	Target – 2.5%	Target	Target + 2.5%
Payout level		40%	100%	200%

1	This is a non-GAAP financial measure or ratio (see page 94).
1	This is a non-GAAP financial measure or ratio (see page 95).

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	73

EXECUTIVE COMPENSATION

2023 Short-term incentive

	Base salary earned	×	Target award (as a % of base salary)	×	Corporate financial performance (80%) Revenue + Adjusted diluted EPS[1]	+	Strategic performance (20%) Strategic performance assessment (Qualitative objectives including ESG goals in 2023)	×	Multiplier[2] (if and when the corporate factor is above 100%)	=	2023 Short-term Incentive (capped at 2x target for all named executives)
Glenn J. Chamandy[3]	$1,177,885		150%		$0		$0		n/a		$0
Rhodri J. Harries	$852,396		75%		$0		$127,859		n/a		$127,859
Benito A. Masi	$658,476		75%		$0		$98,771		n/a		$98,771
Chuck J. Ward	$646,538		75%		$0		$96,981		n/a		$96,981
Arun D. Bajaj	$541,588		75%		$0		$81,238		n/a		$81,238

1	This is a non-GAAP financial measure or ratio (see page 94).
2	If our corporate financial performance exceeds target (100%) under the STIP, it serves as a multiplying factor allowing for a potential maximum payout.
3

The base salary earned for Mr. Chamandy is for the period from January 2, 2023 to his termination date of December 10, 2023. The board exercised its discretion under the Company’s SCORES plan and no bonus was paid to Mr. Chamandy for his performance in 2023.

2023 STIP performance assessment

2023 Corporate financial performance (80%)

The table below sets out our corporate performance assessment for fiscal 2023 to determine the STIP awards for our named executives.

Corporate performance is assessed using two equally weighted financial measures. The measures, targets, and payout levels are based on the annual budget and approved by the board. The assessment and payouts are approved in February of the following year when we release our year-end results. The payout scale runs in a linear progression and is capped at 200% of target. We do not disclose our financial targets because it would negatively affect our competitive position in the market and put us at a significant disadvantage.

Revenue (50%)			+	Adjusted diluted EPS* (50%)
Threshold	Target	Maximum		Threshold	Target	Maximum
1.75% below target	100% of target	1.75% above target		2.5% below target	100% of target	2.5% above target
^				^
2023 results				2023 results
2023 Total revenue was below threshold and did not generate a payout on this component.				2023 Adjusted diluted EPS was below threshold and did not generate a payout on this component.

* This is a non-GAAP financial measure or ratio (see page 94).

For the portion of the award that is tied to financial measures, although the Company delivered strong results with sales of

$3.195 billion and Adjusted diluted EPS1 of $2.57, we did not fully meet the objectives for both Revenue and Adjusted diluted ESP that were set at the beginning of the year and, as such, the Corporate financial component of the short-term incentive did not generate a payout.

1

This is a non-GAAP financial measure or ratio. This measure or ratio is not recognized for financial statement presentation under GAAP, does not have any standardized meanings, may not be comparable to similar measures presented by other entities and should not be considered a substitute for, or superior to, GAAP measures. See About non-GAAP measures and ratios on page 94 and section 16 of our 2023 MD&A on our website (www.gildancorp.com) for more information.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	74

EXECUTIVE COMPENSATION

2023 strategic performance (20%)

The HR committee assesses performance against a number of strategic objectives to determine the individual component for the named executives. Consistent with prior years, strategic objectives were set and, starting in 2022, include ESG goals to highlight the increased importance of achieving our ESG strategy. These ESG goals represent 25% of the strategic performance assessment.

The set objectives can be either quantitative or qualitative in nature, and are categorized as follows:

•	Sales, marketing, and distribution objectives, including branding activities and supply chain optimization

•	Manufacturing-driven optimization objectives, including the development of our Bangladesh footprint

•	Focus on risk management and stakeholder considerations

•	Drive the organization’s capabilities and development

•	ESG objectives.

The ESG objectives are a combination of environmentally focused objectives, working towards achieving increased sustainability in our manufacturing operations. The ESG objectives also include an objective tied to diversity, equity, and inclusion.

Based on the achievement, the 2023 strategic performance was assessed at 100% for Mr. Harries, Mr. Ward, Mr. Masi, and Mr. Bajaj. The board exercised its discretion under the Company’s SCORES plan and no bonus was paid to Mr. Chamandy for his performance in 2023.

Short-term incentive deferral

Executive officers and other key employees can defer a portion of their annual bonus and receive the equivalent of up to 25% of their target STIP payout and a corresponding Company match as a deferral award in the form of Non-treasury RSUs granted under the LTIP. Deferral awards vest after two years and nine months.

The board adopted the short-term incentive deferral program in September 2020 to:

•	foster retention and encourage greater participation by management in Gildan’s long-term success through increased equity ownership

•	strengthen the link between compensation and performance as the value of the deferral award is tied to the price of our common shares.

Participants must make their elections prior to the start of the fiscal year.

If a participant leaves Gildan for any reason during the vesting period, the deferral amount will be paid to the participant as of the termination date. The payout level of the Company match portion of the deferral award is based on the reason for the termination of employment (see page 90).

All named executives entitled to the STIP program elected in 2022 to defer 25% of their STIP award for fiscal 2023.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	75

EXECUTIVE COMPENSATION

Long-term incentive

The LTIP is the equity-based component of the executive compensation program. It encourages executives and key employees of Gildan and its subsidiaries to work towards and participate in the growth and development of Gildan.

The LTIP is designed to:

•  recognize and reward the impact of longer-term strategic actions by executives and key employees

•  align the interests of executives and key employees with Gildan shareholders

•  focus executives and key employees on developing and successfully implementing the strategy for continued growth

•  help retain executives and key employees

•  attract talented individuals to Gildan.

Annual LTIP

We can grant different types of equity incentive awards under the LTIP, namely restricted share units (either Treasury RSUs or Non-treasury RSUs) and options to senior executives and other key employees.

RSUs, which vest solely on the basis of performance, are referred to as PSUs. PSUs, as part of the annual grants, cliff vest at the end of a three-year period and can vest at up to two times the actual number of PSUs held at the vesting date if exceptional performance against pre-determined targets is achieved for the period. Conversely, if actual performance is less than the pre-determined threshold, the PSUs will expire with no value. This feature aligns with Gildan’s compensation policy which provides the potential for top quartile total compensation when we achieve top quartile corporate performance, but does not reward performance that is below threshold. We use a linear progression to determine the payout between threshold and target performance, and between target and maximum performance. Annual LTIP awards consist entirely of Non-treasury RSUs. More information about the LTIP can be found in Appendix B.

ABOUT THE PLAN DESIGN

In 2022, we added relative performance measures to the LTIP and reduced the overlap in performance measures with the STIP to align more closely with shareholder interests.

For PSU awards, we:

•  replaced the Revenue measure with Relative revenue growth

•  replaced the Adjusted RONA measure with Relative RONA

•  replaced the Adjusted diluted EPS measure with Relative TSR.

We use the compensation comparator group to assess our relative performance (see page 68).

ABOUT LTIP AWARDS

Annual LTIP awards, through the use of performance vesting, aim to bring the total compensation received by Gildan’s executive officers to the 75th percentile of the compensation comparator group if we achieve maximum performance.

SARs

The board has also adopted a share appreciation rights plan, allowing for the grant of non-dilutive SARs to executive officers and other eligible participants. SARs only have value if there is an appreciation in the price of the common shares over the vesting period. The value of a SAR generated at vesting, if any, can either be settled in cash or in common shares purchased on the open market. To date, the SARs plan has only been used once in 2020, and there were no outstanding SARs as at December 31, 2023. More information about the SARs can be found in Appendix C.

Special awards

From time to time, we may use Treasury RSUs, options, or SARs for the purpose of one-time awards to attract talented candidates or for retention purposes. We have used Treasury RSUs and options judiciously, resulting in a burn rate of 0.002% in 2023.

Determination of grants

All grants of Treasury RSUs, Non-treasury RSUs, PSUs, SARs, and options (if any) are approved by the board, based on the recommendation of the HR committee after considering the recommendations of the President and CEO for the other executive officers. Any awards granted to the President and CEO are determined solely by the HR committee and approved independently by the board without input from the President and CEO.

Target awards for the annual grants are based on the expected impact of the executive’s role on Gildan’s performance and strategic development as well as benchmarking. Specific guidelines are used to determine the annual grants and previous grants are not taken into account when considering new annual grants.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	76

EXECUTIVE COMPENSATION

Value, vesting, and dividends

The values of Non-treasury RSUs, Treasury RSUs, and PSUs are based on the price of Gildan common shares at the time of vesting and specifically for Non-treasury RSUs and PSUs, when settled in cash, by using the average closing price of Gildan common shares on the TSX or NYSE, as applicable, for the five trading days immediately preceding the vesting date, unless otherwise specified.

Non-treasury RSUs vest at the end of a maximum period of three years, and Treasury RSUs can have a maximum term of ten years (as determined by the board).

Options that were granted to executive officers as part of the annual LTIP prior to fiscal 2018 have a term of seven years and vest 25% per year to become exercisable beginning on the second anniversary of the grant date. Options granted as part of special one-time retention awards have specific vesting features that are set out in individual award agreements (see Vesting of special one-time awards beginning on page 79 for more information).

Treasury RSUs, Non-treasury RSUs, and PSUs earn dividend equivalents as cash dividends are paid on our common shares. When the board declares a quarterly cash dividend on Gildan common shares, it also credits the holders of these awards with additional restricted share units based on the amount of the dividend these holders would have received if their Treasury RSUs, Non-treasury RSUs, or PSUs had been common shares on the dividend payment date. The additional restricted share units granted to each award holder have the same performance objectives and other terms and conditions as the underlying Treasury RSUs, Non-treasury RSUs, and PSUs.

When declared, dividends are typically awarded each year in April, June, September, and December in line with the board’s quarterly cash dividend policy. Four quarterly dividends of $0.186 per share were paid in fiscal 2023.

The number of restricted share units as dividends granted to each award holder is based on the value of the cash dividend the award holder would have received had their Treasury RSUs, Non-treasury RSUs, or PSUs been common shares on the dividend payment date, divided by the higher of the closing price of our common shares on TSX or the NYSE expressed in a single currency, converted into the currency of the underlying grant based on the exchange rate of the Bank of Canada on the business day preceding the dividend payment date.

2023 Long-term incentive award

The 2023 long-term incentive award is 100% performance based and payouts are not guaranteed. The 2023 awards were granted as follows:

	Salary	×	Target award	=	2023 Long-term incentive award (Target)
			(as a % of base salary)		($)	PSUs (#)
Glenn J. Chamandy[1]	$1,250,000		600%		$7,499,998	233,354
Rhodri J. Harries	$856,960		250%		$2,142,388	66,658
Benito A. Masi	$662,002		200%		$1,323,975	41,194
Chuck J. Ward	$650,000		200%		$1,299,999	40,448
Arun D. Bajaj	$550,000		170%		$934,985	29,091

1

Mr. Chamandy was terminated as President and CEO effective December 10, 2023. As discussed under Base salary on page 72 and disclosed in our 2023 management information circular, effective February 21, 2023, the target annual LTIP award as a percentage of base salary was adjusted from 505% to 600% for Mr. Chamandy as he did not receive an increase in base salary.

We divide the value of the long-term incentive award by the closing price of Gildan common shares on the NYSE on the trading day after we release our fourth quarter financial results to determine the number of units to grant. Grants of the annual long-term incentive follow the release of Gildan’s results, to respect the trading blackout period set out in our insider trading policy. As disclosed in our 2023 management information circular, for Fiscal 2023, the target LTIP award for Mr. Bajaj was adjusted from 150% to 170% of base salary. The HR committee elected to make these adjustments to bring their compensation closer to that for similar levels in the compensation comparator group (see page 68).

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	77

EXECUTIVE COMPENSATION

About the 2023 PSU awards

Performance criteria

Beginning with the 2022 PSU awards, three relative performance measures are used to assess performance and determine the number of units that vest at the end of the three-year performance period. We assess relative performance against companies in the compensation comparator group (see page 68).

Relative revenue growth (33.3%)

Three-year growth in revenue from the start of fiscal 2023 to the end of fiscal 2025, compared to companies in our compensation comparator group. Revenue is defined as net sales

Relative RONA (33.3%)

Three-year average return on net assets for fiscal 2023, 2024, and 2025 compared to companies in the compensation comparator group Starting with the 2022 awards, a simplified definition for Adjusted RONA is used to allow for accurate and timely retrieval of performance data for companies in the compensation comparator group. Relative RONA uses GAAP earnings instead of adjusted earnings

Relative TSR (33.3%)

Three-year TSR for fiscal 2023, 2024, and 2025, assuming reinvestment of dividends, compared to the TSR of companies in our compensation comparator group The weighted average trading price of common shares is used for a 20-trading days period at the beginning and at the end of the measurement period

Each of the three performance measures is used to assess Gildan’s performance against companies in our compensation comparator group using the following criteria:

Percentile ranking	Payout multiplier
Maximum: P75+	200%
Target: P50	100%
Threshold: P25	40%
Below threshold	—

Threshold performance must be achieved in order to receive a payout on a performance measure. Regardless of our TSR compared to the TSR of our comparator group (Relative TSR), if Gildan’s TSR is negative, the payout for Relative TSR is capped at target. Awards for fiscal 2022 are based on results for fiscal 2022, 2023, and 2024.

Awards prior to 2022

PSUs awarded in fiscal 2020 and 2021 vest fully based on the achievement of the following three long-term strategic performance objectives, which were set based on Gildan’s three-year financial forecasts:

Revenue	Measured as the Company’s annual revenue growth (three-year compounded annual growth rate) for 2020 and the three-year target for 2021, in line with the strategic plan

Adjusted diluted EPS[1]	Measured as the Company’s annual adjusted earnings per share growth (three-year compounded annual growth rate) for 2020 and the three-year target for 2021, in line with the strategic plan

Adjusted RONA[1]	Measured as the Company’s average return on net assets (three-year average) for the 2020 and 2021 annual awards

1	This is a non-GAAP financial measure or ratio (see page 94).

Each year, the HR committee approved the strategic performance objectives, along with their weightings and payout level at threshold, target, and maximum payout. We do not disclose our targets for the LTIP measures for competitive reasons. This information is strategic and is therefore considered proprietary.

Vesting of PSUs awarded in fiscal 2020 and 2021 is calculated as follows:

	Weighting	Below threshold	Threshold payout	Target payout	Maximum payout
Revenue	25%	0%	40%	100%	200%
Adjusted diluted EPS[1]	25%	0%	40%	100%	200%
Adjusted RONA[1]	50%	0%	40%	100%	200%

1	This is a non-GAAP financial measure or ratio (see page 94).

The measurement period of annual LTIP awards typically begins on the first day of the fiscal period in which the award is granted. The annual LTIP mix for Mr. Ward and Mr. Bajaj was 50% PSUs and 50% time-based Non-treasury RSUs for grants made prior to Mr. Ward’s appointment to President, Sales, Marketing & Distribution and Mr. Bajaj’s appointment to Executive Vice-President, CHRO and Legal Affairs.

2020 PSU awards vesting in February 2023

The 2020 PSU awards vested at 200% of target based on the performance measures set out in the table below. The combination of a strong recovery during those three years, combined with the positive outcome resulting from our Back to Basics and Gildan Sustainable Growth strategies, generated above maximum results for the three-year measurement period on all three measures.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	78

EXECUTIVE COMPENSATION

	Below Threshold	Threshold	Target	Maximum	Actual
Revenue (25%)	0%	40%	100%	200%	200%
Adjusted diluted EPS (25%)[1]	0%	40%	100%	200%	200%
Adjusted RONA (50%)[1]	0%	40%	100%	200%	200%

2020 PSU performance multiplier					200%

1	This is a non-GAAP financial measure or ratio (see page 94).

2021 PSU awards vesting in February 2024

The 2021 PSU awards vested at 200% of target based on the performance measures set out in the table below. The combination of the recovery during the period and the continued results from our Back to Basics and Gildan Sustainable Growth strategies resulted in maximum results over the three-year measurement period.

	Below Threshold	Threshold	Target	Maximum	Actual
Revenue (25%)	0%	40%	100%	200%	200%
Adjusted diluted EPS (25%)[1]	0%	40%	100%	200%	200%
Adjusted RONA (50%)[1]	0%	40%	100%	200%	200%

2021 PSU performance multiplier					200%

1	This is a non-GAAP financial measure or ratio (see page 94).

2024 Adjustments to target awards

Effective February 20, 2024, the target annual LTIP award as a percentage of base salary was adjusted to 225% for Messrs. Ward, Masi and Bajaj.

Vesting of special one-time awards

Glenn J. Chamandy

As disclosed in our 2021 management information circular, in November 2020, the board approved a special one-time performance-based equity award for the President and CEO.

The award consisted of 850,000 premium-priced options and 824,406 premium-priced SARs, both structured to vest only if significant share price milestones were achieved. The options had an exercise price of $30.00 and the SARs had a grant price of $30.00, equivalent to 113% of the closing price of our common shares on the NYSE on November 24, 2020, the last trading day prior to the grant date.

Both the options and the SARs cliff vested on November 24, 2023 after achieving specific share price hurdles during the three-year vesting period. The table below sets out the share price targets for the special award. A 32% appreciation in share price was required to achieve minimum vesting while a 70% appreciation in share price was required the achieve maximum vesting.

Gildan share price	$30.00	$35.00	$40.00	$45.00
Percentage of award that vests if Gildan achieves the closing share price hurdles for 30 consecutive trading days	0%	50%	75%	100%
Increase in share price from last trading day before the grant	13%	32%	51%	70%
Market value created for shareholders ($ billions)	$0.7	$1.7	$2.7	$3.7

Share price targets had to be maintained for at least 30 consecutive trading days on the NYSE within the three-year vesting period. If targets were not met, the options and SARs would have expired at the end of the vesting period.

As of the end of the three-year performance period, the first two price hurdles had been met as Gildan’s share price maintained the $35.00 and $40.00 per share level for at least 30 consecutive trading days on the NYSE during the performance period. Therefore 75% of Mr. Chamandy’s options and SARs were exercisable or vested at the end of the three-year period. Accordingly, on November 24, 2023, a total of 637,500 options became exercisable and 212,500 were cancelled, and 618,304 SARs vested and 206,102 were cancelled. The SARs vested with a five-day volume weighted average share price of $35.74.

Rhodri J. Harries

In November 2020, Mr. Harries received a special one-time retention award, which consisted of 50% options (537,255 options) and 50% Non-treasury RSUs (125,180 restricted share units).

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	79

EXECUTIVE COMPENSATION

The options cliff vested on the third anniversary of the award date on November 1, 2023. 50% of the Non-treasury RSUs vested on the first anniversary of the grant date (November 1, 2021) and the remaining 50% of Non-treasury RSUs vested on the second anniversary of the grant date (November 1, 2022) as disclosed respectively in our 2021 and 2022 management information circulars.

Benito A. Masi

In November 2020, Mr. Masi received a special one-time retention award, which consisted of 144,439 Non-treasury RSUs that vested over three years: 25% on the first anniversary of the grant, 25% on the second anniversary and 50% on the third anniversary of the grant. The third tranche vested on November 1, 2023 (see page 86).

2024 Objective-based retention awards

In January 2024, the board approved a series of measures to secure and retain senior executive officers and a number of key management employees. The board considered those measures necessary to ensure senior executive officers and other key employees remain focused on business objectives, while ensuring stability and continuity during the CEO transition process.

Accordingly, an award consisting of Non-treasury RSUs with a grant value of $2,500,000 was approved for Mr. Ward and Mr. Bajaj, with 60% of such award vesting on December 31, 2024 and 40% vesting on December 31, 2025, and an award consisting of Non-treasury RSUs with a grant value of $1,500,000 was approved for Mr. Harries and Mr. Masi, vesting on December 31, 2024. These awards will vest contingent upon meeting specific individual business objectives, in a range of 0% to 100%, as measured at the time of vesting. These awards are not subject to the extended conditions of the retirement policy for LTIP awards.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	80

EXECUTIVE COMPENSATION

SHARE PERFORMANCE AND COST OF MANAGEMENT RATIOS

Total shareholder return

The graph below compares the total shareholder return of Gildan common shares to the return of two major market indices:

•  the S&P/TSX Composite Index Total Return to show the value of Gildan’s Canadian dollar-denominated common shares

•  the S&P 500 Composite Total Return Index because the US dollar is our functional reporting currency.

The graph assumes an investment of $100 (and C$100) in Gildan common shares made on December 30, 2018 and the two market indices and assumes reinvestment of dividends.

ABOUT CURRENCIES

A significant portion of our revenue is generated in US dollars, our reporting currency. A change in the value of the Canadian dollar relative to the US dollar will have an effect on the value of Gildan’s Canadian dollar-denominated common shares.

Gildan’s TSR over the five-year period shows an overall upwards trend whether expressed in Canadian dollars or US dollars.

With respect to total compensation reported for the named executives over the five-year period:

•	total compensation decreased in 2019 versus 2018 as STIP awards paid out at 20% of target for the year

•	total compensation increased in 2020, due primarily to the special one-time equity awards granted during the year

•	total compensation decreased in 2021 when compared to 2020, but increased when compared to 2019 as STIP awards paid out at 200% of target as a result of strong results

•

total compensation slightly decreased in 2022 and similarly slightly decreased as well for 2023, mainly because the STIP awards were below target in 2022 and in light of the financial portion of STIP have not having paid at all for 2023.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	81

EXECUTIVE COMPENSATION

The aggregate value of total compensation reported for the named executives may fluctuate year over year and may not correlate with the trend in TSR due to several factors:

•	changes in the named executives during the period may reflect varying target compensation levels and actual compensation

•

occasional one-time equity grants may cause significant fluctuations in total compensation from year to year. The value ultimately realized from LTIP awards is based on performance against pre-determined performance measures and targets and the performance of our share price when the awards vest

•	compensation may be adjusted to stay competitive with the market, and the compensation comparator group specifically, and to reflect any changes in the scope of the executives’ responsibilities

•	STIP awards are not directly linked to TSR as the annual incentive is based mainly on our corporate performance, specifically two core financial measures (Adjusted diluted EPS and Revenue).

Cost of management ratios

The table below shows the link between total compensation reported for the named executives and Gildan’s performance over the last five fiscal years. We express total compensation to the named executives as a percentage of the Company’s net income (loss) after tax / net earnings (loss) and as a percentage of the equity market capitalization as at the end of the applicable fiscal year to indicate the cost of management:

	2019	2020	2021	2022	2023
Total compensation to the named executives[1,2]	$14,223,509	$33,277,884	$22,823,912	$20,767,582	$20,432,516
Total compensation to the named executives as a % of Total net earnings (loss)	5.47%	(14.77)%	3.76%	3.84%	3.83%
Total compensation to the named executives as a % of Total equity market capitalization	0.24%	0.60%	0.28%	0.42%	0.36%

1	Total compensation to the named executives represents the total compensation as reported in the management information circular for each fiscal year.
2

The sum for 2023 excludes the additional board fees paid to Mr. Leavitt in his role as Interim President and CEO for the period of December 10, 2023 to December 31, 2023 (see 2023 Director compensation on page 27 for details.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	82

EXECUTIVE COMPENSATION

2023 COMPENSATION DETAILS

SUMMARY COMPENSATION TABLE

The table below shows the compensation information for the named executives for fiscal 2023 (ended December 31, 2023), fiscal 2022 (ended January 1, 2023) and fiscal 2021 (ended January 2, 2022). All amounts are in US dollars and any applicable amounts in other currencies have been converted to US dollars.

You can find compensation details related to previous years in our prior management information circulars filed on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

	Year	Salary[3]		Share-based awards[4]		Option- based awards	Annual incentive plan[5]	Pension value[6]		All other compensation[7]		Total compensation
Craig A. Leavitt[1]	2023	—		—		—	—	—		—		—
Interim President and CEO (from December 10, 2023 to January 15, 2024)
Glenn J. Chamandy[2]	2023	$1,177,885	[8]	$7,922,606	[9]	—	$0	$62,443		$1,072,022	[11]	$10,234,956
Former President and CEO (President and CEO until	2022	$1,250,000		$6,778,359	[9]	—	$1,690,500	$58,863		$109,966		$9,887,688
December 10, 2023)	2021	$1,242,308		$6,458,636	[9]	—	$3,726,923	$61,802		$114,694		$11,604,363
Rhodri J. Harries	2023	$852,396		$2,281,104	[9]	—	$127,859	$43,347		—		$3,304,708
Executive Vice-President, CFO and CAO	2022	$820,677		$2,209,235	[9]	—	$554,942	$38,605		—		$3,623,458
	2021	$796,154		$2,148,070	[9]	—	$1,194,231	$39,650		—		$4,178,105
Benito A. Masi	2023	$658,476		$1,431,130	[9]	—	$98,771	$33,590	[10]	$401,728	[12]	$2,623,696
President, Manufacturing	2022	$633,973		$1,388,380	[9]	—	$428,693	$30,463	[10]	$386,523		$2,868,031
	2021	$615,231		$1,350,645	[9]	—	$922,846	$30,406	[10]	$231,171		$3,150,299
Chuck J. Ward	2023	$646,538		$1,403,875	[9]	—	$96,981	$32,292		$421,852	[13]	$2,601,538
President, Sales, Marketing, and Distribution (as of March 1, 2021)	2022	$614,615		$1,349,340	[9]	—	$415,603	$30,625		$319,234		$2,729,416
Senior Vice President, North America (as of August 21, 2020)	2021	$534,615		$685,208	[9]	—	$795,000	$26,527		$142,261		$2,183,611
Arun D. Bajaj	2023	$541,588		$1,017,327	[9]	—	$81,238	$27,464		—		$1,667,618
Executive Vice-President,	2022	$487,277		$819,293	[9]	—	$329,497	$22,922		—		$1,658,989
CHRO and Legal Affairs (as of March 1, 2021) CHRO (as of October 21, 2019)	2021	$459,563		$541,785	[9]	—	$683,582	$22,604		—		$1,707,534

Leadership changes

1	Mr. Leavitt, a Gildan director since 2018, was appointed Interim President and CEO effective December 10, 2023 and received additional board fees for fulfilling this role (see page 27).
2

In light of the investigations conducted into Mr. Chamandy’s conduct prior to and following his termination and most notably his refusal to collaborate and provide critical information to an independent, external investigator, the board is precluded from making a fully informed decision as to whether his dismissal is with or without cause. Added to this issue is the fact that certain shareholders appear to be seeking the reinstatement of Mr. Chamandy and it is unclear if, in the event of a reinstatement, he would have to reimburse Gildan for any or all of the approximately USD$38 million severance payment he currently claims (which amount is contested by the Company as being beyond what Mr. Chamandy is entitled to under his employment agreement). In these circumstances, the board considers it prudent and financially responsible to make a final determination on any payments to be made by Gildan to Mr. Chamandy after the 2024 annual meeting of shareholders.

Salary

3	Earned salary for each named executive in the applicable fiscal year. The annualized base salary may differ due to the timing of salary increases or other circumstances.

Share-based awards

4

The total value of long-term incentive awards granted in the applicable fiscal year. This includes the annual grants of PSUs as well as the Company match of Non-treasury RSUs made under the short-term incentive deferral program with respect to the STIP bonus paid for the prior fiscal year (see page 75).

The number of PSUs for annual grants is determined by dividing the target award by the value of the closing price of the common shares on the NYSE on the last trading day before the grants, as shown in the table below.

The number of RSUs for the Company match under the short-term incentive deferral program is determined based on the value of the deferred amount divided by the closing price on the NYSE indicated in the table above for the grants of 2023, 2022 and 2021, with the exception of Mr. Bajaj’s March 1, 2021 RSU grant for which the amount is divided by the closing price on the TSX on such date (with the amount converted from Canadian dollars to US dollars using the Bank of Canada exchange rates as at the last trading day of the respective fiscal year (1.2678 for fiscal 2021)).

Grant date	Feb 24, 2023	Feb 25, 2022	March 1, 2021
Share price (NYSE)	$32.14	$39.04		$30.37
Share price (TSX)	n/a	n/a	C$	38.67

Annual incentive plan

5

Includes the total value of awards earned under our STIP by each named executive for each applicable fiscal year, and does not reflect any amounts that can be deferred under our short-term incentive deferral program. Named executives may elect to defer up to 25% of their fiscal 2023 STIP payout during the course of fiscal 2024. STIP amounts deferred by named executives are described in footnote 9 below (for each applicable year).

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	83

EXECUTIVE COMPENSATION

Pension value

6	Represents the Company contributions.

All other compensation

7

Includes perquisites and other personal benefits which total $50,000 or more or are equivalent to 10% or more of a named executive’s total salary for the fiscal year. The type and amount of each perquisite, the value of which exceeds 25% of the total value of perquisites reported for each named executive, is disclosed separately for each named executive, as applicable.

8	Base salary up to December 10, 2023.
9

Each named executive elected to defer a portion of their fiscal 2020, 2021 and 2022 STIP payout so the amount reported for 2021, 2022 and 2023 include the Company match (under Share-based awards) as follows:

	2023	2022	2021
Glenn Chamandy	$422,609	$465,864	$458,647
Rhodri Harries	$138,716	$149,249	$148,084
Benito Masi	$107,155	$115,324	$114,646
Chuck Ward	$103,876	$99,356	$80,237
Arun Bajaj	$82,343	$85,419	$66,798

10

Amounts for Mr. Masi’s SERP account are recorded in Canadian dollars on a monthly basis, using the monthly average rate of the Bank of Canada and converted to US dollars using the Bank of Canada rate on the last trading date of each fiscal year: 1.3226 on December 29, 2023, 1.3544 on December 30, 2022 and 1.2678 on December 31, 2021.

11

Includes $40,000 for a perquisite allowance and $62,777 for a critical illness policy. Following Mr. Chamandy’s termination on December 10, 2023, this amount also includes a payout of $96,154 for unused vacation and a payout of $866,103, representing the value of the employee deferral amount of 2022 and 2023 under the STIDP (the employee portion). As per plan provisions, the employer match gets forfeited upon a termination of employment. As of the date of this management information circular, the amount of the termination payment remains unresolved.

12	Includes $152,346 for expatriate housing costs and $164,619 for an expatriate international allowance.
13	Includes $108,000 for expatriate housing costs and $96,980 for an expatriate international allowance.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	84

EXECUTIVE COMPENSATION

INCENTIVE PLAN AWARDS

The table below shows each named executive’s outstanding equity-based incentive awards at the end of fiscal 2023:

	Option-based awards							Share-based awards
	Issuance date	Number of securities underlying unexercise d options		Option exercise price		Option expiry date	Value of unexercised in-the-money options[1]	Issuance date	Number of shares or units that have not vested[2,3]		Market or payout value of share-based awards that have not vested[4]	Market or payout value of vested share-based awards not paid out or distributed
Craig A. Leavitt[5]							—					—
Glenn J. Chamandy[11]							—	Mar 1, 2021	209,494		$6,925,872	—
Rhodri J. Harries	Nov 6, 2017	94,384			$29.01	Nov 5, 2024	$382,255	Feb 24, 2023	8,840	[7]	$292,250	—
	Aug 17, 2015	282,737	[6]	C$	42.27	Aug 16, 2025	$331,349	Feb 24, 2023	68,264		$2,256,808	—
							—	Feb 25, 2022	8,006	[8]	$264,678	—
							—	Feb 25, 2022	55,263		$1,826,995	—
							—	Mar 1, 2021	69,831	[8]	$2,308,613	—
Benito A. Masi	Nov 6, 2017	90,280			$29.01	Nov 5, 2024	$365,634	Feb 24, 2023	6,828	[7]	$225,734	—
							—	Feb 24, 2023	42,186		$1,394,669	—
							—	Feb 25, 2022	6,186	[8]	$204,509	—
							—	Feb 25, 2022	34,152		$1,129,065	—
							—	Mar 1, 2021	43,155	[9]	$1,426,704	—
Chuck J. Ward							—	Feb 24, 2023	6,618	[7]	$218,791	—
							—	Feb 24, 2023	41,422		$1,369,411	—
							—	Feb 25, 2022	5,330	[8]	$176,210	—
							—	Feb 25, 2022	33,533		$1,108,601	—
							—	Mar 1, 2021	21,123	[9]	$698,326	—
Arun D. Bajaj							—	Feb 24, 2023	5,246	[7]	$173,433	—
							—	Feb 24, 2023	29,792		$984,924	—
							—	Feb 25, 2022	4,582	[8]	$151,481	—
							—	Feb 25, 2022	19,687		$650,852	—
							—	Mar 1, 2021	16,584	[9]	$548,267	—
							—	Nov 1, 2019	10,778	[10]	$357,094	—

1

Based on the difference between the closing price of Gildan common shares on the NYSE ($33.06) or the TSX (C$43.82), as applicable, as at December 29, 2023, the last trading day prior to the fiscal year-end, and the exercise price of the options, multiplied by the number of unexercised options, expressed in US dollars. For options with an exercise price / priced in Canadian dollars, the aggregate value was converted to US dollars using the Bank of Canada exchange rate of 1.3226 on December 29, 2023, the last trading day of fiscal 2023.

2

Includes Treasury RSUs, Non-treasury RSUs, PSUs, and dividend equivalents, and represents all awards outstanding at fiscal year-end, including awards granted before the most recently completed fiscal year. The number of PSUs are shown at target (100%).

3

Includes additional units of restricted share units granted as dividend equivalents at the same rate as cash dividends paid on Gildan common shares in 2023. The named executives were awarded the following RSU dividends, for each of their respective outstanding awards:

Grant date	Glenn Chamandy	Rhodri Harries	Benito Masi	Chuck Ward	Arun Bajaj
Feb 24, 2023 (short-term incentive deferral)	n/a	208	160	154	122
Feb 24, 2023 (PSU)	n/a	1,606	992	974	701
Feb 25, 2022 (short-term incentive deferral)	n/a	188	146	126	108
Feb 25, 2022 (PSU)	n/a	1,301	804	789	463
March 1, 2021 (PSU)	4,930	1,644	1,015	498	390
Nov 1, 2019	n/a	n/a	n/a	n/a	258

4

Based on the closing price of Gildan common shares on the NYSE ($33.06) or the TSX (C$43.82), as applicable, on December 29, 2023, the last trading day of fiscal 2023, expressed in US dollars. For awards priced in Canadian dollars, the aggregate value was converted to US dollars using the Bank of Canada exchange rate of 1.3226 on December 29, 2023, the last trading day of fiscal 2023. Includes additional units received as dividend equivalents. PSUs have been calculated at target (100%). At maximum vesting, the PSUs would have the following value:

	Glenn Chamandy	Rhodri Harries	Benito Masi	Chuck Ward	Arun Bajaj
Feb 24, 2023	n/a	$4,513,616	$2,789,338	$2,738,822	$1,969,848
Feb 25, 2022	n/a	$3,653,990	$2,258,130	$2,217,202	$1,301,704
March 1, 2021	$13,851,744	$4,617,226	$2,853,408	$1,396,652	$1,096,534

5	See Outstanding share-based awards on page 28 for the details of the DSUs held by Mr. Leavitt as at the end of fiscal 2023.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	85

EXECUTIVE COMPENSATION

6	Part of Mr. Harries’ sign-on agreement as disclosed in our 2016 management information circular. These options have a term of ten years.
7

Represents the short-term incentive deferral (see page 75). Half of the award is the deferred portion of the named executive’s fiscal 2022 short-term incentive payout and half represents the Company match.

8

Represents the short-term incentive deferral (see page 75). Half of the award is the deferred portion of the named executive’s fiscal 2021 short-term incentive payout and half represents the Company match.

9	Vested at 200% on February 29, 2024 (see page 79).
10	Grant of 10,000 Treasury RSUs as part of Mr. Bajaj’s sign-on agreement that vest on October 31, 2024.
11.

The annual LTIP grants of February 25, 2022 and of February 24, 2023 have been cancelled as not occurring within 180 days of Mr. Chamandy’s termination date. The disbursement of the award of March 1, 2021 remains outstanding as of the publication date of the management information circular.

Value vested or earned during the year

The table below shows the value of incentive plan awards for each named executive that vested or were earned during the fiscal year ended December 31, 2023:

	Option-based awards – Value vested during the year[1]		Share-based awards – Value vested during the year[2]		Non-equity incentive plan compensation – Value earned during the year (short-term incentive)
Glenn J. Chamandy	$7,310,315	[3]	$15,179,455	[5]	$0
Rhodri J. Harries	$3,852,118	[4]	$3,692,549	[6]	$127,859
Benito A. Masi	—		$5,368,499	[7]	$98,771
Chuck J. Ward	—		$544,730	[8]	$96,981
Arun D. Bajaj	—		$799,685	[9]	$81,238

1

Represents the total value that would have been realized if the options had been exercised on the vesting date (difference between the exercise price and the closing price of our common shares on the NYSE on the vesting date). When the vesting date is a non-trading day, the share price is as at the trading day immediately prior to the vesting date. The vesting of a tranche may occur on different dates in consideration of the original grant date of each award.

2

Represents the total value of the Non-treasury RSUs and PSUs granted on February 24, 2020 as part of the fiscal 2020 annual LTIP awards, the vesting value of a tranche (or in full, as applicable) of a special award, and the vesting value of the STIDP awards granted on March 1, 2021, that vested on November 23, 2023. The PSUs and Non-treasury RSUs granted as part of the 2020 awards vested at a factor of 200% for Mr. Chamandy, Mr. Harries, and Mr. Masi, and at an effective aggregate of 150% for Mr. Ward and Mr. Bajaj, as their PSUs vested at 200% and their Non-treasury RSUs vested at 100%. The value is calculated by multiplying the number of Non-treasury RSUs or PSUs, as applicable, held by the named executive at the time of vesting by the closing price of the common shares on the NYSE of $32.14 on the vesting date on February 23, 2023, and of CAD$43.48 on the TSX in the case of Mr. Bajaj. For the STIDP awards, the value is calculated by multiplying the number of RSUs held at the time of vesting, multiplied by the closing price of the common shares on the NYSE of $35.57 on November 23, 2023, and of CAD$49.16 in the case of Mr. Bajaj.

3

Represents the value of the vesting of the special one-time award of SARs and options of November 25, 2020. The SARs vested with a share price of $35.74 (5-day VWAP) and a vesting value of $3,549,065, and the options at a share price of $35.90, with a value of $3,761,250, on November 24, 2023.

4	Represents the value of the third tranche of the special award of November 2, 2020. The options vested at the closing share price of $27.94 on November 1, 2023.
5	Includes an amount of $1,133,118 corresponding to the vesting value of the STIDP awards.
6	Includes an amount of $365,801 corresponding to the vesting value of the STIDP awards.
7

Includes an amount of $2,128,218 corresponding to the third tranche of the Non-treasury RSUs granted on November 2, 2020 as part of the special one-time awards that vested on November 1, 2023, end of day (see page 80). The value of the vested award was calculated using the price of $27.94, the closing price on the NYSE on November 1, 2023. Between the grant date and the vesting date, 3,952 restricted share units were granted as dividend equivalents. Is also included an amount of $283,208 corresponding to the vesting value of the STIDP awards.

8	Includes an amount of $198,196 corresponding to the vesting value of the STIDP awards.
9	Includes an amount of $171,647 corresponding to the vesting value of the STIDP awards.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	86

EXECUTIVE COMPENSATION

Options exercised during the year

The following named executives exercised options in fiscal 2023:

	Number of options exercised	Option exercise price		Gain realized
Glenn J. Chamandy[1]	275,439	C$	33.01	$1,448,590
Rhodri J. Harries	108,155	C$	33.01	$747,568
	537,255		$20.77	$6,812,776
Benito A. Masi	79,571	C$	33.01	$502,782

1	Includes only options exercised prior to his termination on December 10, 2023.

The gain realized is the difference between the market value of our common shares on the NYSE, or the TSX as applicable, upon exercise and the exercise price of the options, multiplied by the number of options exercised, converted to US dollars based on 1.3226, the Bank of Canada exchange rate as at December 29, 2023, the last trading day of fiscal 2023.

EQUITY INCENTIVE PLAN INFORMATION

The LTIP is designed to assist and encourage officers and employees of Gildan and its subsidiaries to work towards and participate in the growth and development of the Company, and to assist Gildan in attracting, retaining and motivating its executives and key employees. Gildan has had an LTIP in effect since June 24, 1998 (as amended from time to time). Last year at our 2023 annual meeting, shareholders approved two amendments to the LTIP which resulted in (i) the increase of the amount of Gildan common shares authorized for issuance under the LTIP by 1,797,219 common shares to 13,797,851 common shares in the aggregate, which represented an increase of approximately 1.0% of the outstanding common shares as of March 6, 2023, and (ii) the introduction of revised amendment provisions for the LTIP which aligned it with best practices and recently adopted equity incentive plans, as well as to meet the requirements of the stock exchanges where Gildan shares are listed.

Securities authorized for issuance under equity compensation plans

(as at December 31, 2023) Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options warrants and rights		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the second column)
Equity compensation plan approved by security holders
LTIP (options granted in Canadian dollars)	282,737	C$	42.27	2,105,337
LTIP (options granted in US dollars)	184,664		$29.01	(reserved for the exercise of options and
LTIP (Treasury RSUs)	60,528		n/a	vesting of Treasury RSUs)

We do not have any equity compensation plans where equity securities authorized for issuance were not previously approved by shareholders.

As at April 23, 2024:

•	a total of 467,401 options are outstanding, representing 0.28% of our total issued and outstanding common shares

•	a total of 60,870 Treasury RSUs are outstanding, representing 0.04% of our total issued and outstanding common shares

•	a total of 942,830 Non-treasury RSUs are outstanding.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	87

EXECUTIVE COMPENSATION

Burn rate

The table below shows the burn rate for options and Treasury RSUs – the number of options and Treasury RSUs granted each year under the LTIP for the fiscal year ended December 31, 2023 and the two prior fiscal years, expressed as a percentage of the weighted average number of outstanding common shares for that fiscal year. It does not include forfeited options and Treasury RSUs that are available for future grants.

	Option burn rate	Treasury RSU burn rate
2023	nil	0.002%
2022	nil	0.03%
2021	nil	0.003%

Options only have value if our share price increases during the vesting period. The award gives the holder the option to buy Gildan common shares at a price that is at least the market price on the TSX and the NYSE on the trading day immediately prior to the grant date, as determined by the board. Options granted before fiscal 2018 have a term of seven years and vest 25% a year beginning on the second anniversary of the grant (the LTIP allows for a maximum term of ten years). If the expiry date falls within our trading blackout period (see page 100), or within ten days after the end of a blackout period, then the period for exercising options is extended for a maximum of ten business days.

Plan status and limits

(as at April 23, 2024)
Total number of common shares reserved for issuance for the exercise of options and vesting of Treasury RSUs	13,797,851
Total reserve as a % of the total issued and outstanding shares	8.18%
Number of common shares in the total reserve that remain available for grants of Treasury RSUs	2,104,995
Number of common shares in the total reserve that remain for grants of Treasury RSUs as a % of the total issued and outstanding shares	1.25%
Total number of options that are outstanding	467,401
As a % of the total issued and outstanding shares	0.28%
Total number of Treasury RSUs that are outstanding	60,870
As a % of the total issued and outstanding shares	0.04%
Total number of Non-treasury RSUs that are outstanding	942,830

The LTIP provides that (i) the number of common shares issuable pursuant to the exercise of options or upon the vesting of Treasury RSUs, as well as under the Company’s other share compensation plans and arrangements, may not, at any time, exceed 10% of the common shares issued and outstanding, in the case of common shares issuable to insiders of the Company or 20% of the total reserve in the case of common shares issued to any one person, and (ii) the number of common shares issued pursuant to the exercise of options or upon the vesting of Treasury RSUs, as well as under the Company’s other share compensation plans and arrangements, may not, in any one-year period, exceed 10% of the common shares issued and outstanding, in the case of common shares issued to insiders of the Company or 20% of the total reserve in the case of common shares issued to any one person.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	88

EXECUTIVE COMPENSATION

RETIREMENT BENEFITS

Under our retirement savings program, Rhodri J. Harries, Arun D. Bajaj, and all other Canadian salaried employees receive, under the DPSP, an amount equal to their contribution to their RRSP, up to a maximum of 5% of their annual base salary. If the Company’s contribution results in a total contribution made by the employee, or on behalf of the employee, in excess of the limit prescribed under Canadian law, the additional amount is credited to the employee’s SERP account (which is an unfunded plan).

For Benito A. Masi, the 5% Company contribution is fully credited under his SERP account. Amounts for Mr. Masi’s SERP account are recorded in Canadian dollars on a monthly basis using the monthly average rate of the Bank of Canada, converted to US dollars using 1.3226, the Bank of Canada rate on December 29, 2023, the last trading day of fiscal 2023 (see footnote 10 to the summary compensation table on page 83).

Prior to his relocation to Barbados, Chuck J. Ward received from the Company an amount equal to 50% of his own contributions under our 401(k) plan, up to a maximum of 3% of his annual base salary or up to the maximum amount determined by the U.S. government. He was also credited by the Company under the U.S. SERP with an amount equal to 2% of his annual base salary and short-term incentive. Effective as of his relocation to Barbados, Mr. Ward ceased to participate in the U.S. program and 5% of his base salary is credited to his Barbados SSP account (which is an unfunded plan).

The table below shows the value accumulated under the retirement savings programs for each named executive as of the beginning and end of fiscal 2023:

	Accumulated value at start of year	Compensatory[2]		Accumulated value at end of year[1,3]
Glenn J. Chamandy	$1,874,793	$62,443	[4]	$2,244,701	[5]
Rhodri J. Harries	$425,133	$43,348		$580,060
Benito A. Masi	$817,368	$33,590		$980,137
Chuck J. Ward	$626,794	$32,292		$774,848
Arun D. Bajaj	$101,643	$27,464		$154,268

1

Represents the sum of the RRSP, DPSP, and SERP account balances for four of the named executives. Mr. Ward’s accumulated value represents the sum of his 401(k), SERP, and SSP account balances, as applicable.

2	Represents the Company’s contributions under the retirement accounts discussed above.
3	Calculated as of December 31, 2023, the date we allocate contributions and calculate the returns.
4	The contribution for Mr. Chamandy ceased on December 10, 2023, the date of termination of his employment with the Company.
5	The value reported for Mr. Chamandy is calculated as of December 10, 2023, the date of termination of his employment with the Company.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	89

EXECUTIVE COMPENSATION

TERMINATION AND CHANGE OF CONTROL

We have entered into an employment agreement and a change of control agreement with each named executive, with the exclusion of Mr. Leavitt who remained a member of the Gildan board of directors during his tenure as Interim President and CEO, to protect our interests and to provide them with certainty about their employment conditions and benefits, including in the event there is a termination without cause and a change of control of Gildan.

In light of the investigations conducted into Mr. Chamandy’s conduct prior to and following his termination and most notably his refusal to collaborate and provide critical information to an independent, external investigator, the board is precluded from making a fully informed decision as to whether his dismissal is with or without cause. Added to this issue is the fact that certain shareholders appear to be seeking the reinstatement of Mr. Chamandy and it is unclear if, in the event of a reinstatement, he would have to reimburse Gildan for any or all of the approximately USD$38 million severance payment he currently claims (which amount is contested by the Company as being beyond what Mr. Chamandy is entitled to under his employment agreement). In these circumstances, the board considers it prudent and financially responsible to make a final determination on any payments to be made by Gildan to Mr. Chamandy after the 2024 annual meeting of shareholders.

Employment agreements

The employment agreements have an indefinite term. We may, however, terminate the executive’s employment if the named executive dies, becomes disabled, breaches the employment agreement, or for cause without making any severance payments. We may terminate the executive’s employment without cause and the executive may terminate his employment at any time with at least two months’ written notice.

Under each employment agreement, if we terminate the employment of the named executive for any reason other than those stated above or take any action which could be construed as constructive dismissal, then the executive is entitled to the amount set out below, subject to any withholding taxes:

•

an amount equal 24 months’ base salary in the case of Mr. Harries, Mr. Masi, Mr. Ward, and Mr. Bajaj (in each case the termination period), paid out, at the executive’s option, either as a one-time payment or as monthly installments covering their termination period

•	an amount equal to the target bonus established under the STIP in effect for the named executive at the time of termination for the duration of their termination period

•	any unpaid earned and/or accrued bonus

•

continuation of group insurance benefits for the named executive and executive medical benefits (except short-term and long-term disability) for their termination period, ceasing upon new employment, if earlier

•	the right to exercise all vested options within 90 days following termination of employment in the case of Mr. Harries and Mr. Masi

•	the right to redeem all PSUs on a pro-rated basis at target. All other awards, as applicable, vest in accordance with the terms of the LTIP and their corresponding award agreements

•	the payment of any earned but unused vacation days and any amounts due under the executive’s business expense and personal spending accounts, as authorized.

The employment agreements also have non-solicitation clauses where the named executives may not, directly or indirectly: (i) solicit any of our customers to sell, or for the purpose or intent to sell, any products that are similar or otherwise compete with Gildan’s products, or (ii) induce, entice, or otherwise attempt to directly or indirectly hire or engage any of our employees. These terms apply for 18 months for each of the named executives, after their termination of employment with Gildan. Mr. Bajaj’s employment agreement was recently amended to provide that he shall also be guaranteed the items described above if certain changes occur with respect to the office of CEO or the board and Mr. Bajaj wishes to terminate his employment within six (6) months of the 2024 annual meeting of shareholders.

Change of control agreements

According to the change of control agreement with each named executive, in the event of a potential change of control (as defined in the change of control agreements), the executive agrees to remain employed by Gildan until the earliest of:

•	365 days from the date of the potential change of control

•	termination of employment due to death, disability or cause, or

•	termination of employment by Gildan without cause or by the executive with good reason.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	90

EXECUTIVE COMPENSATION

The change of control agreements also provide that if a change of control occurs and we terminate the employment of the executive without cause, or a change of control occurs and the executive terminates his employment for good reason, during a period of 24 months beginning on the date the change of control occurs, then the executive will be entitled to the following amounts, subject to applicable withholding taxes:

•	an amount equal to the executive’s full base salary through to the date of termination

•	an amount equal to 24 months’ base salary for Mr. Harries, Mr. Masi, Mr. Ward, and Mr. Bajaj (in each case, the applicable severance period)

•	a one-time payment in lieu of the participation in the annual incentive plan, calculated at target for the applicable severance period

•	any unpaid earned and/or accrued bonus

•	all outstanding options will be deemed to have vested at the date of termination of the executive’s employment and will be exercisable for 12 months

•	all outstanding Treasury RSUs and Non-treasury RSUs will be deemed to have vested at the date of termination of the executive’s employment and, unless specified otherwise in the award agreement, the applicable performance results will be based on actual performance results achieved for fully completed years between the grant date and the date of then change of control, and at target if no completed years have occurred during the period

•	continuation of the same level of insurance benefits for the applicable severance period, ceasing upon new employment, if earlier

•	any earned but unused vacation days

GOOD REASON

With good reason means the occurrence of any of the following, compared to what was in place immediately prior to the change of control, without the executive’s written consent:

•	a material and detrimental change in the executive’s position or reporting relationship or in the nature or status of his responsibilities

•	a material reduction in the executive’s annual base salary

•	the relocation of the executive’s office to a location that is more than 160 kilometers away (circumstances may vary for expatriates)

•	failure to continue any incentive compensation plan that the executive participates in, unless the executive is eligible to participate in, and has the opportunity to receive a comparable level of benefits under, an ongoing substitute or alternate plan, or the failure to continue the executive’s participation on a similar basis

•	failure to continue benefits similar to those under any of the life insurance, accidental death, medical, and disability plans that the executive was participating in, a material reduction in the benefits, or a material reduction in perquisites such as access to office space, telephones, computer facilities, expense reimbursements, and other applicable privileges, if any

•	failure of the Company to obtain a satisfactory agreement from a successor to assume and agree to this agreement, or, if the business or undertaking principally related to the executive’s services is sold at any time after a change of control and his employment is transferred as a result, and the purchaser of the business does not agree to provide the executive with the same or a comparable position, duties, compensation, and benefits.

Mr. Bajaj’s change of control agreement was also recently amended to provide that he shall be guaranteed the items described above if a change of control occurs, as well as certain changes with respect to the office of CEO or the board, and Mr. Bajaj wishes to terminate his employment within six (6) months of the 2024 annual meeting of shareholders.

Death and disability

In the case of death or permanent disability, all outstanding options, Treasury RSUs and Non-treasury RSUs will vest in full and may be exercised by the named executive or his estate, as the case may be, for 12 months.

In addition, the payout for the performance portion of outstanding Treasury RSUs, Non-treasury RSUs, and PSUs will be at target at the time of death or termination due to disability.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	91

EXECUTIVE COMPENSATION

Estimated incremental payments

The table below shows the estimated incremental payments that would be paid to each named executive if their employment had been terminated on December 31, 2023, the last day of fiscal 2023, in accordance with the termination and change of control provisions described above.

The terms of the LTIP also provide that, unless otherwise determined by the board, options, Treasury RSUs, and Non-treasury RSUs granted under the LTIP will vest or expire early as set out in the table beginning on page 103.

	Death[1,2]	Disability[1,2]	Termination without cause[1]	Change of control[1,2]
Craig A. Leavitt	n/a	n/a	n/a	n/a
Rhodri J. Harries	$6,392,415	$6,392,415	$6,961,733	$9,694,254
Benito A. Masi	$3,950,439	$3,950,439	$4,807,404	$6,542,129
Chuck J. Ward	$3,176,339	$3,176,339	$4,067,100	$5,718,318
Arun D. Bajaj	$2,405,419	$2,405,419	$3,303,538	$4,511,218

1	Termination values are calculated based on the following assumptions:

•	the triggering event took place on December 29, 2023, the last trading day of fiscal 2023

•	PSUs are presented and calculated at target (100% vesting)

•	all Canadian dollar amounts have been converted to US dollars using the Bank of Canada exchange rate of 1.3226 on December 29, 2023, the last trading day of fiscal 2023

•

values for share-based awards and option awards are calculated based on the closing price of Gildan common shares on the on December 29, 2023 (C$43.82), the last trading day of fiscal 2023 and the closing price of Gildan common shares on the NYSE on December 29, 2023 ($33.06), as applicable

•

values of earned but unused vacation, earned bonus, vested options, vested and undelivered Treasury RSUs, Non-treasury RSUs, and PSUs, employee portion of STIDP (employee deferral), and owed expenses are not included as they are not considered to be incremental payments further to termination.

2	Unvested options are calculated based on the assumption that the exercise occurs on December 31, 2023, regardless of the number of days allowed to exercise them.

Employment Agreement – Vincent J. Tyra

On December 11, 2023, Gildan announced a leadership change and the appointment of Vince J. Tyra as President and CEO. Mr. Tyra’s employment with Gildan began on January 15, 2024.

The Company entered into a standard executive employment agreement with Mr. Tyra. Mr. Tyra’s main compensation components consist of an annual base salary of $1,250,000, a target STIP award of 150% of his base salary, and an annual target LTIP award of 600% of his base salary in the form of PSUs. He receives standard benefits based on his position level, as well as benefits tied to his relocation to Montréal, corporate housing, and travel. Accordingly, 87% of Mr. Tyra’s compensation is at risk and contingent on meeting financial and individual objectives. His compensation is positioned below the median of the compensation comparator group. As part of the terms of his hire, Mr. Tyra is entitled to a sign-on bonus of $1,000,000 and a one-time hire award of $1,000,000 in the form of Non-treasury RSUs. As President and CEO, he is subject to our share ownership policy at a level of six times his base salary, which threshold must be met within five years from the effective commencement date of Mr. Tyra’s employment with the Company.

Mr. Tyra’s employment agreement also provides for termination and change of control provisions, with the main components aligned with those for our other named executives, namely: If we terminate the employment of Mr. Tyra without cause or take any action which could be construed as constructive dismissal, he would be entitled to:

•	an amount equal 24 months’ base salary

•	an amount equal to the target bonus established under the STIP in effect at the time of termination for the duration of the termination period

•	any unpaid earned and/or accrued bonus

•	continuation of group insurance benefits for the duration of the termination period

•	the right to redeem all PSUs on a pro-rated basis at target. All other awards, as applicable, vest in accordance with the terms of the LTIP and their corresponding award agreements

•	the payment of any earned but unused vacation days and any amounts due under the executive’s business expense and personal spending accounts, as authorized.

The employment agreement also has non-solicitation clauses that apply for 18 months after the termination of employment with Gildan.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	92

EXECUTIVE COMPENSATION

Under the change of control agreement, in the event of a potential change of control (as defined in the change of control agreement), Mr. Tyra agrees to remain employed by Gildan until the earliest of:

•	365 days from the date of the potential change of control

•	termination of employment due to death, disability or cause, or

•	termination of employment by Gildan without cause or by the executive with good reason.

The change of control agreement also provides that if a change of control occurs and we terminate the employment of Mr. Tyra, without cause, or a change of control occurs and the executive terminates his employment for good reason, during a period of 24 months beginning on the date the change of control occurs, then he will be entitled to the following amounts, subject to applicable withholding taxes:

•	an amount equal to the executive’s full base salary through to the date of termination

•	an amount equal to 24 months’ base salary (the applicable severance period)

•	a one-time payment in lieu of the participation in the annual incentive plan, calculated at target for the applicable severance period

•	any unpaid earned and/or accrued bonus

•

all outstanding Treasury RSUs and Non-treasury RSUs will be deemed to have vested at the date of termination of the executive’s employment and, unless specified otherwise in the award agreement, the applicable performance results will be based on actual performance results achieved for fully completed years between the grant date and the date of then change of control, and at target if no completed years have occurred during the period

•	continuation of the same level of insurance benefits for the applicable severance period, ceasing upon new employment, if earlier

•	any earned but unused vacation days

In the case of death or permanent disability, all outstanding options, Treasury RSUs and Non-treasury RSUs will vest in full and may be exercised by the named executive or his estate, as the case may be, for 12 months.

In addition, the payout for the performance portion of outstanding Treasury RSUs, Non-treasury RSUs, and PSUs will be at target at the time of death or termination due to disability.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	93

OTHER INFORMATION

OTHER INFORMATION

About non-GAAP financial measures and related ratios

We use non-GAAP financial measures, as well as non-GAAP ratios to assess our operating performance and financial condition. The terms and definitions of the non-GAAP financial measures and ratios used in this circular are provided below. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

In this circular, we refer to non-GAAP financial measures, including Adjusted net earnings, as well as non-GAAP ratios, including Adjusted diluted EPS and Adjusted RONA. These financial metrics are used to measure our performance and financial condition from one period to the next, which excludes the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial performance and financial condition. These measures are used in our incentive plans and defined below with a brief explanation of their importance, with a simplified version of Adjusted RONA used for our incentive plan. Please see Definition and reconciliation of non-GAAP financial measures in our 2023 MD&A for the definition and complete reconciliation of all non-GAAP financial measures used and presented by Gildan to the most directly comparable IFRS measures, which sections are incorporated by reference into this circular.

Adjusted net earnings and Adjusted diluted EPS

Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, impairment (impairment reversal) of intangible assets, net of write-downs, the impact of the Company’s strategic product line initiatives, net insurance gains, gain on sale and leaseback (new in 2023), CEO separation costs and related advisory fees on shareholder matters (new in 2023), and income tax expense or recovery relating to these items. Adjusted net earnings also excludes income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its net earnings performance from one period to the next, and in making decisions regarding the ongoing operations of its business, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its net earnings and diluted EPS and could potentially distort the analysis of net earnings trends in its business performance. The Company believes adjusted net earnings and adjusted diluted EPS are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses, write-offs, charges, income or recoveries that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Adjusted diluted EPS used in this circular for purposes of determining payout under the STIP results from the same adjustments made to Net earnings to obtain Adjusted net earnings and Adjusted diluted EPS as disclosed in our 2023 MD&A, except that the favorable impact of share repurchases during the year is not included for purposes of calculating Adjusted diluted EPS under the STIP.

Return on adjusted average net assets (Adjusted RONA)

Return on adjusted average net assets (Adjusted RONA) is defined as the ratio of return to adjusted average net assets for the last five quarters. Return is defined as adjusted net earnings, excluding net financial expenses and the amortization of intangible assets (excluding software), net of income tax recoveries related thereto. Average is computed as the sum of the five quarters divided by five. Adjusted average net assets are defined as the sum of average total assets, excluding average cash and cash equivalents, average net deferred income taxes, and the average accumulated amortization of intangible assets excluding software, less average total current liabilities excluding the current portion of lease obligations. Adjusted average net assets and return are non-GAAP measures used as components of Adjusted RONA. The Company uses Adjusted RONA as a performance indicator to measure the efficiency of its invested capital. Management believes Adjusted RONA is useful to investors as a measure of performance and the effectiveness of our use of capital. Adjusted RONA is not a measure of financial performance under IFRS and may not be defined and calculated by other companies in the same manner.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	94

OTHER INFORMATION

As noted on page 76 of this circular, beginning with the 2022 PSU awards, we are using three relative performance measures to assess our performance and determine the number of units that vest at the end of the three-year performance period, including Relative RONA. Relative RONA used in this circular for purposes of determining performance under the LTIP uses a simplified definition of Adjusted RONA as compared to Adjusted RONA as disclosed in our 2023 MD&A, by using GAAP net earnings instead of adjusted net earnings, which allows for accurate and timely retrieval of performance data for companies in the compensation comparator group.

Loans to directors and executives

As at April 23, 2024, none of our current or former directors or executive officers had any loans outstanding to Gildan, other than travel advances as permitted by applicable securities laws.

No security was provided to Gildan, or any of our subsidiaries or another entity, as a counterpart for any loans and no loans were forgiven in fiscal 2024.

Normal course issuer bid

In August 3, 2023, Gildan announced the renewal of its NCIB beginning on August 9, 2023 to purchase for cancellation a maximum of 8,778,538 common shares, representing approximately 5% of our issued and outstanding common shares as at July 31, 2023 (the reference date for the renewed NCIB).

Gildan is authorized to make purchases under the NCIB until August 8, 2024, in accordance with the requirements of the TSX. Purchases can be made by means of open market transactions on both the TSX and NYSE, or alternative Canadian trading systems, if eligible, or by such other means as may be permitted by securities regulatory authorities. During the fiscal year ended December 31, 2023, Gildan repurchased for cancellation a total of 11,830,618 common shares under the NCIB programs at a total cost of $370 million.

Shareholders can ask us for a free copy of Gildan’s notice of intention to make a normal course issuer bid. Send your request to the Corporate Secretary, Gildan Activewear Inc., 600 de Maisonneuve Boulevard West, 33rd Floor, Montréal, Québec, Canada H3A 3J2.

About forward-looking statements

Certain statements included in this circular constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, including statements related to the Company’s Next Generation ESG strategy and ESG targets, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information. Material factors include, but are not limited to, those set out in section 15.0 Risk and Uncertainties of our MD&A for the year ended December 31, 2023, which are incorporated by reference in this cautionary statement. These factors may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	95

OTHER INFORMATION

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and financial results and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this circular are made as of April 23, 2024, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information or future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this circular are expressly qualified by this cautionary statement.

Website References

Information contained in or accessible through any website mentioned in this circular does not form part of this circular, whether by implication or otherwise, except the MD&A for the year ended December 31, 2023 and sections thereof, to the extent explicitly referred to in this circular.

Additional Information

Gildan is a reporting issuer under the securities legislation of all provinces of Canada and is therefore required to file financial statements and management information circulars with the various securities regulatory authorities in these provinces. We also file an annual information form with these securities regulatory authorities. Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed fiscal year.

Copies of our latest annual information form, latest audited financial statements, interim financial statements and MD&A filed since the date of the latest audited financial statements, and latest management information circular may be obtained on request from the Corporate Secretary at Gildan Activewear Inc., Tour KPMG, 600 de Maisonneuve Boulevard West, 33rd Floor, Montréal, Québec, Canada H3A 3J2. If you are not a Gildan shareholder, we may ask you to pay a modest fee for these materials.

You can access these documents free of charge on our website (www.gildancorp.com) as well as on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	96

APPENDIX A

APPENDIX A

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors (the “Board”) is responsible for the supervision of the management of the Corporation’s business and affairs, with a view to its long-term interests.

Many of the Board’s responsibilities have been delegated to its three standing committees: the Audit and Finance Committee, the Compensation and Human Resources Committee and the Corporate Governance and Social Responsibility Committee. These delegated responsibilities are set forth in each committee’s mandate. However, such mandates and delegation of responsibilities do not relieve the Board of its overall responsibilities.

Although management conducts the day-to-day operations of the Corporation, the Board has a duty of stewardship and regularly assesses and monitors management’s performance.

In spite of the fact that directors may be elected by the shareholders to bring a special expertise or point of view to Board deliberations, they are not chosen to represent a particular constituency. All decisions of each Board member must be made in the best interest of the Corporation.

Directors are expected to attend all Board meetings and review all meeting materials in advance. They are expected to take an active part in the Board discussions and decisions.

The Board approves all matters expressly required herein, under the Canada Business Corporations Act and other applicable legislation, rules and regulations and the Corporation’s Articles and By-laws.

1.	Membership and Quorum

The Board is composed of a minimum of 5 and a maximum of 12 members. The Board is constituted with a majority of individuals who qualify as independent directors, as determined by the Board.

The quorum at any meeting of the Board is a majority of directors in office.

2.	Frequency of Meetings

At least four times a year and as necessary.

3.	Mandate

The responsibilities of the Board include the following:

(a)	With respect to strategic planning and risk management

(1)	advising management on strategic issues;

(2)	approving the Corporation’s long-term strategic plan, taking into account, amongst other matters, business opportunities and risks, and monitoring the effectiveness of the strategic planning process;

(3)

approving the Corporation’s annual business plan and its annual operating and capital budgets, including capital allocations, financing arrangements, expenditures and transactions which exceed threshold amounts set by the Board;

(4)	monitoring the Corporation’s performance against the long-term strategic and annual plans as well as against the annual operating and capital budgets;

(5)	overseeing the systems in place to identify business risks and opportunities and overseeing the implementation of processes to manage these risks and opportunities;

(6)	approving the issuance of securities and transactions not in the ordinary course of business, including proposals on mergers, acquisitions or other major investments or divestitures;

(7)	approving dividend policies and, if applicable, declaring dividends.

(b)	With respect to human resources, executive compensation and performance assessment

(1)	appointing the Chief Executive Officer (“CEO”) and approving the appointment of other executive officers of the Corporation;

(2)	approving the CEO’s annual objectives and reviewing progress against those objectives;

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	97

APPENDIX A

(3)

monitoring and assessing the performance of the CEO and of the other executive officers of the Corporation and approving their short and long term compensation, taking into consideration Board expectations and fixed objectives;

(4)

overseeing measures to tie an appropriate portion of the CEO’s and the other executive officers’ compensation to both the short and longer-term performance of the Corporation, taking into account advantages and risks associated with different compensation methods;

(5)	overseeing the processes for the recruitment, training, development and retention of senior management who exhibit high standards of integrity as well as competence;

(6)	monitoring the management succession planning process, including succession planning for the CEO and the other executive officers.

(c)	With respect to financial matters and internal controls

(1)	monitoring;

(2)	overseeing the external auditors’ independence, qualifications and performance;

(3)

reviewing and approving the general content of, and the Audit and Finance Committee’s report on, the annual and interim consolidated financial statements, annual information forms, annual reports, management information circulars, management’s discussion and analysis, prospectuses, registration statements, offering memoranda, Forms 6-K (including Supplemental Disclosure), Forms 40-F, and earnings press releases before their public disclosure or filing with regulatory authorities in Canada or the U.S.;

(4)	overseeing the performance of the Corporation’s internal audit functions;

(5)	monitoring the Corporation’s compliance with applicable legal and regulatory requirements;

(6)	reviewing the Corporation’s Disclosure Policy on a regular basis and monitoring the Corporation’s communications with analysts, investors, the media and the public.

(d)	With respect to ethics and corporate governance matters

(1)	setting an ethical tone for the Corporation;

(2)	taking reasonable measures to satisfy itself as to the integrity of management and that management creates a culture of integrity throughout the Corporation;

(3)

monitoring and reviewing, on a regular basis, the Corporation’s approach to corporate governance as well as its corporate governance principles and practices, including the identification of decisions requiring approval of the Board;

(4)	reviewing the Shareholder Engagement Policy and the Shareholder Engagement Plan as well as the public disclosure thereof;

(5)

adopting and reviewing, on a regular basis, the Corporation’s Code of Ethics (the “Code”), and such other policies as may be approved by the Board from time to time (the “Policies”), monitoring compliance with the Code and the Policies, approving any waiver from compliance with the Code or the Policies for directors and officers and the appropriate disclosure of any such waiver, and approving amendments to the Code and Policies;

(6)	overseeing the annual performance assessment of the Board, Board committees, Board and committee chairs and individual directors;

(7)	adopting and reviewing orientation and continuing education programs for directors;

(8)	monitoring the Board, Board Chair and committee chair succession planning process;

(9)	monitoring the size and composition of the Board and its committees based on competencies, skills, personal qualities and diversity sought in Board members;

(10)	approving the list of Board nominees for election by shareholders.

(e)	With respect to environmental and social responsibility practices

(1)	monitoring and reviewing, as appropriate, the Corporation’s environmental and social responsibility practices.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	98

APPENDIX A

4.	Method of Operation

•	meetings of the Board are held at least quarterly, and as required; in addition, a special meeting of the Board is held every year to review the Corporation’s long-term strategic plan;

•

the Chair of the Board sets the agenda for each meeting of the Board in consultation with the CEO, the Chief Financial Officer, the Corporate Secretary and the independent directors. The agenda and the appropriate materials are provided to directors of the Corporation on a timely basis prior to any meeting of the Board;

•	independent directors meet without management and other non-independent directors present, under the oversight of the Chair of the Board, at each regularly-scheduled and special meeting of the Board;

•	in addition to attending all meetings of the Board and the committees on which they sit, directors are encouraged to attend other committee meetings;

•	the Board evaluates the adequacy of its mandate on an annual basis;

•

the Corporate Governance and Social Responsibility Committee annually supervises the performance assessment of individual directors, the Board as a whole, the Board committees, and the Board and committee chairs.

*******

Adopted by the Board of Directors on August 6, 2003

Last reviewed on August 2, 2023

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	99

APPENDIX B

APPENDIX B

MORE ABOUT THE LONG-TERM INCENTIVE PLAN

The LTIP is designed to assist and encourage officers and employees of Gildan and its subsidiaries to work towards and participate in the growth and development of the Company, and to assist Gildan in attracting, retaining and motivating its executives and key employees. Gildan has had an LTIP in effect since June 24, 1998 (as amended from time to time). The LTIP is administered by the board, which has delegated responsibilities to the HR committee.

Last year, at our 2023 annual meeting, shareholders approved two amendments to the LTIP which resulted in (i) the increase of the amount of Gildan common shares authorized for issuance under the LTIP by 1,797,219 common shares, which represented an increase of approximately 1.0% of the outstanding common shares as of March 6, 2023, and (ii) the introduction of revised amendment provisions for the LTIP which aligned it with best practices and recently adopted equity incentive plans, as well as to meet the requirements of the stock exchanges where Gildan shares are listed.

A total of 13,797,851 Common Shares have been reserved for issuance pursuant to the exercise of Options and the vesting of Treasury RSUs granted pursuant to the LTIP. Should further common shares become available under the LTIP as a result of the expiry or termination of Options or Treasury RSUs, such shares will then be available for issuance upon the exercise of Options or the vesting of Treasury RSUs, the whole without increasing the total reserve. As at April 23, 2024, the total reserve represents 8.18% of the issued and outstanding common shares of the Company. Of the total reserve, 2,104,995 common shares remain available for grants of Options and Treasury RSUs as at April 23, 2024 representing 1.25% of the issued and outstanding common shares of the Company.

Types of awards under the LTIP

•

Options – Options entitle the holder thereof to subscribe for common shares on the terms set forth in the LTIP. The exercise price payable for each common shares covered by an option is determined by the board at the date of the grant, but may not be less than the higher of the closing prices of the common shares on the TSX and the NYSE on the trading day immediately preceding the effective date of the grant. Options must be exercised during a period established by the board, which may not be longer than ten years from the date of the grant, unless the expiry date falls within a blackout period (a period self-imposed by the Company during which directors, officers and certain employees cannot trade the securities of the Company) or within ten days after the end of such blackout period, in which case the period for exercising options is extended for a maximum of ten business days. Options generally vest in equal tranches of 25% over a four-year period commencing on the second anniversary of the grant date, unless otherwise determined by the board (provided that no option may be exercised prior to the second anniversary of the grant date). As at December 31, 2023, an aggregate of 467,401 Options were outstanding, representing 0.27% of the issued and outstanding common shares of the company.

•

Treasury RSUs – Treasury RSUs represent the right of an individual to whom a grant of such units is made to receive common shares on the vesting date. At the end of the vesting period, which is a maximum of ten years, the common shares to which a holder of Treasury RSUs is entitled will be issued from treasury, subject to the total reserve under the LTIP. The board has discretion to establish the date on which Treasury RSUs are granted, the date on which the award is fully vested and other particulars applicable to such an award, subject to limiting to 5% of the total reserve grants of Treasury RSUs without any minimum vesting periods, if any. As at December 31, 2023, an aggregate of 60,528 Treasury RSUs were outstanding, representing 0.04% of the issued and outstanding Common Shares of the Company.

•

Non-treasury RSUs – Non-treasury RSUs have the same features as Treasury RSUs, except that (i) their vesting period is a maximum of three years and (ii) at the end of the vesting period, the Company will direct a third party broker to deliver to the Non-treasury RSU holder the number of common shares represented by such vested award purchased on the secondary market and/or pay to the Non-treasury RSU holder an amount in cash in lieu of common shares calculated using the average of the closing prices of the common shares on the TSX for the five trading days immediately preceding the vesting date. No common shares are issued from treasury under such awards and they are therefore non-dilutive. As at December 31, 2023, an aggregate of 1,516,326 Non-treasury RSUs were outstanding.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	100

APPENDIX B

Amendments to the LTIP

The board may amend, suspend or terminate the LTIP, or an option, Treasury RSU or Non-treasury RSU at any time as long as it does not require regulatory or shareholder approval, or adversely affect the rights of holders of the awards without their consent.

Shareholder approval is required to make any of the following amendments to the LTIP or awards thereunder:

•

an amendment to increase the maximum number of common shares for which options or Treasury RSUs may be granted under the LTIP (except in the case of an adjustment made in accordance with the adjustment provision contained in the LTIP applicable to certain corporate events)

•

an amendment to reduce the exercise price of an option or to cancel and reissue options or other entitlement to the same participant so as to, in effect, reduce exercise price (except in the case of an adjustment made in accordance with the adjustment provision contained in the LTIP applicable to certain corporate events)

•	an amendment to extend the term of outstanding options or awards beyond their original expiry date

•

a change to the class of persons eligible to receive option or awards under the LTIP (including any amendment that may permit the introduction or reintroduction of non-employee directors on a discretionary basis)

•	increases the maximum number of common shares that may be issuable to insiders at any time pursuant to the insider participation limit set forth in the LTIP

•	an amendment to allow options, Treasury RSUs, Non-treasury RSUs, or PSUs to become transferable or assignable other than what is already allowed under the LTIP

•	amend the amendment provisions of the Plan

provided that common shares held directly or indirectly by insiders benefiting from the amendments shall be excluded when obtaining such shareholder approval.

The LTIP allows the board to make the following amendments without shareholder approval:

•	any amendment to accelerate the time of exercise of outstanding options or the time of vesting of an award issuable under the LTIP

•

any amendment to postpone the expiry date (with respect to options) or the vesting date of awards issuable under the LTIP, provided that no option or award may be extended beyond its original expiry date

•

any amendment to the terms and conditions of grants of an award issuable under the LTIP (including any vesting provision, performance objective, as applicable, quantity, type of award, grant date, vesting periods, settlement date, and other terms and conditions with respect to the awards)

•	any amendment to the terms regarding the termination of employment or engagement of an eligible participant under the LTIP

•

any amendment to the definition of an eligible participant under the LTIP, it being understood that, as applicable, any amendment aimed at expanding the scope of persons that may be eligible under the LTIP will not be made without obtaining the approval of the shareholders of the Company

•	any amendment to the provisions of the LTIP relating to the administration of the plan

•

any amendment necessary to comply with applicable law, any accounting, tax, or auditing requirements, or the requirements of any stock exchange where our common shares are listed or any other regulatory body

•

any amendment of a “housekeeping” nature, including any such changes or corrections which, in the opinion of the board, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, or to respond to change in legislation, regulation, stock exchange rules, or accounting, tax, or auditing requirements

•	any amendment to add a provision permitting the grant of options or Treasury RSUs settled otherwise than with common shares issued from treasury

•	any amendment to add a cashless exercise feature or net exercise procedure, a form of financial assistance, or clawback or recoupment to the LTIP

•	any other amendment that does not explicitly require the approval of shareholders according to the terms of the LTIP.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	101

APPENDIX B

Change of control and other events

Upon the occurrence of a transaction that would result in a change of control, as defined in the LTIP, no outstanding options, Treasury RSUs and Non-treasury RSUs will become exercisable or will vest, respectively, as of the date of the change of control, unless otherwise determined by the board prior to or concurrently with the occurrence thereof. In addition, unless otherwise determined by the board or specified in the award agreement, the performance vesting percentage applicable to RSUs that are subject to performance vesting conditions will be determined as at the date of the change of control.

Also, in furtherance of applicable tax legislation that requires employers to make withholdings in respect of certain cash and non-cash benefits, such as employee stock options and restricted share units, the LTIP provides the Company with the authority to take all steps deemed necessary to ensure that it complies with its withholding obligations at the time an LTIP participant exercises options or receives cash and/or common shares further to the vesting of RSUs.

Quantitative limitations

The number of shares issuable under the LTIP pursuant to the exercise of options or the vesting of Treasury RSUs, as well as under any other share compensation arrangements of the Company, at any time shall not exceed 10% of the Company’s total shares issued and outstanding, in the case of shares issuable to insiders, or 20% of the total reserve, in the case of shares issued to any one person. In addition, the number of shares issued under the LTIP pursuant to the exercise of options or the vesting of Treasury RSUs, as well as under any other share compensation arrangements of the Company, shall not in a one-year period exceed 10% of the total shares issued and outstanding, in the case of shares issued to insiders, or 20% of the total reserve, in the case of shares issued to any one person.

Assignability

Options, Treasury RSUs and Non-treasury RSUs are not assignable, other than to a legal representative in the case of a participant’s death or permanent disability.

Retirement policy for the LTIP

Except as otherwise provided in any specific award agreement, LTIP participants, including executive officers, are eligible to benefit from extended vesting conditions for their PSUs, Treasury RSU, Non-treasury RSUs, and options under our retirement policy, provided certain retirement or early retirement criteria are met.

LTIP participants are eligible for retirement when they reach age 55, have at least five years of service, and their age plus their number of years of service equals at least 70. LTIP participants are eligible for early retirement when they reach age 55 and have at least five years of service. In both cases, LTIP participants must sign a non-compete and non-solicitation agreement with us in order to be eligible for the extended vesting conditions.

When a participant qualifies for retirement, options granted at least six months before the date of retirement will continue to vest and will remain exercisable until the original expiry date, and options granted in the last six months will expire immediately. Similarly, Treasury RSUs, Non-treasury RSUs, and PSUs granted at least six months before the date of retirement will continue to vest over their original vesting period, and such awards granted in the last six months will be pro-rated and the performance portion of the award, if any, will be determined at the end of the original vesting period.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	102

APPENDIX B

When a participant qualifies for early retirement, options that have vested by the date of early retirement may be exercised until the original expiry date. Options that have not vested will expire immediately, and Treasury RSUs, Non-treasury RSUs, and PSUs will be pro-rated and the performance portion of the award, if any, will be determined at the end of the original vesting period.

Reason for termination	Performance award	Time-based award	Options

Dismissal for cause	Outstanding awards expire immediately	Outstanding awards expire immediately	Outstanding options expire immediately

Resignation	Outstanding awards expire immediately	Outstanding awards expire immediately	Options exercisable at the date of resignation may be exercised within 60 days

Dismissal without cause	Holder is entitled to receive a number of common shares calculated by multiplying the number of Treasury RSUs, Non-treasury RSUs, and PSUs pro-rated according to the number of days elapsed between the grant date and the date of dismissal on the duration of the original vesting period, by the performance vesting percentage determined as at the date of termination	Holder is entitled to receive a number of common shares pro-rated according to the number of days elapsed between the grant date and the date of dismissal on the duration of the original vesting period	Options exercisable at the date of dismissal may be exercised within 60 days

Retirement (as defined in the retirement policy, see above)	Awards granted at least six months prior to the date of retirement continue to vest according to their applicable award agreement The holder of an award granted less than six months prior to the date of retirement will be entitled to receive a number of common shares calculated by multiplying the number of Treasury RSUs, Non-treasury RSUs, and PSUs pro-rated according to the number of days elapsed between the grant date and the date of retirement on the duration of the original vesting period, by the performance vesting percentage, determined at the end of the original vesting period	Awards granted at least six months prior to the date of retirement continue to vest according to their applicable award agreement The holder of an award granted less than six months prior to the date of retirement will be entitled to receive a number of common shares pro-rated according to the number of days elapsed between the grant date and the date of retirement on the duration of the original vesting period

Options granted at least six months prior to the date of retirement continue to vest according to their applicable option agreement and may be exercisable until their expiry date

Options granted less than six months prior to the date of retirement expire immediately

Early retirement (as defined in the retirement policy, see above)	The holder is entitled to receive a number of common shares calculated by multiplying the number of Treasury RSUs, Non-treasury RSUs, and PSUs, pro-rated according to the number of days elapsed between the grant date and the date of early retirement on the duration of the original vesting period, by the performance vesting percentage, determined at the end of the original vesting period	The holder is entitled to receive a number of common shares pro-rated according to the number of days elapsed between the grant date and the date of early retirement on the duration of the original vesting period	Options exercisable at the date of early retirement may be exercised until the expiry date of the options

Death	All outstanding awards vest in full immediately and the holder is entitled to receive a number of common shares calculated by applying the performance vesting percentage, determined as at the date of death	Outstanding awards vest in full immediately	Outstanding options become exercisable at the date of death and may be exercised within 12 months

Permanent disability	Outstanding awards vest in full immediately and the holder is entitled to receive a number of common shares calculated by applying the performance vesting percentage, determined as at the date of termination	Outstanding awards vest in full immediately	Outstanding options become exercisable at the date of termination and may be exercised within 12 months

1	Expire on the vesting date if the performance objectives set out in the applicable award agreement have not been achieved.
2	Or the cash equivalent in the case of Non-treasury RSUs, at the Company’s option.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	103

APPENDIX C

APPENDIX C

MORE ABOUT THE SHARE APPRECIATION RIGHTS PLAN

The SARs plan was adopted by the board at the end of fiscal 2020 to, among other things, allow the board to grant SARs to executives and key employees (SARs participants) to encourage them to work toward, and participate in, the growth and development of Gildan, to provide them with an additional incentive and reward, and to assist Gildan in attracting, retaining, and motivating its executives and key employees. The SARs plan is administered by the board, which has delegated responsibilities to the HR committee.

A SAR is an award entitling the recipient to receive on the vesting date, subject to the terms and conditions of the applicable SAR Agreement, including vesting conditions and performance criteria, if any, an amount in cash or in common shares (or a combination of the two), at Gildan’s discretion, with a value equal to the excess of the market price of Gildan common shares on the vesting date over the grant price of the SAR (the SAR price) multiplied by the number of SARs that have vested on the date (the aggregate excess value). The market price of our common shares for the purposes of the SARs plan means, on any given date, the volume weighted average trading price of Gildan common shares on the TSX for the five trading days up to and including the date. SARs will only have value if there is an appreciation in the price of our common shares over the vesting period. At the vesting date we have the option to settle the SARs in cash or in common shares purchased on the open market. The award will be settled within 30 days of the vesting date.

SARs have only been used once for a one-time award of 824,406 premium-priced SARs granted in fiscal 2020 to the President and CEO as described on page 79.

The board may, from time to time by resolution, in its sole discretion, (i) designate the SARs participants under the SARs plan, (ii) fix the number of SARs to be granted to each SARs participant and their grant date, and (iii) determine all other terms and conditions of each grant of SARs, including the SAR price, the vesting conditions and performance criteria, if any, and the vesting date. Each SAR award is accompanied by a SAR agreement that is consistent with the SARs plan and determined by the board. The board sets the SAR price at the time of grant and it must not be less than the higher of the closing price of Gildan common shares on the TSX and the NYSE (expressed in a single currency based on the conversion rate) on the grant date. The board also determines the vesting date at the time of grant, however it is limited to a maximum term of three years from the grant date. A SAR may be subject to early vesting and expiry, as described below.

We cannot issue common shares from treasury to settle the SARs awards. SARs granted under the SARs plan are not included in the number of common shares reserved for issuance for the exercise of options and the vesting of Treasury RSUs.

The board may suspend or terminate the SARs plan at any time, or amend or revise the terms of the SARs plan or any SAR without the consent of the SARs participants, as long as the suspension, termination, amendment or revision would:

•	not adversely alter or impair the rights of a SARs participant, without their consent except as permitted by the provisions of the SARs plan

•	be in compliance with applicable law and with the prior approval, if required, of our shareholders, the TSX and the NYSE, if applicable, or any other regulatory body having authority over the Company

•

be subject to shareholder approval, where required by law or the requirements of the TSX and the NYSE, if applicable, provided that the board may, from time to time, in its absolute discretion and without approval of the shareholders of the Company, make the following amendments to the SARs plan:

•	any amendment to the vesting conditions or performance criteria of any outstanding SAR, if applicable, or the assignability provisions of a SAR

•	any amendment to the vesting date of a SAR

•	any amendment regarding the effect of termination of a SARs participant’s employment – any amendment to the definition of an SARs participant under the SARs plan

•	any amendment necessary to comply with applicable law or the requirements of the TSX, the NYSE or any other regulatory body

•

any amendment of a “housekeeping” nature, including to clarify the meaning of an existing provision of the SARs plan, correct or supplement any provision that is inconsistent with any other provision, correct any grammatical or typographical errors or amend the definitions in the SARs plan

•	any amendment regarding the administration of the SARs plan.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	104

APPENDIX C

Retirement policy for the SARs plan

Similar to the retirement policy for the LTIP, except as otherwise provided in any specific award agreement, SARs participants, including executive officers, are eligible to benefit from extended vesting conditions for their SARs under our retirement policy, provided certain retirement or early retirement criteria are met.

SARs participants are eligible for retirement when they reach age 55, have at least five years of service, and their age plus their number of years of service equals at least 70. SARs participants are eligible for early retirement when they reach age 55 and have at least five years of service. In both cases, SARs participants must sign a non-compete and non-solicitation agreement with us in order to be eligible for the extended vesting conditions.

When a participant qualifies for retirement, SARs granted at least six months before the date of retirement will continue to vest over their original vesting period, and SARs granted in the last six months will be pro-rated and the performance portion of the award, if any, will be determined at the end of the original vesting period.

When a participant qualifies for early retirement, SARs will be pro-rated and the performance portion of the award, if any, will be determined at the end of the original vesting period.

Reason for termination	SARs
Resignation or termination for cause	Outstanding awards expire on the date of termination

Dismissal without cause	Holder is entitled to receive at the Company’s option, cash in an amount equal to the pro rata value of the early vested SARs, or a number of common shares having a value equal to the pro rata value of the SARs. The pro rata value of the early vested SARs is calculated by multiplying the number of SARs pro-rated according to the number of days elapsed between the grant date and the date of dismissal on the duration of the original vesting period, by the positive difference between the market price of the common shares at the date of dismissal and the SAR price

Retirement (as defined in the retirement policy, see above)	Awards granted at least six months prior to the date of retirement continue to vest according to their applicable award agreement

The holder of an award granted less than six months prior to the date of retirement will be entitled to receive at the Company’s option, cash in an amount equal to the pro rata value of the SARs, or a number of common shares having a value equal to the pro rata value of the SARs

The pro rata value of the early vested SARs is calculated by multiplying the number of SARs pro-rated according to the number of days elapsed between the grant date and the date of retirement on the duration of the original vesting period, by the positive difference between the market price of the common shares at the date of retirement and the SAR price

Early retirement (as defined in the retirement policy, see above)	The holder is entitled to receive at the Company’s option, cash in an amount equal to the pro rata value of the early vested SARs, or a number of common shares having a value equal to the pro rata value of the SARs

The pro rata value of the early vested SARs is calculated by multiplying the number of SARs pro-rated according to the number of days elapsed between the grant date and the date of early retirement on the duration of the original vesting period, by the positive difference between the market price of the common shares at the date of early retirement and the SAR price

Death or permanent disability	All outstanding awards vest in full immediately on the date of death or permanent disability

Regarding applicable tax legislation that requires employers to deduct withholding taxes for certain cash and non-cash benefits, such as PSUs, Non-Treasury RSUs, Treasury RSUs, and options under the LTIP, and SARs under the SARs plan, Gildan has authority under the plans to take the necessary steps to ensure that it complies with its withholding obligations at the time a participant exercises options, receives cash and/or common shares when PSUs, Non-Treasury RSUs, or Treasury RSUs vest, or receives cash or common shares when the SARs vest.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	105

APPENDIX D

APPENDIX D

SHAREHOLDER PROPOSAL

The following proposal has been submitted by BC General Employees’ Union (BCGEU) for consideration at the 2024 annual meeting of shareholders. The proposal and supporting statement are set out in italics below.

The board recommends you vote AGAINST this shareholder proposal for the reasons explained below.

Proposal submitted by BCGEU

RESOLVED THAT the Board oversee and issue a report to shareholders, at reasonable cost and omitting proprietary information, assessing the effectiveness of Gildan’s existing human rights risk infrastructure, in alignment with Gildan’s human rights commitments, as it relates to (i) the failure to relocate workers following the closure of the San Miguel clothing factory, and (ii) employee health and safety.

Supporting Statement

In its Human Rights Policy,1 Gildan commits to upholding and respecting human rights as established in the UN Guiding Principles on Business and Human Rights (UNGPs) and periodically conducting human rights materiality assessments. Gildan’s Social and Sustainable Compliance Guidebook2 describes its human rights assessment processes, and Gildan states deeper due diligence is conducted where required. Despite Gildan’s human rights commitments, workers in Honduras have experienced adverse human rights impacts.

Factory Closure and Occupational Injuries

In June 2023, Gildan announced the closure of its Honduras San Miguel clothing factory, leaving 2,700 primarily women jobless. Months before, Honduras’ Supreme Court of Justice ruled Gildan violated workers’ human and labour rights and unjustly dismissed workers.3 Instead of reinstating workers under better working conditions as ordered, Gildan shuttered the entire factory citing fortuitous event and force majeure.4

In 2018, Gildan offered to relocate all affected employees after its Star facility (El Progreso) was closed.5 No such offers were made to San Miguel workers. According to the Honduran Social Security Institution at least 300 former San Miguel workers were assessed with occupational injuries. An NGO reports supporting 209 additional cases.

Injury rates may be underreported, and many cannot access social security services and disability pensions due to the manner the facility was shuttered. Workers claim occupational injuries are caused by long work hours, embedded overtime that is not voluntary in practice, and high production goals. Gildan claims compliance with local law. However, a fundamental premise of the UNGPs is seeking compliance with standards beyond domestic law.6

Safety and Security

A Globe and Mail report highlights the issue of gender-based violence in Honduras.7 Honduras has Latin America’s highest femicide rate,8 with a woman killed every 23 hours.9

Gildan’s shift scheduling requires employees to travel at night, raising safety concerns among female workers, including reports of sexual abuse. In jurisdictions with challenging security situations, an employer’s responsibility extends beyond the workplace to employee transportation, especially where security is an issue. As per the UNGPs and ILO, Gildan’s responsibility is clear given transportation is provided as part of the work arrangement.10,11

All the above issues raise concerns about Gildan’s risk oversight and expose our company to legal, financial, and reputational risk.

1	https://gildancorp.com/media/uoloads/oolicies/bgildans global human rights policy.pdf
2	https://gildancorp.com/media/uploads/policies/bgildans social and sustainable compliance guidebook.pdf
3	https://investments.bcgeu.ca/supreme court ruling
4	https:// assets.nationbuiIder.com/bcgeu/pages/896/ attachments/ originaI/1706815599/ Giidan termination letter SanMiguel workerl.pdf?l706815599
5	https://www.business-humanrights.org/documents/3649/Response to Business and Human Rights Centre Mar2018 ENG.pdf
6	https://www.business-humanrights.org/en/big-issues/un-guiding-principles-on-business-human-rights/guidance-implementation/
7	https://www.theglobeandmail.com/world/article-women-of-honduras-find-little-refuge-and-even-less-justice-in-a

-surge/#:~:text=Honduras%20has%20the%20highest%20rates.a%20kitchen%20for%20preparing%20meals

8	https://oig.cepal.org/en/indicators/femicide-or-feminicide
9	https://derechosdelamujer.org/comunicado-honduras-el-pais-mas-peligroso-para-ser-mujer-en-america-latina/
10	https://gildancorp.com/media/uploads/sustainability reports/bgildans 2022 esg report.pdf
11	https://ilo.org/dyn/normlex/en/f?p-NORMLEXPUB:SS:0::NO::PSS TYPE.PSS LANG.PSS DOCUMENT.PSS NODE: SUP,en,PlSS./Document

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	106

APPENDIX D

Management Concerns

Shareholders’ concerns for the human rights of Gildan’s employees are exacerbated by the Board’s recent revelations about Gildan’s former CEO, specifically that he “gradually became more disengaged,” had an unstructured management style and never visited Gildan’s new manufacturing plant in Bangladesh.1 These revelations undermine investor confidence in Gildan’s assessment and mitigation of human rights risks.

Gildan’s response

On March 27, 2024, Gildan management met with representatives of BCGEU to engage with the shareholder and discuss Gildan’s existing human rights risk infrastructure and disclosure practices, including as it relates to (i) the closure of the San Miguel clothing factory, and (ii) employee health and safety.

The board recommends you vote AGAINST the shareholder proposal for the following reasons: Gildan has in place strong human rights and health and safety programs, its operations are subject to regular rigorous internal and external third-party audits, and Gildan provides transparent disclosures on its achievements and challenges relating to key material issues relating human rights and health and safety through its annual ESG report and other public documents, including our Modern Slavery Report filed pursuant to applicable legislations across various jurisdictions. The closure of the San Miguel facility was part of operational downsizing initiatives undertaken by the Company in 2023, and Gildan worked diligently with the local union to ensure termination benefits provided were consistent with our social commitments and complied with all applicable laws. While the board is of the view that the requested report is unnecessary and therefore recommends you vote against the proposal, we would like to reiterate that we take great pride in the level of transparency we provide our stakeholders in our annual reporting, because we understand that transparency and stakeholder trust go hand in hand.

Gildan operates in a manner that ensures strong respect of human rights and high health and safety standards throughout our supply chain. Gildan is strongly committed to ensuring ethical apparel manufacturing through its adherence to leading labour practices and working conditions so that the human rights and dignity, as well as the health and safety, of all our employees are respected. These commitments, which often go beyond domestic law requirements, are embodied, among other places, in Gildan’s code of conduct, human rights policy, code of ethics, global health & safety policy, and the guidelines set out in our social and sustainable compliance guidebook. These policies can be found on our website at https://gildancorp.com/en/responsibility/respect-for-transparency/codes-and-policies/.

Respect for human rights	Employee safety and reducing workplace risk

Gildan, and its contractors, are required to safeguard employees’ human rights by adopting and adhering to Gildan’s code of conduct.

Gildan’s code of conduct encompasses the standards set forth by the International Labour Organization (ILO), the Fair Labor Association (FLA), and Worldwide Responsible Accredited Production (WRAP). The code of conduct unequivocally asserts our position on key industry risks such as child labour, forced labour, compensation, hours of work/overtime, health and safety, environment, freedom of association and collective bargaining, harassment and/or abuse, grievance procedures, as well as non-discrimination.

Gildan undertakes regular human rights due diligence to identify, prevent, and mitigate the risks of human rights violations not only in our own vertically integrated operations, but also in the operations of our contractors.

Gildan’s workplace safety vision focuses on strengthening our occupational health and safety commitments and embracing a zero harm culture through the implementation of initiatives and policies that build on our practices and make certain that our safety culture and working conditions are among the best in the industry.

Senior leaders across all business units track safety related KPIs on a weekly basis, meet and report on safety incidents, and share lessons learned. Progress against health and safety KPIs is reviewed and reported to the HR committee of the board on a quarterly basis to ensure that risks are managed and mitigation is in place.

In addition, Gildan is committed to transparency on key KPIs and reports on these indicators regularly through its ESG report.

Human rights due diligence process

Gildan works actively to identify, prevent, and mitigate the risk of human rights violations. The following six (6) salient human rights risks are inherent in our operations and supply chain and require ongoing monitoring and are the focus of programs and initiatives: freedom of association and collective bargaining, health and safety, women’s rights, harassment and/or abuse, modern slavery, and working hours.

1	https://gildancorp.com/en/media/news/open-letters-to-shareholders/

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	107

APPENDIX D

More specifically, at Gildan:

•	We adhere to strict limits on the working hours of Gildan employees and those of our third-party contractors further to Gildan’s code of conduct, which is premised on ILO conventions No. 1 and 14.

•	We do not tolerate any physical, sexual, psychological, verbal or other type of harassment and/or abuse in our operations or throughout our supply chain.

•	We take all necessary measures to provide employees with a safe and healthy workplace. This includes the adoption of policies and procedures to prevent accidents and illnesses arising out of or occurring in the course of performing work at Company or contractor facilities.

•	We perform periodic reviews of our health and safety protocols and consistently work with third-party advisors to ensure that we remain at the forefront of industry trends and best practices.

STRICT LIMITS ON WORKING HOURS

•	No employee is required to work more than a total of 60 hours per week or the regular and overtime hours permitted by the law of the country where the employee works, whichever is less.

•	The regular work week is not to exceed 48 hours.

•	Employees must be allowed at least 24 consecutive hours of rest in every seven-day period.

•	All overtime work is consensual.

•	Gildan does not request overtime on a regular basis.

•	Compensation for all overtime work is at a premium rate.

Gildan’s commitment to health and safety

Gildan is committed to taking all necessary measures to provide employees with safe and healthy workplaces and seeks to ensure that our third-party contractors do the same. This includes the adoption of policies and procedures to prevent work-related accidents and illnesses through hazard elimination and risk reduction. Gildan employs over 130 health and safety professionals worldwide. Each of Gildan’s plants and distribution centres has an active health and safety committee with active employee engagement. The committees meet monthly to review accidents, seek employee engagement, and review corrective actions.

Risk analysis of our Occupational Health and Safety Program is carried out every year or on specific request and includes environmental monitoring of noise, lighting, temperature, necessary personal protective equipment (PPE), among other things. Employees are provided with the appropriate PPE and are informed of risks and safety measures.

The following are measures put in place at our sewing operations to minimize risk and ensure the safety of our workforce, with a focus on reducing work-related injuries.

•	Leadership education and training: through comprehensive sessions covering theoretical and practical aspects of safety, including decision-making, safe behaviours, safety management systems, and Safety in Design, we empower our leaders to champion a culture of safety effectively.

•	Safety culture development: our strategy revolves around cultivating a robust safety culture, which we believe is foundational for sustained performance.

•	Technical measures and initiatives implemented to mitigate risks and prevent injuries.

MINIMIZING RISK AND ENSURING THE SAFETY OF OUR WORKFORCE

•	Hazard identification and risk assessment (IPERC)

•	Annual safety training for all workforce levels, including line managers and managers

•	Regular inspections and internal audits to identify potential hazards

•	Participation in external audits to benchmark our safety practices

•	Safety Moments, Safety Minutes, and Safety Stand Downs to reinforce safety awareness

•	Encouraging the reporting of Near Misses and conducting thorough investigations to address systemic root causes

•	Ergonomics Program including periodic physical examinations, monitoring of employees with underlying conditions, education and training, exercises, and ergonomic analysis

•	Utilizing leading indicators and safety precursor identification to proactively address potential risks

One Global Health & Safety System — ISO 45001 Certification is a standard for management systems of Occupational Health & Safety (OHS). We have committed to (1) continuing to ensure human rights are respected in our own operations and supply chain and are pushing health and safety performance to new standards by continuously working to improve employee safety, and (2) reducing workplace risks across our operations by attaining the ISO 45001 certification at all Company-owned and operated facilities by 2028. The implementation process for ISO 45001 started in Honduras, our biggest manufacturing footprint, in 2023, and we aim to initiate the certification process across our sewing facilities starting in the fourth quarter of 2024. The certification process includes third-party assessments of our human rights risks in connection with health and safety to ensure alignment with the ISO 45001 standard.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	108

APPENDIX D

With respect to night shifts in our Honduras facilities, Gildan does provide transportation to and from its facilities. While not all the facilities have night shifts, for those that do we ensure safe transportation, by requiring our employees to present their work identification before using the transportation service. To further enhance safety measures, designated bus stops have been identified through collaboration with employees and are effectively communicated across the facility. Moreover, transportation services are scheduled to start prior to nightfall at the start of the shift (7 p.m.) and conclude after daybreak (7 a.m.) to ensure safe commuting for all employees. While we are aware of the issues related to gender-based violence in Honduras raised by the shareholder proposal, we have not received specific information of women being targeted during any of our commuting shifts. We have a stringent, zero-tolerance policy against harassment within our facilities, including any harassment of a sexual nature. We also have a robust array of grievance mechanisms and resolution options for any employee who wishes to report or speak on this, including our anonymous hotline.

Oversight, audits and reporting of Gildan’s social compliance program

Oversight and governance

Gildan’s board of directors sets the tone from the top by overseeing our ESG strategy, including as it relates to human capital management and human rights risks. Information on Gildan’s human rights issues, health and safety programs, flows through operational local committees to senior management committees, which in turn report on a quarterly basis to the board’s committees as follows:

Human resources and compensation committee	Receives quarterly reports on health and safety results and key initiatives

Corporate governance and social responsibility committee	Oversees Gildan’s policies and practices with respect to social responsibility matters, labour, human rights, and health and safety, and receives quarterly updates on ESG matters

Audit and finance committee	Receives quarterly reports on complaints and if applicable, investigation results and remedial actions, and key initiatives of the internal audit on ethics matters

Internal and third-party audits

In addition to Gildan’s internal audit of facilities for human rights and health and safety compliance as part of its social compliance programs and its ongoing work to obtain the ISO 45001 Certification for its facilities, we are subject to a range of third-party audits on a regular basis:

•

FLA audits: Gildan is subject to periodic audits by the FLA to ensure that we have implemented systems and procedures to uphold FLA standards in our supply chain. Accreditation is a multi-year process to assess the performance of a Participating Company against the FLA Principles of Fair Labor and Responsible Sourcing and Production. Gildan is accredited with the FLA since 2007 and Gildan’s FLA audits, including on many of its facilities in Central America, are publicly available on the FLA.org website.

•	WRAP certification: all our sewing facilities, including those in Honduras, and our vertically integrated facility in Kohinoor, Bangladesh are WRAP-certified and subject to their audits.

•	Social programs such as SMETA (SEDEX (Supplier Ethical Data Exchange) Members Ethical Trade Audit), or Social & Labour Convergence Program (SLCP) were also received at Gildan’s Honduras facilities.

•

Customer audits: Gildan also receives regular customer audit requests, including from well-known brands and publicly traded companies that also seek to ensure compliance with and often exceed human rights standards.

REGULAR INTERNAL AND THIRD-PARTY AUDITS

As an example, in 20221, more than 100 (103) social compliance audits were performed at Gildan-operated facilities and those of third-party contractors; 76 (74%) were performed by Gildan and/or third-party auditors contracted by Gildan and 27 (26%) by our customers or social compliance certifiers such as WRAP, SMETA, or SLCP at Gildan-operated facilities. Six of our facilities in Honduras and three strategic contractor facilities in Asia were verified through SLCP. Participation in SLCP has enabled our facilities to identify gaps and work on improving practices related to health and safety and hours of work. During the 76 internal audits, 597 findings were identified: 175 in our facilities and 422 in our contractor facilities. Findings were related to health and safety, working hours, compensation, forced labour, harassment and abuse, discrimination, freedom of association, and other human resource-related matters. When violations were found, Gildan’s Social Compliance team assessed the proposed mitigation plans for Gildan-operated facilities and contractors and determined whether the plans were acceptable.

1	These numbers will be updated when we release our 2023 ESG Report in the coming months.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	109

APPENDIX D

Reporting and transparency

Gildan publishes extensive information on its human rights risk infrastructure, health and safety programs in its ESG reports and on its website, including number of grievances and non-compliance reported with remediation information. We invite you to consult our modern slavery report as well as our most recent ESG report and our ESG, Responsibility and Ethics and Compliance sections of our corporate website (www.gildancorp.com) for additional and transparent information. As part of Gildan’s commitment to continuing to enhance our disclosure controls and improve our reporting methodology on key ESG data, we engaged KPMG LLP to conduct limited assurance on social performance indicators (KPIs), including with respect to lost-time injury frequency and severity rates for employees. In addition, since 2004, we have been reporting on many health and safety and other social KPIs as set out in our ESG report, further highlighting our commitment to transparency as it relates to ESG matters.

Gildan continues to receive accolades and recognition for its corporate social responsibility programs and ESG disclosures as further described in this circular (see page 3).

Gildan stays abreast of the latest developments and trends in human rights and health and safety risks with a goal to continuously improve its programs. We also continuously assess the relevance of conducting specific audits based on risk determination. Third-party audits by the organizations above are often publicly available on their websites. Confidentiality measures for other types of audits encourages internal and external stakeholders to openly share their experience and opinion, which is why we do not support an audit that would be distributed to shareholders, as suggested by the shareholder proposal. Given the number of external and internal audits regularly taking place at Gildan, the attention we pay to continuous improvement, mitigation and remediation, and the transparency of our disclosures, management does not see the need to currently undergo another third-party audit on the topics raised by the shareholder proposal.

Closure of the San Miguel factory with closure terms negotiated with SITRAGSAM

Following a year of market uncertainty, in June 2023, Gildan announced the closure of the San Miguel facility in the context of persistent challenging market conditions and Gildan’s plan to optimize its manufacturing operations, as disclosed in the Company’s annual report for fiscal 2023. Gildan does not take these decisions lightly as they affect workers and stakeholders and, in accordance with its commitments to human rights, works to contain their impacts. Following intensive and good faith efforts, the leadership of the union representing the San Miguel workers, the Sindicato de Trabajadores de Gildan San Miguel (SITRAGSAM) and Gildan reached an agreement on the terms of the closure of the San Miguel facility, including termination benefits to affected workers, beyond the legal requirements and consistent with our human rights commitments. Gildan worked to fulfill all termination benefits and engaged the facility’s union and key stakeholders to manage the closure.

While Gildan does endeavour, where possible, to relocate affected employees, as it did in 2018 with the closure of the El Progreso facility, relocation of affected employees at San Miguel was not operationally viable because of the operational downsizing. However, Gildan has and continues to commit to providing impacted workers with first opportunity with respect to any future job openings at its facilities in Honduras provided that they can fulfill the technical profile required for the positions. For several months we maintained an open line for employees to report concerns related to their employment benefits. In Honduras, social security benefits are contingent upon employment status and end six months after termination, which is not in Gildan’s control.

The shareholder proposal attempts to suggest that Gildan closed the San Miguel facility in response to concerns about working conditions for its workers by referring to a decision from the Honduras’ Supreme Court of Justice relating to the termination of 150 employees at the San Miguel facility as part of a 2016 restructuring measure, which is simply false and misleading. Of the 150 employees terminated in 2016, five disagreed with their termination and initiated legal action. Gildan, consistent with its commitment to not obstruct employees’ access to state-based judicial or non-judicial mechanisms, respected the legal rights of the workers throughout the legal process and complied with the judgment by reinstating the five workers with back pay. The Honduras Supreme Court of Justice decision was based on the workers’ labour rights and does not state nor infer that “Gildan violated their human rights” as is alleged by the shareholder proposal.

Conclusion

In light of the reasons explained above, including Gildan’s strong human rights risk infrastructure, health and safety programs, human rights due diligence processes, numerous internal and third-party assessments in place, commitment to transparent disclosure of all meaningful information on the matters, as well as the rationale as to the operational downsizing leading to the closure of the San Miguel facility and upholding of workers’ rights, the board recommends you vote AGAINST the shareholder proposal.

GILDAN ACTIVEWEAR INC. MANAGEMENT INFORMATION CIRCULAR	110

QUESTIONS? NEED HELP VOTING? CONTACT US North American Toll Free Phone: 1.888.518.6813 E-mail: contactus@kingsdaleadvisors.com Fax: 416.867.2271 Toll-Free Fax: 1.866.545.5580 Outside North America, Banks and Brokers Call Collect & Text: 437.561.5012